AURORA PLATINUM EXPLORATION INC.

ARRANGEMENT INVOLVING

AURORA PLATINUM EXPLORATION INC.

and

NEVORO PLATINUM INC.

and

NEVORO INC.

NOTICE OF MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

May 6, 2008

These materials are important and require your immediate attention. They require Aurora Shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

Neither the Toronto Stock Exchange, the Financial Industry Regulatory Authority (“FIRA”) Over-the-Counter Bulletin Board (OTC:BB) nor any securities regulatory authority has in any way passed upon the merits of the transaction described in this information circular.

AURORA PLATINUM EXPLORATION INC.

May 6, 2008

Dear Aurora Shareholder:

The board of directors of Aurora Platinum Exploration Inc., formerly Aurora Metals (BVI) Limited, (“Aurora”) invites you to attend a special meeting (the “Meeting”) of the holders (the “Aurora Shareholders”) of common shares of Aurora (“Aurora Shares”) to be held at the offices of Blake Cassels & Graydon LLP at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia on June 5, 2008 at 10:00 a.m. (Vancouver time). On May 5, 2008, Aurora was transferred by way of continuance (the “Continuance”) from the jurisdiction of the British Virgin Islands into British Columbia under the jurisdiction of the Business Corporations Act (British Columbia). As part of the Continuance Aurora changed its name to Aurora Platinum Exploration Inc. At the Meeting, Aurora Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution approving a statutory arrangement (the “Arrangement”) under British Columbia law involving Aurora, Nevoro Platinum Inc. (“Nevoro Subco”) and Nevoro Inc. (“Nevoro”).

The purpose of the proposed transactions is to effect a business combination of Aurora and Nevoro. Under the Arrangement, each Aurora Share will be cancelled and the holders thereof will be entitled to receive, for each such Aurora Share, one common share in the capital of Nevoro (the “Nevoro Shares”). As part of the Arrangement, Aurora and Nevoro Subco, a wholly-owned subsidiary of Nevoro, will merge and continue as one corporation with the same effect as if they were amalgamated under the Business Corporations Act (British Columbia). Upon completion of the Arrangement, Nevoro will hold all of the outstanding securities in the merged company and Aurora Shareholders will hold Nevoro Shares.

The board of directors of Aurora, after considering various factors, has determined that the Arrangement is fair to Aurora Shareholders and that the Arrangement is in the best interests of Aurora and the Aurora Shareholders and recommends that Aurora Shareholders vote in favour of the Arrangement.

To be effective, the Arrangement must be approved by a resolution passed by at least two-thirds of the votes cast by Aurora Shareholders voting in person or by proxy at the Meeting. International Mining and Finance Corp., Monterey Consolidated Services plc, Irena Annandale-James, Cigma Metals Corporation, Cameron Richardson, Soil Biogenics Limited, David Jenkins, Watershed Capital Holdings Inc., Alistair Turner, Eurasia Goldfields Inc., and Georg Schnura (who collectively beneficially own, or exercise control or direction over, 10,251,783 Aurora Shares, representing approximately 51.3% of the Aurora Shares entitled to be voted at the Meeting) have entered into voting agreements with Nevoro and Nevoro Subco pursuant to which such Aurora Shareholders have agreed to vote their Aurora Shares in favour of the special resolution approving the Arrangement at the Meeting.

The completion of the Arrangement is also subject to a number of other conditions, including the approval of the Supreme Court of British Columbia.

The accompanying Notice of Meeting and Management Information Circular contain a detailed description of the proposed Arrangement, as well as detailed information regarding Aurora, Nevoro and the resulting companies if the Arrangement is completed. Please give this material your careful consideration. If you require assistance, consult your financial, tax or other professional advisors.

Your vote is important regardless of the number of Aurora Shares you own. If you are a registered holder of Aurora Shares, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy (printed on blue paper) by not later than 10:00 a.m. (Vancouver time) on June 3, 2008, to ensure that your Aurora Shares will be voted at the Meeting in accordance with your instructions, whether or not you are able to attend in person. If you hold your Aurora Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your Aurora Shares.

Subject to obtaining court approval and satisfying all other conditions of closing, including obtaining the approval of Aurora Shareholders, it is anticipated that the Arrangement will be completed in early June 2008.

Yours very truly,

Cameron Richardson (signed)
Cameron Richardson
President, CEO and Director

AURORA PLATINUM EXPLORATION INC.

NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES OF AURORA PLATINUM EXPLORATION INC.

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Aurora Shareholders”) of common shares (“Aurora Shares”) of Aurora Platinum Exploration Inc. (“Aurora”) is to be held at the offices of Blake Cassels & Graydon LLP at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia on June 5, 2008 at 10:00 a.m. (Vancouver time) for the following purposes:

(i)
or the Aurora Shareholders to consider, in accordance with the interim order (the “Interim Order”) of the British Columbia Supreme Court dated May 6, 2008, and if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set out in Appendix A to the Information Circular, to approve an arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 of the BCBCA, involving Aurora, its shareholders, Nevoro Platinum Inc. (“Nevoro Subco”) and Nevoro Inc. (“Nevoro”), the purpose of which is to effect, among other things, (a) a merger of Aurora and Nevoro Subco with the same effect as if they were amalgamated under section 269 of the BCBCA, except that the separate legal existence of Aurora will not cease and Aurora will survive the merger and Aurora and Nevoro Subco will continue as one company; and (b) each outstanding Aurora Share will be cancelled and the holder thereof will be entitled to receive, for each Aurora Share, one common share of Nevoro; and

(ii)	to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The record date for the determination of the Aurora Shareholders entitled to receive notice of and to vote at the Meeting in respect of the Arrangement is April 21, 2008. Only the Aurora Shareholders whose names have been entered in the registers of Aurora on the close of business on that date will be entitled to receive notice of and to vote at the Meeting in respect of the Arrangement. This Notice is accompanied by an Information Circular, a form of proxy and a letter of transmittal (printed on yellow paper).

An Aurora Shareholder may attend the Meeting in person or may be represented by proxy. Registered holders of Aurora Shares who are unable to attend the Meeting in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement of the Meeting. To be effective, the enclosed proxy must be received by Holladay Stock Transfer, Inc. or Broadridge Proxy Services, as specified on the proxy accompanying this Circular, by no later than 10:00 a.m. (Vancouver time) on June 3, 2008 or if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start of such adjourned or postponed meeting. Non-registered holders of Aurora Shares should carefully follow the instructions received from their intermediary in respect of voting of Aurora Shares that they beneficially own.

Registered holders of Aurora Shares who validly dissent from the Arrangement will be entitled to be paid the fair value of their Aurora Shares, subject to strict compliance with Section 238 of the Business Corporations Act (British Columbia), as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement. Failure to strictly comply with the dissent procedures set forth in Section 238 of the Business Corporations Act (British Columbia), as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement may result in the loss or unavailability of any right of dissent.

The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by Aurora before the Meeting or by the Chair at the Meeting.

Dated at the City of Vancouver, in the Province of British Columbia, this 6th day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF AURORA PLATINUM EXPLORATION INC.

Cameron Richardson (signed)
Cameron Richardson
President, CEO and Director

AURORA PLATINUM EXPLORATION INC.

INFORMATION CIRCULAR
FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 5, 2008

This Information Circular and accompanying form of proxy are furnished in connection with the solicitation of proxies by and on behalf of management of Aurora for use at the Meeting, at the time and place and for the purposes set out in the accompanying Notice of Meeting.

All summaries of, and references to, the Arrangement and the Arrangement Agreement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement, a copy of which is attached as Appendix B to this Information Circular, and the Plan of Arrangement, a copy of which is attached as Schedule B to the Arrangement Agreement.

You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

A glossary of certain terms used in this Information Circular can be found under “Glossary of Terms”. Except where otherwise indicated, the information contained in this Information Circular is given as of May 6, 2008.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Included in this Information Circular, and the documents incorporated herein by reference, are forward-looking statements, including future oriented financial information, with respect to each of Aurora and Nevoro. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variations, including negative variations, of such words and phrases, or state that certain actions, events or results, “may”. “could”. “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements include, without limitation, those with respect to the future price of metals, changes to mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future success of exploration activities, changes to Aurora or Nevoro’s hedging practices, currency fluctuations, requirements for additional capital, changes to government regulation of mining operations, outcomes of title disputes or claims and the timing and possible outcome of pending litigation. Forward-looking statements rely on certain underlying assumptions, that if not realized, can result in such forward-looking statements not being achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of Aurora or Nevoro to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the inherent risks involved in the exploration and development of mineral properties, uncertainties involved in interpreting drilling results and other geological data, fluctuating mineral prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in the section entitled “Risk Factors” and in similar such sections of documents incorporated herein by reference. Although Aurora and Nevoro have attempted to identify important factors that could cause actual actions, events or cause actions, events or results not to be estimated or intended, there can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Other than as required by applicable Canadian or U.S. securities laws, Aurora and Nevoro do not update or revise any such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The Nevoro Shares to be issued under the Arrangement have not been and will not be registered under the U.S. Securities Act and are being issued to Aurora Shareholders in the United States in reliance on the exemption from registration requirements set out in section 3(a)(10) of the U.S. Securities Act. The Nevoro Shares will not be listed for trading on any United States stock exchange upon the completion of the Arrangement. As a result, Aurora Shareholders in the United States who receive Nevoro Shares will have limited or no ability to sell or otherwise transfer their Nevoro Shares in the United States and their ability to sell or otherwise transfer their Nevoro Shares on a Canadian stock exchange may be limited. The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Aurora Shareholders in the United States should be aware that the Canadian requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Financial statements relating to Nevoro included or incorporated by reference into this Information Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards and, therefore, are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles. Likewise, information concerning the properties and operations of Nevoro and the Resulting Issuer included in or incorporated by reference into this Information Circular has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information prepared under applicable United States securities laws.

Without limiting the foregoing, the term “mineral resource” and the terms that result when it is preceded by “inferred”, “indicated” or “measured” (to indicate increasing geological confidence) as used in this Information Circular are Canadian mining terms defined in accordance with NI 43-101, which incorporates by reference the definitions set out in the CIM Definition Standards on Mineral Resources and Mineral Reserves. While these terms are recognized and required by Canadian regulations, they are not defined terms recognized by the SEC. The term “inferred mineral resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into mineral reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under CIM standards differ in certain respects from the SEC standards. While disclosure of “contained ounces” is permitted disclosure under Canadian regulations, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to the unit of measure. Accordingly, certain information contained in this Information Circular concerning descriptions of mineralization and resources may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Certain information concerning tax consequences of the transactions contemplated herein for Aurora Shareholders who are United States taxpayers is set forth in “Certain Canadian Federal Income Tax Considerations – Aurora Shareholders Not Resident in Canada” and “Certain United States Federal Income Tax Considerations”. Aurora Shareholders should be aware that the transactions contemplated here may have tax consequences both in Canada and in the United States. Such consequences may not be described fully herein. Aurora Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact: (i) that Nevoro and Aurora exist under the laws of Canada and British Columbia, respectively; (ii) that certain officers and the directors of Nevoro and Aurora are residents of countries other than the United States; (iii) that the experts named in this Information Circular are residents of countries other than the United States; and (iv) that some or a substantial portion of the assets of Aurora and Nevoro and the persons described above are located outside the United States.

Under SEC rules, the U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who are “affiliates” of Nevoro Subco or Nevoro after the Arrangement. See “The Arrangement – Securities Law Matters – United States” in this Information Circular.

THE SECURITIES DESCRIBED IN THIS INFORMATION CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CURRENT EXCHANGE RATE INFORMATION

All dollar amounts set out in this Information Circular are expressed in Canadian dollars unless otherwise indicated. The following table shows the high and low spot rates, the average noon spot rates and the year-end noon spot rates for the U.S. dollar for the past three years, each expressed in Canadian dollars, as reported by the Bank of Canada.

	Three Months Ended	Year Ended December 31,
	March 31, 2008	2007	2006	2005
High	1.0324	1.1853	1.1726	1.2704
Low	0.9719	0.9170	1.0990	1.1507
Average Noon Rate	1.0042	1.0748	1.1342	1.2116
Year-End	n/a	0.9881	1.1653	1.1659

On May 6, 2008, the noon spot rate for the U.S. dollar as reported by the Bank of Canada was U.S. $1.00 = Cdn. $1.0035.

INFORMATION CONTAINED IN THIS CIRCULAR

No person has been authorized to give information or to make any representation in connection with the Arrangement other than those contained or incorporated by reference in this Information Circular and, if given or made, any such information or representation should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by Aurora, Nevoro or Nevoro Subco.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Aurora Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

The information (including financial information) concerning Nevoro, Nevoro Subco and the Resulting Issuer (except to the extent such latter information is information regarding Aurora and its properties and assets) contained or incorporated by reference in this Information Circular has been provided to Aurora by Nevoro for inclusion in this Information Circular. Aurora and its directors and officers have relied upon such information without having made independent enquiries as to the accuracy or completeness thereof. Although Aurora has no knowledge that would indicate that any of such information is untrue or incomplete, Aurora does not assume any responsibility for the accuracy or completeness of such information or for any failure or omission by Nevoro or Nevoro Subco to disclose facts or events which may have occurred or may affect the completeness or accuracy of such information and which are unknown to Aurora.

THIS INFORMATION CIRCULAR AND THE TRANSACTIONS CONTEMPLATED HEREIN AND BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular.

“Acquisition Proposal” has the meaning given to that term in section 8.1 (1) (a) of the Arrangement Agreement attached hereto as Appendix B;

“Affiliate” has the meaning given to that term under Applicable Securities Laws;

“Aurora” means Aurora Platinum Exploration Inc., a corporation continued under the BCBCA;

“Aurora Mining Rights” means the rights to which Aurora has sufficient title, whether in fee simple or equivalent or by means of an exploration, retention, reconnaissance, development or mining permit, right, concession, lease or license or similar, to permit it to explore, develop, extract and process ore from its mineral projects;

“Aurora Public Documents” means all forms, reports, schedules, statements and other documents required to be filed by Aurora since January 1, 2006 with all applicable Securities Regulatory Authorities, or the OTCBB under applicable Laws;

“Aurora Shareholders” means the holders of Aurora Shares;

“Aurora Shares” means all of the outstanding common shares in the capital of Aurora;

“Appendix” means, unless the context otherwise requires, the respective appendix to this Information Circular referenced thereby;

“Applicable Securities Laws” means all applicable provincial and territorial securities laws, rules and regulations and published policies thereunder in Canada and all applicable state and federal securities laws, rules and regulations and published policies thereunder in the United States and the rules, regulations and policies of the TSX;

“Arrangement” means the arrangement involving Nevoro, Nevoro Subco and the Company under the provisions of Section 288 of the BCBCA on the terms and subject to the conditions set forth in the Arrangement Agreement resulting, inter alia, in the merger of Nevoro Subco and Aurora, which merged company shall become a wholly-owned subsidiary of Nevoro and as more particularly described in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court;

“Arrangement Agreement” means the arrangement agreement dated April 17, 2008 among Nevoro, Nevoro Subco and Aurora, a copy of which is attached as Appendix B, including any amendments to the Arrangement Agreement;

“Arrangement Filings” means the records and information provided to the Registrar under section 292(a) of the BCBCA that the Registrar requires to give effect to any provision of the Arrangement, together with a copy of the entered Final Order;

“Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted upon by the Aurora Shareholders at the Meeting, in substantially the form set out in Appendix A;

“associate” has the meaning given to that term under Applicable Securities Laws;

“Basal Zone Lease” means the lease agreement, dated December 4, 2003, between Aurora, as lessee, and the Mouat family, Mouat Nickel Mines, Inc., and Fort Stockton Investments, Inc., and covers eight unpatented lode mining claims, one unpatented placer mining claim, and 34 patented lode mining claims, an area of approximately 903 acres, in Stillwater County and 17 unpatented lode mining claims, covering approximately 345 acres, in Sweet Grass County, Montana;

“BCBCA” means the Business Corporations Act (British Columbia), S.B.C. 2002, c.57, as amended, including the regulations established thereunder;

“BLM” means the U.S. Bureau of Land Management;

“Board of Directors” means the board of directors of Aurora;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Toronto, Ontario or Vancouver, British Columbia;

“Canadian GAAP” means accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“Closing” means the completion of the Arrangement;

“Companies Act” means the BVI Business Companies Act, (No 16 of 2004) of the British Virgin Islands, as now enacted or as the same may from time to time be amended, re-enacted or replaced;

“Constating Documents” means, with respect to any corporate or other entity, the certificate and articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, unanimous shareholder agreement or declaration or other similar governing documents of such person;

“Continuation” means the de-registration of Aurora in the British Virgin Islands under section 184 of the Companies Act and its continuation into the jurisdiction of British Columbia, Canada under section 303 of the BCBCA on May 5, 2008;

“Court” means the Supreme Court of British Columbia;

“CRA” means the Canada Revenue Agency;

“Depositary” means Equity Transfer & Trust Company, in its capacity as depositary for the Aurora Shares under the Arrangement;

“Dissent Procedures” means the procedures for exercising the Dissent Right as set out in Division 2 of Part 8 of the BCBCA as modified by Article 4 of the Plan of Arrangement as the same may be modified by the Interim Order or Final Order. For details regarding the Dissent Procedures, see “The Arrangement - Right of Dissent”;

“Dissent Right” means, pursuant to the Interim Order, the right granted in section 4.1 of the Plan of Arrangement whereby each Registered Shareholder is permitted to exercise a right of dissent under Division 2 of Part 8 of the BCBCA as modified by Article 4 of the Plan of Arrangement as the same may be modified by the Interim Order or Final Order;

“Dissenting Shareholder” means a Registered Shareholder who validly exercises the Dissent Right in respect of the Arrangement in strict compliance with the Dissent Procedures;

“Effective Date” means the date upon which all conditions to the completion of the Arrangement as set out in Article 6 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and on which the Arrangement Filings are filed with the Registrar;

“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

“General Mining Law” means the U.S. General Mining Law of 1872;

“Income Tax Act” or “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), including the regulations established thereunder, as amended;

“Information Circular” means this management information circular together with all appendices that accompany it, delivered by Aurora to the Aurora Shareholders in connection with the Meeting;

“Interim Order” means the interim order of the Court dated May 6, 2008 providing for, among other things, the calling and holding of the Meeting, a copy of which is attached as Appendix C, as such order may be amended, supplemented or varied by the Court;

“Laws” means all laws (including common law and civil law), by-laws, statutes, rules, regulations, principles of law and equity, orders, ordinances, judgments, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Material Adverse Change” means, in respect of Nevoro or Aurora, any one or more changes, events or occurrences and; “Material Adverse Effect” means, in respect of Nevoro or Aurora, any fact or state of facts, circumstance, change, effect, occurrence or event which, in either case, either individually is or in the aggregate are, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, affairs, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), capitalization, business, operations, results of operations or prospects of Nevoro and its subsidiaries, or Aurora and its subsidiaries, respectively, taken as a whole, other than any change, event or occurrence attributable or relating to: (a) changes in general economic conditions or the securities markets; (b) changes affecting generally the precious and/or base metals mining sectors in which Nevoro or Aurora conducts business, respectively; (c) the announcement of the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement, or any actions by Nevoro or Aurora taken pursuant to the Arrangement Agreement, taken as a whole; or (d) a change in the market price or trading volume of Nevoro Shares or Aurora Shares provided, however, that any fact, circumstance, change, effect, occurrence or event underlying such change in the market price or trading volume that is not excluded under clauses (a) and (b) hereof, may be considered in determining whether there has been a Material Adverse Change or Material Adverse Effect, provided, however, that such effect (in (a) or (b) above) does not primarily relate only to (or have the effect of primarily relating only to) Nevoro or its subsidiaries, or Aurora or its subsidiaries, respectively, or disproportionately adversely affect Nevoro or its subsidiaries or, Aurora or its subsidiaries, taken as a whole, compared to other companies operating in the industry in which Nevoro or its subsidiaries or, Aurora or its subsidiaries, operate, in which case, the relevant exclusion from this definition of Material Adverse Effect referred to above shall not be applicable. The terms “material” and “materially” shall, when used in this Information Circular, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its affiliates taken as a whole;

“Meeting” means the special meeting of the Aurora Shareholders to be held on June 5, 2008, and any adjournments or postponements thereof, to consider and, if deemed advisable, to approve the Arrangement Resolution;

“Merged Company” means, for the purposes of distinguishing between Aurora before and after the completion of the Arrangement but in no way implying an alteration of its legal status, the merged company of Aurora and Nevoro Subco after completion of the Arrangement which will be named “Aurora Platinum Exploration Inc.” and which will exist as one corporation with the same effect as if Aurora and Nevoro Subco were amalgamated under section 269 of the BCBCA except that the separate legal existence of Aurora will not cease and Aurora will survive the Merger;

“Merger” means the merger of Aurora and Nevoro Subco pursuant to the Arrangement;

“Mountain View Lease” means the lease agreement, dated February 1, 2004 between Aurora, as Lessee, and the Mouat family, Mouat Nickel Mines, Inc., Fort Stockton Investments, Inc. and 15 individuals (collectively the “Lessors”), as amended on January 20, 2004;

“Nevoro” means Nevoro Inc., a corporation continued under the Canada Business Corporations Act by Articles of Continuance dated May 16, 2007;

“Nevoro Public Documents” means all forms, reports, schedules, statements and other documents required to be filed by Nevoro since January 1, 2007 with all applicable Securities Regulatory Authorities or the TSX under applicable Laws;

“Nevoro Shares” means common shares in the capital of Nevoro;

“Nevoro Subco” means Nevoro Platinum Inc., a wholly-owned subsidiary of Nevoro incorporated under the laws of British Columbia, Canada;

“NI 43-101” means National Instrument 43-101 – “Standards of Disclosure for Mineral Projects”;

“Notice of Meeting” means the Notice of Special Meeting of Aurora Shareholders which accompanies this Information Circular;

“OTCBB” means, the Over-the-Counter Bulletin Board, a regulated electronic trading service offered by the Financial Industry Regulatory Authority (“FIRA”) that shows real-time quotes, last-sale prices and volume information for over-the-counter (OTC) equity securities;

“Plan of Arrangement” means the plan of arrangement substantially in the form of Schedule B to the Arrangement Agreement, attached hereto as Appendix B, as amended or varied pursuant to the terms hereof and thereof;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Record Date” means the close of business on April 21, 2008;

“Registered Shareholder” means a registered holder of Aurora Shares as recorded in the register of shareholders of Aurora maintained by the transfer agent of Aurora;

“Registrar” means the Registrar of Companies duly appointed under the BCBCA;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Resulting Issuer” means Nevoro and all of its subsidiaries, including the Merged Company, after the completion of the Arrangement;

“Share Consideration” means one Nevoro Share for each Aurora Share issued and outstanding immediately before the Effective Date;

“SEC” means the United States Securities and Exchange Commission;

“Securities Regulatory Authorities” means the applicable securities commission or regulatory authority in each province and territory of Canada and the SEC;

“Stillwater Project” means the mineral property interests included in the Mountain View Lease, the Basal Zone Lease and any patented or unpatented mineral claims owned by Aurora outside the terms of those leases;

“Superior Proposal” has the meaning given to that term in section 8.1 (1) of the Arrangement Agreement attached hereto as Appendix B;

“Supportive Shareholders” means International Mining and Finance Corp., Monterey Consolidated Services plc, Annandale-James Family, Cigma Metals Corporation, Cameron Richardson, Soil Biogenics Limited, David Jenkins, Watershed Capital Holdings Inc., Alistair Turner, Eurasia Goldfields Inc., and Georg Schnura that have executed Voting Agreements;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Person” means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; and

“Voting Agreements” means, collectively, the voting agreements between Nevoro, Subco and each of the Supportive Shareholders dated as of the date hereof.

SUMMARY

The following is a summary of certain information contained elsewhere in this Information Circular. This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information and financial data and statements contained or referred to elsewhere in this Information Circular, including appendices and documents incorporated by reference herein. Capitalized terms used in this summary and in the Information Circular are defined in the Glossary of Terms.

The Meeting

The Meeting will be held at the offices of Blake Cassels & Graydon LLP at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia on Thursday, June 5, 2008 at 10:00 a.m. (Vancouver time). At the Meeting, the Aurora Shareholders will be asked to consider and, if thought advisable, to pass the Arrangement Resolution approving the Arrangement. The approval of the Arrangement Resolution will require the affirmative vote of two-thirds of the votes cast by Aurora Shareholders present in person or by proxy at the Meeting.

The Arrangement

The Arrangement Agreement provides that the proposed business combination of Aurora and Nevoro will be achieved by way of a statutory plan of arrangement under which the following transactions, among others, will occur in the order and at the times set out in the Plan of Arrangement:

•
All Aurora Shares in respect of which Aurora Shareholders who have exercised a Dissent Right will be deemed to have been transferred to Aurora and such holders will cease to have any rights as Aurora Shareholders other than the right to be paid the fair value of their Aurora Shares.

•
Aurora and Nevoro Subco will merge and continue as one corporation with the same effect as if they were amalgamated under Section 269 of the BCBCA, except that the separate legal existence of Aurora will not cease and Aurora will survive the merger.

•	The separate legal existence of Nevoro Subco will cease without Nevoro Subco being liquidated or wound-up.

•	Each Aurora Share will be cancelled and the holders thereof will receive, for each Aurora Share, one Nevoro Share.

•
Each common share in the capital of Nevoro Subco will be cancelled and the holder thereof (Nevoro) will receive, for each such share, one common share in the capital of the Merged Company. In consideration of the issuance of Nevoro Shares, the Merged Company will issue to Nevoro one common share in the capital of the Merged Company for each Nevoro Share issued.

See “The Arrangement”.

Upon completion of the Arrangement the former Aurora Shareholders will hold approximately 21% of the then outstanding Nevoro Shares (approximately 18.6% on a fully-diluted basis). There can be no assurance that Nevoro will not issue additional Nevoro Shares or securities convertible into Nevoro Shares prior to the completion of the Arrangement and as a result the ownership interest in Nevoro held by the former Aurora Shareholders could be diluted.

Recommendation of the Board of Directors

The Board of Directors of Aurora has determined that the Arrangement is fair to the Aurora Shareholders and is in the best interests of Aurora and the Aurora Shareholders and recommends that the Aurora Shareholders vote in favour of the Arrangement Resolution.

Reasons for the Arrangement

In reaching its decision that the Arrangement is in the best interests of Aurora and is fair to Aurora Shareholders and deciding to approve the Arrangement Agreement and to recommend to Aurora Shareholders that they vote for the Arrangement Resolution, the Board of Directors carefully considered all aspects of the Arrangement Agreement and the Arrangement and considered a number of factors, including the following:

•
Although Aurora has interests in promising mineral properties, it has neither the financial capability nor the management team to advance the development of these properties. If Aurora continues to be unable to develop or finance the development of the properties there is a risk that its interest could be forfeited.

•	Nevoro has the management expertise to develop Aurora’s properties, which ultimately will benefit the Aurora Shareholders.

•
The favourable financial terms of the Arrangement. The market value of Nevoro Shares prior to the announcement of the Arrangement far exceeded the value of an Aurora Share, and each Aurora Share will be exchanged for one Nevoro Share.

•	The opportunity for Aurora Shareholders to participate in the development of both Aurora’s existing properties but also Nevoro’s portfolio of 13 projects in Nevada, California and Idaho.

•	The Arrangement Resolution must be approved by not less than two-thirds of the votes cast on the resolution by the Aurora Shareholders.

•
The procedures by which the Arrangement is to be approved, including the fact that the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Aurora Shareholders.

•	The Dissent Right provided to Registered Shareholders entitling them to dissent in relation to the Arrangement Resolution.

In reaching its determination, the Board of Directors also considered and evaluated, among other things:

•	Potential tax consequences to Aurora and Aurora Shareholders of the proposed transactions.

•	Current industry, economic and market conditions and trends, including the prospects for the price of platinum group metals over the next five years.

•	Information concerning the business, operations, financial condition and prospects of Aurora, Nevoro and the Resulting Issuer.

•
The evaluation by Aurora management and the Board of Directors of Aurora’s future prospects for successfully developing its existing assets and the likelihood of it engaging in other corporate, joint venture or property transactions to increase value for Aurora Shareholders.

•	The opportunity for Aurora Shareholders to own Nevoro Shares, which trade on a stock exchange rather than on an over-the-counter market and have liquidity far exceeding that of the Aurora Shares.

•
The Resulting Issuer will have a portfolio of exploration projects in Montana, Nevada, California, and Idaho and an experienced exploration and management team with a proven track record and an active exploration program.

The foregoing summary of the information and factors considered by the Board of Directors is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with the evaluation of the Arrangement, the Board of Directors did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Board of Directors’ recommendations were made after consideration of all of the above-noted factors and in light of the Board of Directors’ knowledge of the business, financial condition and prospects of Aurora, and were also based upon advice of legal advisors.

Voting Agreements

International Mining and Finance Corp., Monterey Consolidated Services plc, Annandale-James Family, Cigma Metals Corporation, Cameron Richardson, Soil Biogenics Limited, David Jenkins, Watershed Capital Holdings Inc., Alistair Turner, Eurasia Goldfields Inc., and Georg Schnura, which together collectively beneficially own, or exercise control or direction over, 10,251,783 Aurora Shares (representing approximately 51.3% of the outstanding Aurora Shares), have entered into voting agreements with Nevoro and Nevoro Subco in which all of those Aurora Shareholders have agreed to vote in favour of the Arrangement at the Meeting and to vote against any Acquisition Proposal involving Aurora, and to not tender or exercise voting rights in favour of or otherwise make available Aurora Shares beneficially owned by it, or over which it exercises control or direction, to any Acquisition Proposal.

Conditions, Approvals and the Final Order

The implementation of the Arrangement requires the satisfaction of several conditions and the receipt of various approvals, including the approval of the Arrangement Resolution by the affirmative vote of two-thirds of the votes cast by Aurora Shareholders present in person or by proxy at the Meeting and the approval of the Court. An application for the Final Order approving the Arrangement is expected to be made at 9:45 a.m. on June 6, 2008 at 800 Smithe Street, Vancouver, British Columbia.

The Companies

Aurora is a corporation continued under the provisions of the BCBCA. Aurora Shares currently trade on the OTCBB under the trading symbol “AURMF”. Aurora is a mineral exploration company focused on the acquisition and exploration of platinum group metals properties. Aurora currently has an interest in the Stillwater Project in Montana, USA, comprising the Mountain View Lease and the Basal Zone Lease.

Nevoro is a corporation existing under the provisions of the Canada Business Corporations Act. Nevoro Shares are currently listed and posted for trading on the TSX under the trading symbol “NVR”. Nevoro is a Canadian exploration company currently focused on the discovery of precious metals and currently has an interest in 13 projects in Nevada, California and Idaho, 11 of which are wholly-owned or optioned and two of which are leased to third parties.

See “Information Respecting the Resulting Issuer” in this Circular for a description of Nevoro after giving effect to the Arrangement.

Selected Financial and Operational Information for the Resulting Issuer

The following selected unaudited pro forma consolidated financial information for Nevoro is based on the assumptions described in the respective notes to the Nevoro unaudited pro forma consolidated financial statements for the year ended December 31, 2007, included elsewhere in this Information Circular. The unaudited pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement occurred on December 31, 2007. The unaudited pro forma consolidated statement of operations has been prepared based on the assumption that, among other things, the Arrangement occurred on January 1, 2007. The unaudited pro forma consolidated financial statements are not necessarily indicative of Nevoro’s consolidated financial position and results from operations if the events reflected therein were in effect for the periods presented, nor do they purport to project Nevoro’s consolidated financial position or results from operations for any future period.

The unaudited pro forma consolidated financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Arrangement contained in this Information Circular, the unaudited pro forma consolidated financial statements contained in this Information Circular and the audited consolidated financial statements of Nevoro and Aurora incorporated by reference in this Information Circular.

As at December 31, 2007
(unaudited)
Assets
Current
Cash and cash equivalents	$5,198,047
Available-for-sale securities	4,257
Amounts receivable, prepaid expenses and other	142,654
5,344,958
Mineral properties	24,555,598
Equipment	73,805
$29,974,361
Liabilities
Current
Accounts Payable	$529,744
Future income and tax liability	3,321,800
Shareholders’ Equity
Capital Stock	26,937,100
Accumulated Other Comprehensive Income	18,985
Warrants	282,385
Stock Options	3,331,396
Deficit	(4,447,049)
26,122,817
$29,974,361

12 months ended
December 31, 2007
(unaudited)
Net loss	$(3,932,520)
Loss per share – Basic and Diluted	$(0.05)

Stock Exchange Listings

The TSX has conditionally approved the listing of the Nevoro Shares to be issued pursuant to the Arrangement, subject to the satisfaction of the customary listing requirements of the TSX. Following the Arrangement becoming effective the Aurora Shares will be de-listed from the OTCBB.

Certain Canadian Federal Income Tax Considerations

For Canadian federal income tax purposes, the Arrangement should generally occur on a tax-deferred basis to a Shareholder whose Aurora Shares, for purposes of the Tax Act, constitute “capital property”. Nevoro Shares received under the Arrangement will constitute “taxable Canadian property” to Aurora Shareholders who are not resident in Canada for Canadian tax purposes. Accordingly, Canadian income taxes will apply on a disposition or deemed disposition of Nevoro Shares by a Shareholder that is not resident in Canada unless the Shareholder is entitled to relief under an income tax convention between Canada and the Shareholder’s country of residence.

The Information Circular contains a summary of the principal Canadian federal income tax considerations applicable to Aurora Shareholders that are residents and non-residents of Canada in respect of the Arrangement, including such considerations relating to the ownership of Nevoro Shares following the Arrangement. The above comments are qualified in their entirety by reference to such summary.

Aurora Shareholders should consult their own tax advisors with respect to the income tax consequences of the proposed transactions having regard to their own particular circumstances.

See “Certain Canadian Federal Income Tax Considerations”.

Certain United States Federal Income Tax Considerations

The Arrangement

The Arrangement has been structured to qualify as a tax-deferred reorganization under section 368(a) of the U.S. Tax Code. Because the determination of whether the Arrangement will qualify as a reorganization depends on the resolution of complex issues and facts, some of which will not be known until the closing of the transaction, there can be no assurances that the Arrangement will qualify as a reorganization. Subject to the qualifications and limitations set forth below under “Certain United States Federal Income Tax Considerations,” if the Arrangement qualifies as a reorganization and both Aurora and Nevoro are passive foreign investment companies for the current taxable year, a U.S. Holder generally will not recognize gain or loss on the exchange of its Aurora Shares for Nevoro Shares. Any U.S. Holders, as defined under “Certain United States Federal Income Tax Considerations”, who exercise their right to dissent generally will recognize a gain or loss.

The Information Circular contains a summary of the principal United States federal income tax considerations applicable to U.S. Holders in respect of the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See “United States Federal Income Tax Considerations”.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations. Aurora Shareholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement.

Right of Dissent

In accordance with the terms of the Interim Order and the Plan of Arrangement, Registered Shareholders will have the right to dissent in respect of the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of the Aurora Shares in respect of which a Registered Shareholder exercises the Dissent Right. If a Registered Shareholder wishes to dissent, a written notice of dissent must be received by Aurora no later than 5:00 p.m. (Vancouver time) on June 3, 2008 (or 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding any adjourned or postponed Meeting).

Failure to comply strictly with the applicable provisions of the BCBCA, the Interim Order and the Plan of Arrangement may prejudice the availability of the Dissent Right. Dissenting Aurora Shareholders should note that the exercise of the Dissent Right can be a complex, time-consuming and expensive process and it is suggested that any Aurora Shareholder wishing to exercise the Dissent Right seek his or her own legal advice. For details regarding the Dissent Right, see “The Arrangement – Right of Dissent”;

Appendix C, “Interim Order”; Schedule B of Appendix B, “Plan of Arrangement”; and Appendix E, “Dissent Provisions of BCBCA”.

If Aurora Shareholders exercise (and do not abandon) Dissent Rights with respect to greater than 5% of the number of outstanding Aurora Shares, Nevoro has the right to choose not to effect the Arrangement. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

Exchange of Aurora Share Certificates

A letter of transmittal is enclosed with this Information Circular for use by Aurora Shareholders for the purpose of surrendering share certificates representing Aurora Shares to the Depositary at an address of the Depositary set out in the letter of transmittal. Provided that a Registered Shareholder has delivered and surrendered to the Depositary all share certificates, together with a letter of transmittal properly completed and executed in accordance with the instructions of such letter of transmittal, and any additional documents as the Depositary may reasonably require, the Aurora Shareholder will be entitled to receive, and Nevoro will cause the Depositary to deliver a certificate representing the number of Nevoro Shares issuable or deliverable pursuant to the Arrangement in respect of the exchange of Aurora Shares. See “The Arrangement – Letter of Transmittal” in this Circular.

Risk Factors

There are risks associated with the completion of the Arrangement.

Some of these risks include: (i) the Arrangement Agreement may be terminated in certain circumstances, in which case the market price for Aurora Shares may be adversely affected; (ii) as Aurora Shareholders will receive Nevoro Shares based on a fixed exchange ratio, Nevoro Shares received by Aurora Shareholders under the Arrangement may have a market value lower than expected; and (iii) the issue of Nevoro Shares under the Arrangement and their subsequent sale may cause the market price of Nevoro Shares to decline.

See “Risk Factors” in this Circular.

In addition, an investment in a natural resource issuer involves a significant degree of risk. Both Aurora and Nevoro are subject to a number of risks in the operation of their businesses. Aurora Shareholders should carefully review the risk factors set forth under “Risk Factors” in this Circular, in Nevoro’s Annual Information Form dated March 31, 2008, and in the Aurora Public Documents.

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

At the Meeting, Aurora Shareholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of two-thirds of the votes cast by Aurora Shareholders present in person or by proxy at the Meeting.

Date, Time and Place of the Meeting

The Meeting will be held at the offices of Blake Cassels & Graydon LLP at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia on Thursday, June 5, 2008 at 10:00 a.m. (Vancouver time).

Record Date

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is April 21, 2008. Aurora Shareholders of record as at the close of business on April 21, 2008 will be entitled to attend and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular.

Solicitation of Proxies

This Information Circular is being furnished in connection with the solicitation of proxies by management of Aurora to be used at the Meeting for the purposes set out in the Notice of Meeting accompanying this Information Circular. While it is expected that the solicitation of proxies will be primarily by mail, proxies may be solicited personally, by telephone or other electronic means by directors and officers of Aurora (for no additional compensation). All costs incurred in connection with the preparation and mailing of this Information Circular and the accompanying form of proxy and letter of transmittal, as well as the costs incurred in the solicitation of proxies will be borne by Aurora.

Appointment of Proxyholders

The person named in the accompanying form of proxy is Cameron Richardson, a director of Aurora.  Each Aurora Shareholder has the right to appoint a person or company, other than the person named in the enclosed form of proxy, who need not be a shareholder of Aurora, to attend and act for and on behalf of the Aurora Shareholder at the Meeting. This right may be exercised by inserting such person’s name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy. A proxy that is in writing, must be dated the date on which it is executed, must be executed by the Aurora Shareholder or his or her attorney authorized in writing or, if the Aurora Shareholder is a corporation, by a duly authorized officer or attorney of that corporation and, if the proxy is to apply to less than all the Aurora Shares registered in the name of the Aurora Shareholder, must specify the number of Aurora Shares to which it is to apply.

Voting by Proxyholder

The Aurora Shares represented by a properly executed proxy will be voted for or against all matters to be voted on at the Meeting in accordance with the instructions of the Registered Shareholder on any vote that may be called for.

In the absence of any instructions to the contrary, the Aurora Shares represented by proxies received by management will be voted FOR the approval of the Arrangement Resolution.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of Aurora knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers to be proper.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they attend the Meeting in person. Registered Shareholders who choose to submit a proxy should return the enclosed proxy to Holladay Stock Transfer, Inc. or Broadridge Proxy Services, as specified on the proxy accompanying this Circular. To be effective proxies must be received by no later than 10:00 a.m. (Vancouver time) on June 3, 2008 or if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start of such adjourned or postponed meeting. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Aurora Board at its discretion.

Beneficial Shareholders

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Aurora Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans), or (b) in the name of a clearing agency (such as the Depository Trust & Clearing Corporation or The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of Applicable Securities Laws, Aurora will be distributing copies of the Notice of Meeting, this Information Circular, the form of proxy and the letter of transmittal (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non- Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Transfer Agent as set out above; or

(b)
more typically, be given a form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting information form”) which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the form of proxy and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or proxy authorization form is to be delivered.

Revocation of Proxies

A Registered Shareholder executing a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast:

(a)
by depositing an instrument in writing executed by such Aurora Shareholder or by such Aurora Shareholder's attorney authorized in writing, or, if the Aurora Shareholder is a corporation, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing:

(i)
at the registered office of Aurora, 3540 West 41st Avenue, Suite 204, Vancouver, British Columbia V6N 3E6, Attention: Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting, or any adjournments or postponements thereof, or

(ii)	with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof; or

(b)	in any other matter permitted by law.

A Non-Registered Holder should contact his or her Intermediary and carefully follow the instructions provided by the Intermediary in order to revoke a voting information form (or a proxy).

Voting Securities and Principal Holders Thereof

As at the Record Date, there were 19,981,476 Aurora Shares issued and outstanding. As at the Record Date, to the knowledge of the directors and executive officers of Aurora, the only persons or companies that beneficially own, directly or indirectly, or control or direct, 10% or more of the issued and outstanding Aurora Shares are as follows:

Name	Approximate Number of Common Shares	Percentage of Outstanding Common Shares Owned, Controlled or Directed
Annandale-James Family	2,638,627	13.2%

As of May 6, 2008, the current director and executive officer of Aurora beneficially owns, directly or indirectly, or exercises control or direction over, Aurora Shares representing 5.29% of the presently issued and outstanding Aurora Shares. These represent the Aurora Shares owned or controlled by Cameron Richardson.

THE ARRANGEMENT

The Arrangement will be carried out pursuant to the Arrangement Agreement, the Plan of Arrangement and related documents. A summary of the principal terms of the Arrangement Agreement and the Plan of Arrangement is provided in this Section. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement and the Plan of Arrangement, which are appended to this Information Circular. Capitalized terms have the meanings set out in the Glossary of Terms, or are otherwise defined herein.

Approval of Arrangement Resolution

At the Meeting, Aurora Shareholders will be asked to approve the Arrangement Resolution, in the form set out in Appendix A to this Information Circular. The approval of the Arrangement Resolution will require the affirmative vote of two-thirds of the votes cast by Aurora Shareholders present in person or by proxy at the Meeting.

Background to the Arrangement

In August 2007 Victor Bradley, the then President and Chief Executive Officer of Nevoro, informally approached Cameron Richardson, President of Aurora, regarding a potential business combination involving the two companies. An exclusivity agreement was entered into between Nevoro and Aurora on September 18, 2007 and Nevoro began due diligence.

Aurora retained Mr. David Jenkins, an experienced business executive, to assist Aurora’s sole director in considering the terms of a transaction with Nevoro.

Over the course of December 2007 to April 2008, Aurora and Nevoro, together with their respective legal counsel, negotiated the Arrangement Agreement that set out the terms and conditions of the proposed transaction, including representations, warranties, conditions and transaction protection measures.

By mid-April 2008 Nevoro and Aurora had settled the terms of their agreement, a prior option agreement on the Stillwater Project had been terminated and various corporate issues associated with a potential transaction between Aurora and Nevoro had been settled. As part of the agreement between Nevoro and Aurora, Nevoro agreed to provide Aurora with a credit facility of up to $500,000, to be made available to it concurrently with the execution of the Arrangement Agreement, to assist Aurora to meet its ongoing financial obligations and to permit it to fulfill its commitments under the Arrangement Agreement.

The Board of Directors reviewed and considered the proposed business combination, the fairness of the transaction, and the consideration offered. The Board of Directors considered the substantial premium offered to Aurora Shareholders based on the recent trading prices of Aurora Shares and Nevoro Shares and concluded that the share consideration to be received by Aurora Shareholders under the Arrangement was fair.

On April 17, 2008, the Board of Directors resolved and determined that the Arrangement was fair to the Aurora Shareholders and that the Arrangement is in the best interests of Aurora and the Aurora Shareholders and recommends that Aurora Shareholders vote in favour of the Arrangement and that Aurora enter into the Arrangement Agreement and perform its obligations thereunder.

The parties entered into the Arrangement Agreement on the morning of April 17, 2008 and a joint press release announcing the execution of the Arrangement Agreement was issued on April 17, 2008.

Recommendation of the Board of Directors

After careful consideration, the Board of Directors of Aurora has determined that the Arrangement is fair to the Aurora Shareholders and is in the best interests of Aurora and the Aurora Shareholders and recommends that the Aurora Shareholders vote in favour of the Arrangement Resolution.

Reasons for the Arrangement

In reaching its decision that the Arrangement is fair to Aurora Shareholders and in the best interest of Aurora, and in deciding to approve the Arrangement Agreement and to recommend to Aurora Shareholders that they vote for the Arrangement Resolution, the board of directors carefully considered all aspects of the Arrangement Agreement and the Arrangement, and considered a number of factors, including the following:

•
Although Aurora has interests in promising mineral properties, it has neither the financial capability nor the management team to advance the development of these properties. If Aurora continues to be unable to develop or finance the development of the properties there is a risk that its interest could be forfeited.

•	Nevoro has the management expertise to develop Aurora’s properties, which ultimately will benefit the Aurora Shareholders.

•
The favourable financial terms of the Arrangement. The market value of Nevoro Shares prior to the announcement of the Arrangement far exceeded the value of an Aurora Share, and each Aurora Share will be exchanged for one Nevoro Share.

•	The opportunity for Aurora Shareholders to participate in the development of both Aurora’s existing properties but also Nevoro’s portfolio of 13 projects in Nevada, California and Idaho.

•	The Arrangement Resolution must be approved by not less than two-thirds of the votes cast on the resolution by the Aurora Shareholders.

•
The procedures by which the Arrangement is to be approved, including the fact that the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Aurora Shareholders.

•	The Dissent Right provided to Registered Shareholders entitling them to dissent in relation to the Arrangement Resolution.

In reaching its determination, the Aurora board of directors also considered and evaluated, among other things:

•	Potential tax consequences to Aurora and Aurora Shareholders of the proposed transactions.

•	Current industry, economic and market conditions and trends, including the prospects for the price of platinum group metals over the next five years.

•	Information concerning the business, operations, financial condition and prospects of Aurora, Nevoro and the Resulting Issuer.

•
The evaluation by Aurora management and the board of directors of Aurora’s future prospects for successfully developing its existing assets and the likelihood of it engaging in other corporate, joint venture or property transactions to increase value for Aurora Shareholders.

•
The opportunity for Aurora Shareholders to own Nevoro Shares, which trade on a stock exchange rather than on an unregulated, over-the-counter market and have liquidity far exceeding that of the Aurora Shares.

•
The Resulting Issuer will have a portfolio of exploration projects in Montana, Nevada, California, and Idaho and an experienced exploration and management team with a proven track record and an active exploration program.

The anticipated benefits of the Arrangement constitute forward-looking statements which are subject to certain risks and uncertainties. See “Cautionary Statement with Respect to Forward-looking Statements” and “Risk Factors”. The Board of Directors realized that there are certain risks associated with the proposed transaction, including that some of the potential benefits set forth above may not be realized, that there may be costs associated with realizing such benefits and the factors set forth in “Risk Factors”. However, the Board of Directors believes that the positive factors outweigh these risks, although there can be no assurances in that regard.

The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive but summarizes the material factors considered by the board. The Board of Directors reached its decision with respect to the Arrangement in light of the factors described above and other factors that were considered appropriate. In reaching its determination to approve and recommend the Arrangement, the Board of Directors did not find it useful or practicable to, and did not, quantify, rank or otherwise attempt to make any specific assessments of or otherwise assign any relative or specific weight to the factors that were considered. The Board of Directors’ determination and recommendation was made after consideration of all of the factors relating to the Arrangement and in light of its own knowledge of the business, financial condition and prospects of Aurora.

Voting Agreements

International Mining and Finance Corp., Monterey Consolidated Services plc, Annandale-James Family, Cigma Metals Corporation, Cameron Richardson, Soil Biogenics Limited, David Jenkins, Watershed Capital Holdings Inc., Alistair Turner, Eurasia Goldfields Inc., and Georg Schnura, which together collectively beneficially own, or exercise control or direction over, 10,251,783 Aurora Shares (representing approximately 51.3% of the outstanding Aurora Shares), have entered into voting agreements with Nevoro in which all of those Aurora Shareholders have agreed to vote in favour of the Arrangement at the Meeting and to vote against any Acquisition Proposal involving Aurora and to not tender or exercise voting rights in favour of or otherwise make available Aurora Shares beneficially owned by it, or over which it exercises control or direction, to any Acquisition Proposal.

Each Voting Agreement shall automatically terminate on June 30, 2008 unless extended by mutual agreement of the parties. A Supporting Shareholder may also terminate a Voting Agreement if the terms of the Voting Arrangement are amended to reduce or alter the form of consideration per share in a manner that is adverse to the Supporting Shareholder. A Voting Agreement may also be terminated by a written instrument executed by each of the parties.

The Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule B to the Arrangement Agreement, included as Appendix B to this Information Circular. The Arrangement will become effective on the date that the Arrangement Filings are filed with the Registrar. On the Effective Date, commencing at the Effective Time, the following transactions will occur and will be deemed to occur in the order set out in the Plan of Arrangement:

•
The Aurora Shares of Dissenting Shareholders will be deemed to have been transferred to Aurora and such holders will cease to have any rights as Aurora Shareholders other than the right to be paid the fair value of their Aurora Shares in accordance with Article 4 of the Plan of Arrangement;

•
Aurora and Nevoro Subco will merge with the same effect as if they were amalgamated under section 269 of the BCBCA, except that the separate legal existence of Aurora will not cease, Aurora will survive the Merger, the separate legal existence of Nevoro Subco will cease without Nevoro Subco being liquidated or wound-up, Aurora and Nevoro Subco will carry on as the Merged Company, and the property and liabilities of Nevoro Subco will become the property and liabilities of the Merged Company;

•	each Aurora Share will be cancelled and the holders thereof will receive, for each such Aurora Share, one Nevoro Share;

•	each common share in the capital of Nevoro Subco will be cancelled and the holder thereof (Nevoro) will receive, for each such share, one common share in the capital of the Merged Company; and

•	in consideration of the issuance of Nevoro Shares, the Merged Company will issue to Nevoro one common share in the capital of the Merged Company for each Nevoro Share issued.

Effect of the Arrangement

On completion of the Arrangement:

•
The Arrangement will result in the Aurora Shareholders exchanging each of their Aurora Shares held on the Effective Date for the same number of Nevoro Shares. Following completion of the Arrangement, Aurora Shares will no longer trade on the OTCBB.

•
Aurora Shareholders will hold approximately 21% of the then outstanding Nevoro Shares (approximately 18.6% on a fully-diluted basis). Nevoro may issue additional Nevoro Shares or securities convertible into Nevoro Shares, either before or after completion of the Arrangement and as a result, Aurora Shareholders may incur additional dilution.

•
As a result of the exchange of Aurora Shares for Nevoro Shares the nature of the investment of Aurora Shareholders will be changed and their investment, after the Effective Date, will be in the Resulting Issuer and not in Aurora.

•	Aurora and Nevoro Subco will have merged and the Merged Company will be a wholly-owned subsidiary of Nevoro.

Effective Date of the Arrangement

If the Meeting is held as scheduled and is not adjourned, the Arrangement Resolution is passed and the other necessary conditions at that point in time are satisfied or waived, Aurora will apply for the Final Order approving the Arrangement. If the Final Order is obtained on June 6, 2008 in form and substance satisfactory to Aurora and Nevoro, and all other conditions set out in the Arrangement Agreement are satisfied or waived, Aurora expects the Effective Date will be on or about June 10, 2008. It is not possible, however, to state with certainty when the Effective Date will occur.

Aurora’s objective is to have the Effective Date occur as soon as is practical after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order scheduled for June 6, 2008.

Letter of Transmittal

A letter of transmittal is enclosed with this Information Circular for use by Aurora Shareholders for the purpose of the surrender of share certificates. The details for the surrender of share certificates to the Depositary and the addresses of the Depositary are set out in the letter of transmittal. Provided that a Registered Shareholder has delivered and surrendered to the Depositary all share certificates, together with a letter of transmittal properly completed and executed in accordance with the instructions of such letter of transmittal, and any additional documents as the Depositary may reasonably require, the Aurora Shareholder will be entitled to receive, and Nevoro will cause the Depositary to deliver a certificate representing the number of Nevoro Shares issuable or deliverable pursuant to the Arrangement in respect of the exchange of Aurora Shares. Aurora Shareholders whose Aurora Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Aurora Shares.

Lost Certificates

An Aurora Shareholder who has lost or misplaced its share certificates should complete the letter of transmittal as fully as possible and forward it, together with a letter explaining the loss or misplacement to the Depositary. The Depositary will assist in making arrangements for the necessary affidavit (which will include a bonding requirement) for payment of the consideration in accordance with the Arrangement.

Delivery Requirements

The method of delivery of share certificates, the letter of transmittal and all other required documents is at the option and risk of the Aurora Shareholder surrendering them. Aurora recommends that such documents be delivered by hand to the Depositary, at the office noted in the letters of transmittal, and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Aurora Shareholders holding Aurora Shares which are registered in the name of an intermediary (such as a bank, trust company securities dealer or broker, or the trustee or administrator of a self-administered registered retirement savings plan, registered education savings plan or similar plan) must contact such intermediary to arrange for the surrender of their share certificates.

Cancellation of Rights

To the extent that a former holder of Aurora Shares exchanged pursuant to the Arrangement shall not have complied with the provisions of the Plan of Arrangement with respect to exchange of securities on or before the date which is six years after the Effective Date, then the Nevoro Shares issued to such former holder of Aurora Shares pursuant to the Arrangement shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Nevoro Shares held by the Depositary shall be delivered to Nevoro and cancelled and the interest of such former holder of Aurora Shares in such Nevoro Shares shall be terminated.

Shareholder Approval of the Arrangement

The approval of the Arrangement Resolution will require the affirmative vote of two-thirds of the votes cast by Aurora Shareholders present in person or by proxy at the Meeting.

The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Appendix A to this Information Circular.

Court Approval of the Arrangement

An arrangement under the BCBCA requires Court approval. Prior to the mailing of this Information Circular, Aurora obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Right and other procedural matters. A copy of the Interim Order is attached as Appendix C to this Information Circular.

Subject to approval of the Arrangement Resolution by Aurora Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on June 6, 2008 at 9:45 a.m. (Vancouver time) or as soon thereafter as counsel may be heard in the Court, at 800 Smithe Street, Vancouver, British Columbia. Any Aurora Shareholder or any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court an appearance and delivering a copy of the filed appearance, together with a copy of all material on which such holder or person intends to rely at the hearing, including an outline of such holder’s or person’s proposed submissions, to the solicitors for Aurora: Blake Cassels & Graydon LLP, Barristers & Solicitors, 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Attention Peter J. O’Callaghan on or before 4:00 p.m. (Vancouver time) on June 5, 2008, subject to other direction of the Court.

The Court’s approval is required for the Arrangement to become effective and the Court has been informed that approval, if obtained, will constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to, among other things, Nevoro Shares to be issued pursuant to the Arrangement as described above under “The Arrangement — Securities Law Matters — United States”.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then the Arrangement Filings will be filed with the Registrar to give effect to the Arrangement.

Right of Dissent

The following description of the Dissent Procedures is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder and is qualified entirely by reference to the full text of the Interim Order and Article 4 of the Plan of Arrangement. The Interim Order, which is attached as Appendix C, expressly provides Registered Shareholders with the right to dissent on substantially the same terms and conditions as set out in sections 237 to 247 of the BCBCA, the text of which is reproduced as Appendix E, with modifications to the provisions of 237 to 247 of the BCBCA as provided in the Plan of Arrangement and the Interim Order.

In general, any Registered Shareholder who exercises the Dissent Right with respect to the Arrangement Resolution in compliance with sections 237 to 247 of the BCBCA (as modified by the Plan of Arrangement and the Interim Order) will be entitled, in the event that the Arrangement becomes effective, to be paid by Aurora the fair value of the Aurora Shares held by that Dissenting Shareholder determined as at the point in time immediately before the Arrangement Resolution is approved by the Aurora Shareholders.

A Dissenting Shareholder will, on the Effective Date, and notwithstanding any provision of section 237 to 247 of the BCBCA, be deemed to have transferred the Dissenting Shareholder’s Aurora Shares to Aurora for cancellation and will cease to have any rights as a holder of Aurora Shares except for the entitlement to be paid fair value for such Aurora Shares in accordance with the Dissent Procedures. In no event will Aurora, Nevoro, Nevoro Subco, the Merged Company, or any other Person be required to recognize a Dissenting Shareholder as a shareholder of Aurora after the deemed transfer of the Aurora Shares of that holder. In addition, in accordance with the restrictions set out in sections 237 to 247 of the BCBCA, and the provisions of Article 4 of the Plan of Arrangement, no Registered Shareholder who has voted in favour of the Arrangement Resolution will be entitled to exercise the Dissent Right.

A Registered Shareholder wishing to exercise the Dissent Right who, for any reason, does not properly fulfil each of the Dissent Procedures, acts inconsistently with such dissent or who for any other reason is not entitled to be paid the fair value of the holder’s Aurora Shares will be treated as if the Registered Shareholder had participated in the Arrangement on the same basis as a non-dissenting Registered Shareholder. For greater certainty, a Registered Shareholder who votes in favour of the Arrangement will cease to be a dissenting shareholder and will not be permitted to exercise the Dissent Right.

A Registered Shareholder who wishes to exercise the Dissent Right must deliver written notice of dissent to Aurora no later than 5:00 p.m. (Vancouver time) on June 3, 2008 (or 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding any adjourned or postponed Meeting). Aurora’s address for such purpose is at Blake Cassels & Graydon LLP, Barristers & Solicitors, 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Attention Peter J. O’Callaghan. A Dissenting Shareholder must dissent with respect to all Aurora Shares in which the holder owns a beneficial interest. The written notice must set out the number of Aurora Shares in respect of which the notice of dissent is being sent and:

•	If the Aurora Shares constitute all of the Aurora Shares of which the Dissenting Shareholder is the registered and beneficial owner, a statement to that effect;

•
If the Aurora Shares constitute all of the Aurora Shares of which the Dissenting Shareholder is the registered and beneficial owner but if the Dissenting Shareholder owns additional Aurora Shares beneficially, a statement to that effect and the names of the Registered Shareholders, the number of Aurora Shares held by the Registered Shareholders and a statement that written notices of dissent have or will be sent with respect to such Aurora Shares; or

•
If the Dissent Right is being exercised by a Registered Shareholder who is not the beneficial owner of the Aurora Shares, a statement to that effect and the name of the beneficial owner and a statement that the Registered Shareholder is exercising the Dissent Right with respect to all Aurora Shares of the beneficial owner registered in such Registered Shareholder’s name.

Aurora is required promptly after the later of: (a) the date on which Aurora forms the intention to proceed with the Arrangement; and (b) the date on which the written notice of dissent was received, to notify each Dissenting Shareholder of its intention to proceed with the Arrangement. Aurora expects that it will be in a position to deliver such notification on or before the Effective Date. Upon receipt of the notification, each Dissenting Shareholder is then required, if the Dissenting Shareholder wishes to proceed with exercising the Dissent Right, within one month after the date of the notice to send to Aurora:

(i)	a written statement that the Dissenting Shareholder requires Aurora to purchase all of its Aurora Shares;

(ii)	the certificate(s) representing such Aurora Shares; and

(iii)
if the Dissent Right is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a statement signed by the beneficial owner which sets out whether the beneficial owner is the beneficial owner of other Aurora Shares, and if so: (a) the names of the registered owners of those Aurora Shares; (b) the number of those Aurora Shares; and (c) that the Dissent Right is being exercised in respect of those Aurora Shares.

A Dissenting Shareholder who fails to send Aurora, within the required time frame, the written statements described above and the certificate(s) representing the Aurora Shares in respect of which the Dissenting Shareholder dissents, forfeits the Dissent Right.

On sending the required documentation to Aurora, the fair value of a Dissenting Shareholder’s Aurora Shares will be determined as follows:

•
if Aurora and the Dissenting Shareholder agree on the fair value of the Aurora Shares, then Aurora must promptly pay that amount to the Dissenting Shareholder or promptly send notice to the Dissenting Shareholder that Aurora is lawfully unable to pay the Dissenting Shareholders for their Aurora Shares; or

•
if the Dissenting Shareholder and Aurora are unable to agree on a fair value, the Dissenting Shareholder may apply to the Court to determine the fair value of the Aurora Shares, and Aurora must pay to the Dissenting Shareholder the fair value determined by the Court or promptly send notice to the Dissenting Shareholder that Aurora is lawfully unable to pay the Dissenting Shareholders for their Aurora Shares.

Aurora will be lawfully unable to pay the Dissenting Shareholder the fair value of their Aurora Shares if Aurora is insolvent or would be rendered insolvent by making the payment to the Dissenting Shareholder. In such event, Dissenting Shareholders will have 30 days to elect to either: (i) withdraw their dissent and receive the consideration applicable to Aurora Shareholders under the Arrangement; or (ii) retain their status as a claimant and be paid as soon as Aurora or its successor is lawfully able to do so, or in a liquidation, be ranked subordinate to its creditors but in priority to the Aurora Shareholders.

If the Arrangement is not implemented for any reason, Dissenting Shareholders will not be entitled to be paid the fair value for their Aurora Shares, and their Aurora Shares will not be deemed to be transferred to Aurora.

The discussion above is only a summary of the Dissent Procedures which are technical procedures and are complex. A Registered Shareholder who intends to exercise the Dissent Right should carefully consider and comply with the provisions of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and Interim Order. Persons who are beneficial owners of Aurora Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to exercise the Dissent Right should be aware that only the registered owner of Aurora Shares is entitled to exercise the Dissent Right. It is suggested that any Aurora Shareholder wishing to avail himself or herself of the Dissent Right seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA, the Plan of Arrangement and the Interim Order may prejudice the availability of the Dissent Right. Dissenting Shareholders should note that the exercise of the Dissent Right can be a complex, time consuming and expensive process.

Stock Exchange De-Listings and Reporting Issuer Status

Aurora Shares are listed on the OTCBB. Following the Effective Date of the Arrangement, Aurora Shares will be delisted from the OTCBB. Pursuant to rules under the U.S. Exchange Act, Nevoro will succeed to Aurora’s U.S. Exchange Act reporting obligations. However, Nevoro intends to terminate such reporting obligations as soon as it is permitted to do so under the U.S. Exchange Act. Nevoro is a reporting issuer in the Province of Ontario. Nevoro Shares are listed on the TSX. It is a condition of the Arrangement that the Nevoro Shares issued pursuant to the Arrangement be listed on the TSX. The TSX has conditionally approved the listing of the Nevoro Shares to be issued pursuant to the Arrangement, subject to the satisfaction of the customary listing requirements of the TSX.

The Nevoro Shares will not be listed on any stock exchange or traded in the over the counter market in the United States as of the Effective Date. As no official market will exist for Nevoro Shares in the United States, the holders of such securities in the United States will have significantly limited liquidity in respect of such securities. The holders of Nevoro Shares in the United States may be able to trade their Nevoro Shares only on the TSX, which may be difficult to accomplish on a timely basis.

Securities Law Matters

Canadian

The Nevoro Shares to be issued in exchange for Aurora Shares under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of Applicable Securities Laws. The Nevoro Shares will generally be “freely tradable” under applicable securities laws of the provinces of Canada (other than as a result of any “control block” restrictions which may arise by virtue of the ownership of Nevoro Shares and provided that no unusual effort is made to prepare the market or create a demand for the securities and no extraordinary commission or consideration is paid in respect of the trade and, if the seller is an insider or officer of Nevoro, the seller has no reasonable grounds to believe that Nevoro is in default of securities legislation and regulations, rules, forms and blanket rulings and orders issued thereunder). Resale of any Nevoro Shares acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

United States

The Nevoro Shares to be issued under the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued in reliance upon the exemption from registration requirements provided by section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act is an exemption from U.S. Securities Act registration for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by any court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court entered the Interim Order on May 6, 2008 and, subject to the approval of the Arrangement by the Aurora Shareholders, the application for the Final Order approving the Arrangement is scheduled for June 6, 2008. See “The Arrangement – Court Approval of the Arrangement”.

Under SEC rules, the securities to be issued to the Aurora Shareholders will be freely tradable under U.S. federal securities laws, except by Persons who are “affiliates” of Nevoro Subco or Nevoro after the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such securities by such an affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Securities to be issued to such affiliates pursuant to the Arrangement may also be resold in compliance with the resale provisions of Rule 145(d)(1) under the U.S. Securities Act, or as otherwise permitted under the U.S. Securities Act. Rule 145(d)(1) generally provides that such affiliates may not sell the securities received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the U.S. Securities Act. These limitations generally require that any sales made by an affiliate in any three month period not exceed the greater of 1% of the outstanding securities of Nevoro or, if such securities are listed on a United States securities exchange (such as the NYSE or NASDAQ), the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market “broker transactions” (as such term is defined in Rule 144 under the U.S. Securities Act) or other limited specified transactions at times when certain information specified by Rule 144 is publicly available with respect to Nevoro.

In addition, persons who are affiliates of Nevoro solely by virtue of holding a position as an officer or director of Nevoro, may sell Nevoro Shares without registration under the U.S. Securities Act if such sales are made in accordance with Rule 904 of Regulation S. Other affiliates of Nevoro may sell Nevoro Shares without registration under the U.S. Securities Act if such sales are made in accordance with Rule 903 of Regulation S.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Nevoro Shares. All recipients of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities laws and regulations.

Interest of Certain Persons in Matters to be Acted Upon

Except as discussed elsewhere in this Information Circular, no person who has been a director or executive officer of Aurora at any time since the beginning of the Aurora’s last financial year nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, that is different from the interest of any other Aurora Shareholder in any matter to be acted upon at the Meeting.

Mr. Cameron Richardson, the sole director of Aurora, has a beneficial interest in 1,057,500 Aurora Shares.

Certain Aurora Shareholders have agreed with Nevoro to vote their Aurora Shares in favour of the Arrangement. They will receive the same Share Consideration for their Aurora Shares as every other Aurora Shareholder under the Arrangement.

Expenses of the Arrangement

The estimated costs to be incurred by Aurora relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular are expected to be approximately $500,000.

THE ARRANGEMENT AGREEMENT

The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Appendix B to this Circular.

Pursuant to the Arrangement Agreement, it was agreed that the parties would carry out the Arrangement in accordance with the Arrangement Agreement on the terms set out in the Plan of Arrangement. See “The Arrangement – The Arrangement”.

Conditions to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the obligations of the parties to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived in respect of a party thereto, by such party in writing:

(a)
the Interim Order shall have been obtained in form and substance satisfactory to each of the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by Aurora Shareholders at the Meeting in accordance with the requirements of the Interim Order;

(c)
the Final Order shall have been obtained in form and on terms satisfactory to each of Nevoro and Aurora, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(d)	the Arrangement Filings shall be in form and substance satisfactory to the parties, acting reasonably; and

(e)
there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement and the transactions contemplated hereby in accordance with the terms hereof or that results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the transactions contemplated hereby which has a Material Adverse Effect.

Additional Conditions Precedent to the Obligations of Nevoro

The Arrangement Agreement provides that the obligation of Nevoro to complete the transactions contemplated by the Arrangement Agreement are also subject to the fulfillment of each of the following conditions precedent, each of which is for Nevoro’s exclusive benefit and may be waived by Nevoro:

(a)
all consents, authorizations, waivers, permits, exemptions, reviews, orders, rulings, decisions and approvals of, and any registrations and filings with, any Governmental Entity and the expiry, waiver or termination of any waiting or suspensory periods, in each case that Nevoro and Nevoro Subco reasonably consider to be necessary or desirable in connection with, or required to permit the parties to consummate the Arrangement shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, shall have expired or been terminated, each on terms that are satisfactory to Nevoro and Nevoro Subco, acting reasonably;

(b)
Nevoro and Nevoro Subco shall have determined, acting reasonably, that (x) no act, action, suit or proceeding shall have been taken or threatened in writing before or by any Governmental Entity in Canada or elsewhere, whether or not having the force of Law, and (y) no Law shall have been proposed, enacted, promulgated or applied, in either case:

(i)	which, if the Arrangement were consummated, would have a Material Adverse Effect; or

(ii)	which would prevent or materially delay the completion of the Arrangement; or

(iii)
seeking to prohibit or limit the ownership or operation by Nevoro and Nevoro Subco of any material portion of the business, assets or property of Aurora or any of its subsidiaries or to compel Nevoro and Nevoro Subco or their subsidiaries to dispose of or hold separate any material portion of the business, assets or property of Aurora or any of its subsidiaries as a result of the Arrangement;

(c)
all representations and warranties of Aurora qualified by references to materiality or by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all respects, and (ii) all representations and warranties not qualified by references to materiality or by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all material respects, in either case as if made on and as of the Effective Date, except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date, and Nevoro and Nevoro Subco shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of Aurora addressed to Nevoro and Nevoro Subco and dated as of the Effective Date confirming the same, such certificate to be in form and substance satisfactory to Nevoro and Nevoro Subco, acting reasonably;

(d)
Aurora shall have complied with all covenants and obligations in all material respects that are to be complied with under this Agreement at or prior to the Effective Date and Nevoro and Nevoro Subco shall have received a certificate of the Chief Executive Officer of the Company addressed to Nevoro and Nevoro Subco and dated as of the Effective Date confirming the same, such certificate to be in form and substance satisfactory to Nevoro and Nevoro Subco, acting reasonably;

(e)
since the date of the Arrangement Agreement, there shall not have occurred a Material Adverse Change or any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have a Material Adverse Effect in respect of Aurora;

(f)
all third party and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements or arrangements that Nevoro and Nevoro Subco reasonably consider to be necessary or desirable shall have been obtained or received on terms that are satisfactory to Nevoro and Nevoro Subco acting reasonably, and reasonable evidence of this shall have been delivered to Nevoro and Nevoro Subco;

(g)
the directors of Aurora and each of the Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Aurora and each of its subsidiaries to permit the consummation of the transactions contemplated herein;

(h)
Dissent Rights shall not have been exercised with respect to more than 5% of the Aurora Shares in connection with the Arrangement and Nevoro shall have received a certificate dated the day immediately preceding the Effective Date of the officer of Aurora to such effect;

(i)
the TSX shall have conditionally approved the listing thereon of Aurora Shares to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter, subject only to compliance with the usual requirements of the TSX;

(j)
Nevoro shall have reasonably received an opinion (the “Title Opinion”) of Montana counsel, in form and substance reasonably satisfactory to Nevoro, as to Aurora’s interest in the Aurora Mining Rights. Within 30 Business Days after Nevoro’s receipt of the Title Opinion, Nevoro may notify Aurora that it is not satisfied, acting reasonably, with the results of the Title Opinion and that it has elected to terminate the Arrangement Agreement, failing which Nevoro and Nevoro Subco will be deemed to have accepted the Title Opinion and this condition will no longer apply; and

(k)	Aurora shall have continued to the jurisdiction of British Columbia in accordance with the Arrangement Agreement.

Additional Conditions Precedent of Aurora

The Arrangement Agreement provides that the obligation of Aurora to complete the transactions contemplated by the Arrangement Agreement are also subject to the following conditions precedent, each of which is for the exclusive benefit of Aurora and may be waived by Aurora:

(a)
(i) all representations and warranties of Nevoro and Nevoro Subco qualified by references to materiality or by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all respects, and (ii) all representations and warranties not qualified by materiality or by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all material respects, in either case as if made on and as of the Effective Date, except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date, and except, in each case, where any failure or breaches of representations and warranties would not have a Nevoro Material Adverse Effect, and Aurora shall have received a certificate from two senior officers of Nevoro and Nevoro Subco addressed to Aurora and dated as of the Effective Date confirming the same, such certificate to be in form and substance satisfactory to Aurora, acting reasonably;

(b)
Nevoro and Nevoro Subco shall have complied with all covenants and obligations in all material respects that are to be complied with under the Arrangement Agreement by Nevoro and Nevoro Subco at or prior to the Effective Date, except where any breach or non-compliance would not materially impede the completion of the Arrangement and Aurora shall have received a certificate from two senior officers of Nevoro and Nevoro Subco addressed to Aurora and dated as of the Effective Date confirming the same, such certificate to be in form and substance satisfactory to Aurora, acting reasonably; and

(c)
The Nevoro Shares comprising the Share Consideration issuable at the Effective Time shall have been approved for listing on the TSX and, subject to any restrictions applicable to a control person of Nevoro, will be freely tradeable by the holders thereof.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties from Nevoro and Nevoro Subco relating to matters that include, among other things: organization; authority relative to the Arrangement Agreement; no conflict; required filings and consent; compliance with laws, licences; subsidiaries; capitalization and listing; reports; shares; listing requirements; no cease trade; litigation, etc.; financial statements; undisclosed liabilities; and United States tax matters.

The Arrangement Agreement also contains customary representations and warranties from Aurora relating to matters that include, among other things: organization and qualification; authority relative to the Arrangement Agreement; no conflict or breach; required filings and consent; subsidiaries; compliance with laws, licences; capitalization and listing; shareholder and similar agreements; reports; foreign private issuer; investment company status; no cease trade; financial statements; undisclosed liabilities; title to properties; property; employment matters; absence of certain changes or events; litigation, etc.; taxes; books and records; insurance; non-arm’s length transactions; environmental; restrictions on business activities; material agreements; no prohibited payments; no options on assets; full disclosure; fees; and shell company.

Termination

The Arrangement Agreement may be terminated by notice in writing:

(a)	at any time prior to the Effective Time by mutual consent of Nevoro and Aurora;

(b)
by Nevoro, if Nevoro and Nevoro Subco are not in material breach of their respective obligations under the Arrangement Agreement and any representation or warranty on the part of Aurora set forth in the Arrangement Agreement fails to continue to be true and correct, in any material respect, or there has been a breach of or failure to perform any covenant or agreement on the part of Aurora set forth in the Arrangement Agreement which failure, breach or failure to perform (i) would cause the conditions set forth in the relevant sections of the Arrangement Agreement not to be satisfied, and (ii) either cannot be cured or is not waived by Nevoro at or before the Effective Time and has not been cured prior to the tenth business day following receipt by Aurora of written notice of such breach from Nevoro;

(c)
by Aurora, if Aurora is not in material breach of its obligations under the Arrangement Agreement and any representation or warranty on the part of Nevoro or Nevoro Subco set forth in the Arrangement Agreement fails to continue to be true and correct, in any material respect, or there has been a breach of or failure to perform any covenant or agreement on the part of Nevoro or Nevoro Subco set forth in the Arrangement Agreement, which failure, breach or failure to perform (i) would cause the conditions set forth in the relevant sections of the Arrangement Agreement not to be satisfied, and (ii) either cannot be cured or is not waived by Aurora at or before the Effective Time and has not been cured prior to the tenth business day following receipt by Nevoro of written notice of such breach from Aurora;

(d)
by either party if the Arrangement has not been consummated by July 31, 2008, provided that the right to terminate the Arrangement Agreement pursuant to this provision shall not be available to a party if any action of such party or the failure of such party to perform any of its obligations under the Arrangement Agreement required to be performed at or prior to the Effective Time shall have resulted in the conditions contained in the relevant sections of the Arrangement Agreement not having been satisfied prior to July 31, 2008;

(e)
by Nevoro if: (i) Aurora’s board of directors withdraws, modifies, changes or qualifies (or resolves to do so) its approval or recommendation of the Arrangement Agreement or the Arrangement in a manner adverse to Nevoro and Nevoro Subco; or (ii) Aurora’s board of directors or any committee thereof or the board of directors or any committee thereof of any of the subsidiaries approves or recommends an Acquisition Proposal or Aurora or any subsidiary enters into a written agreement in respect of an Acquisition Proposal; or (iii) Aurora’s board of directors or any committee thereof fails to publicly recommend or reaffirm its approval or recommendation of the Arrangement within two calendar days of any written request to do so by Nevoro; or (iv) Aurora’s board of directors or the board of directors of any of the subsidiaries or Aurora or any of its subsidiaries publicly proposes or publicly states its intention to do any of the foregoing;

(f)	by either party, if the Aurora Shareholders do not approve the Arrangement resolution in the manner directed by the Supreme Court of British Columbia;

(g)
by Nevoro, if Nevoro and Nevoro Subco are not in material breach of their respective obligations under the Arrangement Agreement and there has been an intentional, wilful or deliberate breach or failure to perform any covenant or agreement on the part of Aurora set forth in Article 2, Section 5.1(g)(ii), Section 5.1(n), Section 5.2, Section 5.5, Section 5.8 or Article 8 of the Arrangement Agreement;

(h)
by Aurora, if Aurora proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the relevant provisions of the Arrangement Agreement, provided that Aurora has previously paid to Nevoro the applicable termination fee and further provided that the Superior Proposal did not result from a breach by Aurora of its obligations under the relevant provisions of the Arrangement Agreement; and

(i)
by either party, if a governmental entity or court of competent jurisdiction shall have issued a non-appealable final order, decree or ruling or taken any other non-appealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby; provided that the right to terminate the Arrangement Agreement under this provision shall not be available to any party whose material failure to fulfill any obligation under the Arrangement Agreement has been the principal cause of or resulted in such order, decree, ruling or action.

Termination Fee

The Arrangement Agreement provides that in the event that (a) the Arrangement Agreement is terminated pursuant to clause (e) or (g) under the heading “The Arrangement Agreement - Termination” above; or (b) the Arrangement Agreement is terminated in accordance with clause (d) or (f) under the heading “The Arrangement Agreement - Termination” above and a bona fide Acquisition Proposal has been publicly announced by any person other than Nevoro or Nevoro Subco and not withdrawn, and an agreement in respect of an Acquisition Proposal is entered into or agreed to by Aurora or any of its subsidiaries or an Acquisition Proposal is completed during the twelve (12) months following the termination of the Arrangement Agreement, then Aurora must pay Nevoro Subco an amount in cash equal to US$250,000.

No Solicitation

Aurora has agreed that it shall not, and shall cause its subsidiaries not to directly or indirectly, through any officer, director, employee, advisor, investment banker, representative, agent or otherwise:

(a)
make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting or facilitating (as applicable) any visit to any facilities or properties of Aurora or any subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries from or submissions of proposals or offers (whether or not in writing and whether or not delivered to Aurora Shareholders) from any other person (including from any of such person’s officers, directors or employees) relating to (i) any liquidation or winding-up, dissolution, consolidation, reorganization, recapitalization, merger, take-over bid, amalgamation or arrangement involving Aurora or any of its subsidiaries; (ii) any acquisition or purchase (or any lease or other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions of all or a material portion of the assets of, or of more than 20 percent of any class of the share capital, voting securities or other equity interests (including Aurora Shares) in, Aurora or any of its subsidiaries; (iii) any similar transaction or business combination of, or involving, Aurora or any of its subsidiaries, other than with Nevoro or Nevoro Subco; (iv) any sale of any interest in any material mineral property owned by Aurora or any subsidiary; or (v) any proposal or offer (written or oral) to do, or public announcement or other public disclosure of an intention to do, any of the foregoing from any person other than Nevoro or Nevoro Subco (any of such foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”);

(b)
participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, any Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make an Acquisition Proposal;

(c)
withdraw, modify, qualify or change, or propose publicly to withdraw, modify, qualify or change, in any manner, the approval or recommendation of Aurora’s board of directors or any committee thereof of the Arrangement Agreement or the transactions contemplated thereby;

(d)	agree to, approve or recommend or remain neutral with respect to, or propose publicly to agree to, approve or recommend or remain neutral with respect to, any Acquisition Proposal; or

(e)
accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement, understanding or undertaking related to any Acquisition Proposal or requiring Aurora to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person in the event that Aurora or any of its subsidiaries completes the transactions contemplated hereby or any other transaction with Nevoro or any of its affiliates agreed to prior to any termination of the Arrangement Agreement, whether formal or informal;

provided, however, that subject as hereinafter provided, Aurora’s board of directors shall be permitted, during the period commencing on the date of the Arrangement Agreement and ending at the time of the approval of the Arrangement Resolution by Aurora Shareholders, to engage in discussions or negotiations with or provide information pursuant to the relevant provision of the Arrangement Agreement to any person in response to an unsolicited bona fide written Acquisition Proposal which is not withdrawn if and only to the extent that: (i) it has received such unsolicited bona fide written Acquisition Proposal from an arm’s length third party for 100% of Aurora Shares (or all or substantially all of Aurora’s assets) that did not otherwise result from a breach of the Arrangement Agreement: (A) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel), has been obtained, (B) that is not subject to any due diligence and/or access condition for a period of more than 10 business days, and (C) that Aurora’s board of directors has determined in good faith (after consultation with its financial advisors and with its outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal and such Acquisition Proposal would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Aurora Shareholders than the Arrangement (including any amendment to the terms and conditions of the Arrangement proposed by Nevoro and Nevoro Subco pursuant to the Arrangement Agreement) (any such Acquisition Proposal being referred to as a “Superior Proposal”); (D) prior to providing any information or data to any such person or entering into discussions or negotiations with any such person who has made an Acquisition Proposal, Aurora has complied with the Arrangement Agreement; and (E) Aurora’s board of directors determines in good faith after consultation with outside legal counsel and financial advisors, as reflected in the minutes of the meeting of the Aurora’s board of directors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable laws.

Superior Proposals

Aurora or the directors may take any action that is prohibited by the relevant provisions of the Arrangement Agreement in respect of any Acquisition Proposal only if:

(a)
the Acquisition Proposal constitutes a Superior Proposal and does not provide for the payment of any “hello”, “break”, termination or other fees or expenses to the other party in the event that Aurora or any of its subsidiaries completes the transactions contemplated by the Arrangement Agreement or any similar other transaction with Nevoro or any of its affiliates agreed to prior to any termination of the Arrangement Agreement;

(b)	Aurora has complied with the relevant Sections of the Arrangement Agreement;

(c)	such Acquisition Proposal is in writing and Nevoro has been provided with a copy of the document containing such Superior Proposal;

(d)
five Business Days shall have elapsed from the later of (A) the date Nevoro received written notice of Aurora’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Superior Proposal, and (B) the date Nevoro received a copy of such Superior Proposal and Proposed Agreement;

(e)
if Nevoro and Subco have proposed to amend the terms of the Arrangement or other terms of the Arrangement during the five Business Day period referred to above (which Nevoro and Nevoro Subco have the right but not the obligation to do), the Board of Directors (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by Nevoro and Nevoro Subco;

(f)
the Board of Directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable Laws;

(g)	Aurora concurrently terminates the Arrangement Agreement pursuant to the relevant provision of the Arrangement Agreement; and

(h)	Aurora has previously paid to Nevoro the Termination Fee payable pursuant to the relevant provision of the Arrangement Agreement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act in respect of the Arrangement to Aurora Shareholders who: (i) at all relevant times, deal at arm’s length with, and are not affiliated with, Aurora or Nevoro for purposes of the Tax Act; and (ii) at all relevant times hold their Aurora Shares and the Nevoro Shares to be received under the Arrangement as capital property for purposes of the Tax Act. The Aurora Shares and Nevoro Shares received under the Arrangement will generally constitute capital property to a holder thereof unless such securities are held in the course of carrying on a business of buying and selling securities or in connection with an adventure in the nature of trade. Certain Aurora Shareholders resident in Canada within the meaning of the Tax Act whose Aurora Shares or Nevoro Shares might not otherwise qualify as capital property may in certain circumstances be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Aurora Shares, the Nevoro Shares to be acquired under the Arrangement, and any other “Canadian security” (as defined in the Tax Act) in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and the company’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed, although there is no certainty that the Proposed Amendments will be enacted in the form proposed or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable in respect of the Proposed Transactions and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action, or changes in the administrative and assessing practices of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. Certain of the opinions expressed below are expressed with the word “should” rather than “will”. This is intended to convey that while the matter is not free from doubt, such that a contrary position could prevail, the opinion expressed is supported by analysis that is considerably more persuasive than the analysis in support of the contrary position, such that the contrary position is unlikely to prevail.

This summary is not applicable to: (i) a Shareholder that is a “financial institution” or a “specified financial institution” as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a Shareholder, an interest in which would be a “tax shelter investment” under the Tax Act; (iii) a Shareholder who has acquired Aurora Shares on the exercise of an employee stock option received in respect of, in the course of, or by virtue of, employment with Aurora; or (iv) a Shareholder who has elected to have the “functional currency” reporting rules apply to it, as defined in the Tax Act. In addition, this summary does not address the deductibility of interest by a Shareholder who has borrowed money to acquire Aurora Shares.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Shareholder. Consequently, Aurora Shareholders are urged to obtain independent tax advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Aurora Shares and Nevoro Shares which are not denominated in Canadian dollars must be converted into Canadian dollars based on the exchange rate applicable on the effective date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.

Aurora Shareholders Resident in Canada

The following portion of this summary is generally applicable to a Shareholder who, for purposes of the Tax Act and at all relevant times: (i) is or is deemed to be resident in Canada (a “Canadian Resident”); and (ii) is not exempt from tax under Part I of the Tax Act and who is not excluded from the summary by the comments in “Certain Canadian Federal Income Tax Considerations – General”, above.

Amalgamation – Exchange of Aurora Shares for Nevoro Shares

As part of the Arrangement, Aurora will amalgamate with Nevoro Subco. On the amalgamation, each Aurora Share will be exchanged for one Nevoro Share.

Canadian Resident Aurora Shareholders should be considered to have disposed of their Aurora Shares for proceeds of disposition equal to the adjusted cost base of their Aurora Shares, such that Canadian Resident Aurora Shareholders should have no gain or loss on the disposition of their Aurora Shares.

A Canadian Resident Shareholder’s aggregate cost of the Nevoro Shares will equal the aggregate adjusted cost base of the Aurora Shares which are exchanged for the Nevoro Shares. The adjusted cost base to a Canadian Resident Shareholder of a Nevoro Share acquired under the Arrangement will be determined by averaging the cost of that Nevoro Share with the adjusted cost base of all Nevoro Shares held at that time by the Canadian Resident Shareholder.

Receipt of Dividends on Nevoro Shares

A Canadian Resident holder of Nevoro Shares (whether acquired under the Arrangement or otherwise) will be subject to the normal treatment under the Tax Act applicable to dividends received from a taxable Canadian corporation. Where a Canadian Resident Shareholder is an individual, any dividend will be included in computing that Canadian Resident Shareholder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for eligible dividends (as defined in the Tax Act) paid by “taxable Canadian corporations” such as Nevoro, where these dividends have been designated as eligible dividends by the dividend-paying corporation in accordance with the provisions of the Tax Act.

In the case of a Canadian Resident Shareholder that is a corporation, any dividend will be included in income and generally will be deductible in computing taxable income. A “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable for refundable Part IV tax on any dividends received or deemed to be received.

Taxable dividends received by an individual or trust, other than certain specified trusts may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Disposition of Nevoro Shares acquired on the Amalgamation

Generally, a Canadian Resident Shareholder who disposes of or is deemed to have disposed of a Nevoro Share will realize a capital gain or sustain a capital loss, as the case may be, equal to the amount by which the proceeds of disposition in respect of such share exceeds or is exceeded by the aggregate of the adjusted cost base of each such share and any reasonable expenses associated with the disposition. In the case of a Canadian Resident Shareholder that is a corporation, trust or partnership, the amount of any capital loss otherwise determined resulting from the disposition of shares may be reduced by the amount of dividends previously received (or deemed to be received) on such shares to the extent and under the circumstances prescribed in the Tax Act.

Capital gains realized by an individual or a trust, other than certain specified trusts, may result in the individual or trust paying alternative minimum tax under the Tax Act. Canadian Resident Aurora Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Resident Shareholder must be included in income in the taxation year in which it is realized. Where a disposition gives rise to a capital loss to a Canadian Resident Shareholder, one-half of the amount of the loss (an “allowable capital loss”) realized by the Canadian Resident Shareholder in a taxation year is generally deducted from taxable capital gains realized by the Canadian Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Canadian Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be subject to an additional refundable tax of 6 2/3%.

Dissenting Aurora Shareholders

A Canadian Resident Dissenting Shareholder may be entitled, if the Arrangement becomes effective, to receive from Aurora the fair value of the Aurora Shares held by the Canadian Resident Dissenting Shareholder. The Canadian Resident Dissenting Shareholder will be deemed to have received a taxable dividend equal to the amount by which the amount received from Aurora for such share, less an amount in respect of interest, if any, awarded by the Court, exceeds the paid-up capital of such Aurora Shares.

Where a Canadian Resident Dissenting Shareholder is an individual, any dividend will be included in computing that Canadian Resident Dissenting Shareholder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations.

In the case of a Canadian Resident Dissenting Shareholder that is a corporation, any dividend will be included in income and generally will be deductible in computing taxable income. However, in some circumstances, the amount of any such deemed dividend realized by a corporation may be treated as proceeds of disposition and not as a dividend. Private corporations and “subject corporations” (as defined in the Tax Act) may be liable for refundable Part IV tax on any dividends received.

A Canadian Resident Dissenting Shareholder will also be considered to have disposed of the Aurora Shares for proceeds of disposition equal to the amount paid to such Canadian Resident Dissenting Shareholder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend. Canadian Resident Dissenting Aurora Shareholders may realize a capital gain or sustain a capital loss in respect of such disposition (see “Certain Canadian Federal Income Tax Considerations -Taxation of Capital Gains and Capital Losses” above).

Any interest awarded to a Canadian Resident Dissenting Shareholder by the Court will be included in the Canadian Resident Dissenting Shareholder’s income for the purposes of the Tax Act and, where the Canadian Resident Dissenting Shareholder is a “Canadian-controlled private corporation” (as defined in the Tax Act) the Canadian Resident Dissenting Shareholder may be liable for an additional refundable tax of 6 2/3% in respect of any such interest.

Aurora Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention: (i) is not resident, nor deemed to be resident, in Canada (a “Non-Resident”) for purposes of the Tax Act; and (ii) does not and will not hold the Aurora Shares or the Nevoro Shares in the course of carrying on business in Canada, and who is not excluded from the summary by the comments in “Certain Canadian Federal Income Tax Considerations -General”, above. Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere. Non-Resident Aurora Shareholders should obtain tax advice on any foreign tax consequences of the Arrangement based upon their particular circumstances.

Taxable Canadian Property

Generally, Aurora Shares will be considered taxable Canadian property of a Non-Resident Shareholder at the time of the amalgamation because the Aurora Shares are not listed on a designated stock exchange for purposes of the Tax Act.

Generally, Nevoro Shares that are received by a Non-Resident Shareholder under the Arrangement will be taxable Canadian property of the Non-Resident Shareholder at all times because they are received in exchange for shares that are taxable Canadian property (the Aurora Shares). This summary applies only to Nevoro Shares received under the Arrangement. Nevoro Shares acquired separately from the Arrangement may not be taxable Canadian property to the Non-Resident Shareholder and, accordingly, the tax consequences in respect of those Nevoro Shares may be different than set out below.

Amalgamation – Exchange of Aurora Shares for Nevoro Shares

The exchange of Aurora Shares for Nevoro Shares should not give rise to a gain or loss to Non-Resident Aurora Shareholders for purposes of the Tax Act. However, Non-Resident Aurora Shareholders will be considered to have disposed of their Aurora Shares on the amalgamation and are required to file a Canadian income tax return reporting this disposition.

As the Nevoro Shares received under the Arrangement will be taxable Canadian property to a Non-Resident Shareholder (see “Certain Canadian Federal Income Tax Considerations –Taxable Canadian Property” above), the adjusted cost base of such shares may be relevant on a subsequent disposition or deemed disposition of such shares. A Non-Resident Shareholder’s aggregate cost of the Nevoro Shares will equal the aggregate adjusted cost base of the Aurora Shares which are exchanged for the Nevoro Shares. The adjusted cost base to a Non-Resident Shareholder of a Nevoro Share acquired under the Arrangement will be determined by averaging the cost of that Nevoro Share with the adjusted cost base of all Nevoro Shares held at that time by the Non-Resident Shareholder.

Receipt of Dividends on Nevoro Shares

Where a Non-Resident Shareholder of Nevoro Shares receives or is deemed to receive a dividend on such shares, the amount thereof will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Shareholder’s country of residence.

Disposition of Nevoro Shares

A Non-Resident Shareholder will be subject to tax under the Tax Act on any capital gain (or entitled to deduct any capital loss) realized on the disposition or deemed disposition of Nevoro Shares received under the Arrangement unless the Non-Resident Shareholder is entitled to relief under an applicable income tax convention between Canada and the Non-Resident Shareholder’s country of residence. Generally, a Non-Resident Shareholder who disposes of or is deemed to have disposed of a Nevoro Share will realize a capital gain or sustain a capital loss, as the case may be, equal to the amount by which the proceeds of disposition in respect of such share exceeds or is exceeded by the aggregate of the adjusted cost base of each such share and any reasonable expenses associated with the disposition. The taxation of capital gains and losses is generally described above under “Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses”. However, a taxable capital gain or allowable capital loss resulting from a disposition of Nevoro Shares received under the Arrangement by a Non-Resident Shareholder will not be included in computing the Non-Resident Shareholder’s income for the purposes of the Tax Act if such shares constitute “treaty-protected property”. Such shares owned by a Non-Resident Shareholder will generally be treaty-protected property if the gain from the disposition of the shares would, because of an applicable income tax convention, be exempt from tax under Part I of the Tax Act.

A Non-Resident Shareholder will be required to file a Canadian income tax return reporting the disposition or deemed disposition of any Nevoro Shares received under the Arrangement. Pursuant to proposals announced in the 2008 Budget, where a disposition or deemed disposition of Nevoro Shares received under the Arrangement occurs after 2008, the Non-Resident Shareholder will not be required to file a Canadian income tax return reporting such disposition, if the Non-Resident Shareholder is: (i) not liable to pay tax under Part I of the Tax Act in respect of the year of disposition, (ii) not liable to pay any amount under the Tax Act in respect of any previous taxation year, and (iii) the Nevoro Shares disposed of either qualify as excluded property under the Tax Act, or a certificate under section 116 of the Tax Act has been issued in respect of such shares. Excluded property includes: (i) property the gain realized on the disposition of which is exempt from Canadian tax due to the application of an income tax convention; (ii) a share of a class of shares of the capital stock of a corporation that is listed on a recognized stock exchange; and (iii) property that is taxable Canadian property solely because it is deemed to be so.

Reporting and withholding obligations apply under section 116 of the Tax Act in respect of a disposition of such Nevoro Shares unless, at the time of the disposition, they constitute excluded property. Excluded property includes: (i) shares of a class of shares of a corporation if the class of shares is listed on a recognized stock exchange and (ii) property that is taxable Canadian property solely because it is deemed to be so. Therefore, these reporting and withholding obligations will not apply to Non-Resident Aurora Shareholders with respect to any future disposition of Nevoro Shares received under the Arrangement, provided that the Nevoro Shares continue to be listed on a recognized stock exchange (which currently includes the TSX) for purposes of the Tax Act.

Non-Resident Dissenting Aurora Shareholders

A Non-Resident Dissenting Shareholder may be entitled, if the Arrangement becomes effective, to receive from Aurora the fair value of the Aurora Shares held by the Non- Resident Dissenting Shareholder. The Non-Resident Dissenting Shareholder will be deemed to receive a taxable dividend equal to the amount by which the amount received, less an amount in respect of interest, if any, awarded by the Court, exceeds the paid-up capital of the Non-Resident Dissenting Shareholder’s Aurora Shares. The amount of the dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Dissenting Shareholder’s country of residence. Where the Non-Resident Dissenting Shareholder receives interest consequent upon the exercise of Dissent Rights, such amount may be subject to Canadian withholding tax at the rate of 25% except to the extent that the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Dissenting Shareholder’s country of residence.

The Non-Resident Dissenting Shareholder will also be considered to have disposed of its Aurora Shares for proceeds of disposition equal to the amount paid to such Non-Resident Dissenting Shareholder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend, and will be subject to tax under the Tax Act on any gain realized as a result, unless relief is provided under the income tax convention between Canada and the Non-Resident Dissenting Shareholder’s country of residence.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES SET FORTH IN THIS INFORMATION CIRCULAR WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING OF THE TRANSACTIONS DESCRIBED IN THIS INFORMATION CIRCULAR. SUCH DISCUSSION WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON ANY PERSON. EACH AURORA SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary describes the principal U.S. federal income tax consequences of the Arrangement to “U.S. Holders” (as defined below) of Aurora Shares that will receive Nevoro Shares under the Arrangement and U.S. Holders of Aurora Shares that exercise their right to dissent in accordance with the dissent procedures set forth under “The Arrangement—Right of Dissent”. This discussion does not address all U.S. federal income tax matters that may be relevant to a particular Aurora Shareholder in light of its particular circumstances, and it does not address any state, local, foreign or alternative minimum tax consequences of the Arrangement. This discussion does not address the U.S. federal income tax consequences of any transactions effectuated before, after, or at the same time as the Arrangement, whether or not they are in connection with the Arrangement.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Aurora Shares that is a U.S. person. A U.S. person is (i) a citizen or resident (as defined for U.S. federal income tax purposes) of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state or the District of Columbia; (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; and (iv) a trust (a) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Aurora Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership or other entity. Partners of partnerships or members of other entities that hold Aurora Shares should consult with their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary is based on the U.S. Tax Code, administrative pronouncements, judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this Information Circular may affect the tax consequences described herein, possibly on a retroactive basis. This summary applies only to Aurora Shareholders that hold their Aurora Shares as capital assets within the meaning of section 1221 of the U.S. Tax Code and either will hold the Nevoro Shares that they receive under the Arrangement as capital assets or will exercise their right to dissent. This summary is for general guidance only and does not address the consequences applicable to certain categories of Aurora Shareholders subject to special treatment under the U.S. Tax Code, including, but not limited to, tax exempt organizations, banks and financial institutions, insurance companies, mutual funds, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in section 985 of the U.S. Tax Code) is not the U.S. dollar, Aurora Shareholders who received their Aurora Shares in compensatory transactions, Aurora Shareholders who hold their Aurora Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment, Aurora Shareholders that own, directly, indirectly or through attribution, 10% or more of the total combined voting power of all classes of Aurora stock entitled to vote or holders of Aurora Shares who will hold 5% or more of Nevoro’s equity, either directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the U.S. Tax Code, following the exchange of Aurora Shares for Nevoro Shares under the Arrangement. U.S. Holders should consult their tax advisors with regard to the application of the income tax laws of the United States and any other taxing jurisdiction to their particular situations.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. No opinion of legal counsel or ruling from the Internal Revenue Service has been or will be sought as to the U.S. federal income tax consequences of the Arrangement. The following summary is not binding on the Internal Revenue Service or the courts. This summary assumes that the Arrangement will be completed according to the terms of the Arrangement Agreement and Plan of Arrangement. Each U.S. Holder of Aurora Shares should consult its own tax advisors with respect to the U.S. federal income tax considerations relevant to such holder, having regard to such holder’s particular circumstances.

Passive Foreign Investment Companies

Special U.S. federal income tax rules apply to a U.S. person that holds shares of a non-U.S. corporation that is or has been a passive foreign investment company (a “PFIC”) at any time during which the U.S. person has held shares. A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, either (i) at least 75% of its gross income is “passive” income (the “income test”), or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain net gains from the sales of commodities and gains from assets that produce passive income. For purposes of the income test and the asset test, if a non-U.S. corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, the non-U.S. corporation will be treated as if it held its proportionate share of the assets of the latter corporation, and received directly its proportionate share of the income of the latter corporation.

Under the U.S. Tax Code, if a non-U.S. corporation is a PFIC in any taxable year that a U.S. person holds shares, the non-U.S. corporation generally is considered a PFIC with respect to the U.S. person for all subsequent years after the first taxable year in the U.S. person’s holding period in which the non-U.S. corporation was a PFIC.

A U.S. person that holds shares of a PFIC is taxed at ordinary income tax rates on any gain realized on the sale or exchange of the shares and on any “excess distributions” received. Excess distributions are amounts received by a U.S. person with respect to its shares in any taxable year that exceed 125% of the average distributions received by the U.S. person in the shorter of either the three previous years or the U.S. person’s holding period for the shares before the current taxable year. Gain and excess distributions are allocated ratably to each day that the U.S. person held shares. Amounts allocated to the current taxable year and to years before the non-U.S. corporation became a PFIC are treated as ordinary income. In addition, amounts allocated to each taxable year beginning with the year the non-U.S. corporation first became a PFIC are taxed at the highest rate in effect for that year on ordinary income. The tax is subject to an interest charge at the rate applicable to underpayments of income tax. Special rules apply for calculating the amount of a foreign tax credit with respect to excess distributions received from a PFIC. Under certain circumstances, a U.S. person may make certain elections to mitigate some of the tax consequences of holding shares of a PFIC. U.S. persons generally are required to file Internal Revenue Service Form 8621 for each year in which they hold shares of a PFIC.

Because it is an exploration-stage company with passive income and no active income from operations, Aurora believes that it was a PFIC for its taxable year ended December 31, 2007 and that it is likely that it will be a PFIC for its current taxable year. The remainder of this discussion assumes that Aurora will be a PFIC for its current taxable year.

Nevoro has not made a determination as to whether it will be a PFIC for the current taxable year. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding Nevoro’s potential status as a PFIC.

The Arrangement

The Arrangement has been structured to qualify as a tax-deferred reorganization under section 368(a) of the U.S. Tax Code. Because the determination of whether the Arrangement will qualify as a reorganization depends on the resolution of complex issues and facts, some of which will not be known until the closing of the transaction, there can be no assurances that the Arrangement will qualify as a reorganization. Aurora has not and will not obtain a ruling from the Internal Revenue Service or an opinion of U.S. legal counsel regarding the qualification of the Arrangement as a reorganization. Except as described under “Certain United States Federal Income Tax Considerations - Treatment if the Arrangement Does Not Qualify as a Reorganization,” the remainder of this discussion assumes that the Arrangement will qualify as a tax-deferred reorganization.

Treatment if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a reorganization and both Aurora and Nevoro are PFICs for the current taxable year, a U.S. Holder generally will not recognize gain or loss on the exchange of its Aurora Shares for Nevoro Shares. The aggregate adjusted tax basis of the Nevoro Shares received under the Arrangement will be equal to the aggregate adjusted tax basis of the Aurora Shares surrendered. The holding period of the Nevoro Shares received will include the period during which the U.S. Holder held Aurora Shares.

If Nevoro is not a PFIC for the current taxable year, a U.S. Holder generally will recognize gain upon exchanging its Aurora Shares for Nevoro Shares under the Arrangement even if the Arrangement qualifies as a reorganization. Such gain generally will be equal to the difference between the fair market value of the Nevoro Shares received and the U.S. Holder’s adjusted tax basis in the Aurora Shares exchanged. Such gain will be recognized on a share-by-share basis and will be taxable as if it were an excess distribution under the PFIC rules, as described above. An excess distribution will be allocated ratably to each day that the U.S. Holder held Aurora Shares. Amounts allocated to the current taxable year and to any years before Aurora became a PFIC will be treated as ordinary income in the U.S. Holder’s current taxable year. In addition, amounts allocated to each taxable year beginning with the taxable year Aurora first became a PFIC will be taxed at the highest rate in effect for that taxable year on ordinary income. The tax will be subject to an interest charge at the rate applicable to underpayments of income tax. The U.S. Holder’s basis in the Nevoro Shares received generally will equal their fair market value at the time of the exchange. The U.S. Holder’s holding period in the Nevoro Shares received will begin on the day after the exchange.

If the Arrangement qualifies as a reorganization but Nevoro is not a PFIC for the current taxable year, a U.S. Holder generally will not be permitted to recognize a loss on the exchange of Aurora Shares for Nevoro Shares.

Treatment if the Arrangement Does Not Qualify as a Reorganization

If the Arrangement does not qualify as a reorganization, a U.S. Holder generally will recognize gain or loss upon exchanging its Aurora Shares for Nevoro Shares under the Arrangement regardless of whether Nevoro is a PFIC for its current taxable year. Such gain or loss generally will be equal to the difference between the fair market value of the Nevoro Shares received and the U.S. Holder’s adjusted tax basis in the Aurora Shares exchanged. Such gain will be recognized on a share-by-share basis and will be taxable as if it were an excess distribution under the PFIC rules, as described above. An excess distribution will be allocated ratably to each day that the U.S. Holder held Aurora Shares. Amounts allocated to the current taxable year and to any years before Aurora became a PFIC will be treated as ordinary income in the U.S. Holder’s current taxable year. In addition, amounts allocated to each taxable year beginning with the taxable year Aurora first became a PFIC will be taxed at the highest rate in effect for that taxable year on ordinary income. The tax will be subject to an interest charge at the rate applicable to underpayments of income tax. The deductibility of capital losses is subject to limitations. The U.S. Holder’s basis in the Nevoro Shares received generally will equal their fair market value at the time of the exchange. The U.S. Holder’s holding period in the Nevoro Shares received will begin on the day after the exchange.

Dissenting U.S. Holders

If Aurora has been a PFIC at any time during which a U.S. Holder has held Aurora Shares and the U.S. Holder exercises its right to dissent in accordance with the dissent procedures set forth in “The Arrangement—Right of Dissent,” the U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received and the adjusted tax basis in the Aurora Shares surrendered. Such gain, if any, will be taxable in the manner described above in the subsection “Treatment if the Arrangement Does Not Qualify as a Reorganization.” The deductibility of capital losses is subject to limitations. Any interest paid to a U.S. Holder that exercises its right to dissent may be subject to Canadian withholding tax. The amount of such interest, before reduction for any Canadian withholding tax, generally will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Such interest will be foreign source income for U.S. foreign tax credit limitation purposes.

Records and Reporting Requirements

If the Arrangement qualifies as a reorganization, certain U.S. Holders that are “significant holders” within the meaning of U.S. Treasury Regulation section 1.368-3(c) will be required to attach a statement to their tax returns for the year in which the Arrangement occurs that contains the information listed in U.S. Treasury Regulation section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in his, her, or its Aurora Shares and the fair market value of the U.S. Holder’s Aurora Shares immediately before they were exchanged for Nevoro Shares. All U.S. Holders should keep records regarding the number, basis and fair market value of their Aurora Shares exchanged for Nevoro Shares. A U.S. Holder generally will be required to attach Internal Revenue Service Form 8621 to his, her, or its tax return for the year in which the Arrangement occurs providing information regarding the exchange or disposition of Aurora Shares and the Nevoro Shares received.

U.S. Holders should consult their own tax advisors to determine the manner in which they are required to disclose the Arrangement to the Internal Revenue Service.

Ownership of Nevoro Shares Following the Arrangement

As noted above, Nevoro has not made a determination as to whether it will be a PFIC for the current taxable year.

If Nevoro is a PFIC for the current or any future taxable year during which a U.S. Holder holds Nevoro Shares, the U.S. Holder generally will be taxed as described above under “Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules.” A U.S. person generally may mitigate some of the tax consequences of holding shares of a PFIC by making (i) a qualified electing fund (“QEF”) election (a “QEF Election”) (in which case such U.S. person would be required to include in income on a current basis such U.S. person’s pro rata share of the PFIC’s ordinary income and net capital gains), or (ii) a valid “mark-to-market” election.

A U.S. Holder that makes a timely and effective QEF Election under section 1296 of the U.S. Tax Code generally may mitigate certain tax consequences of the PFIC rules discussed above.   However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of Nevoro, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of Nevoro, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which Nevoro is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Nevoro. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from Nevoro to the extent that such distribution represents “earnings and profits” of Nevoro that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Nevoro Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Nevoro Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Nevoro Shares in which Nevoro was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the Internal Revenue Service consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, Nevoro ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which Nevoro is not a PFIC. Accordingly, if Nevoro becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during a subsequent taxable year in which Nevoro qualifies as a PFIC.

Nevoro will make available to U.S. Holders, upon their written request, information as to its status as a PFIC and the status of any subsidiary that is a PFIC in which Nevoro owns more than 50% of such subsidiary’s total aggregate voting power as a PFIC (a “Subsidiary PFIC”) and will use commercially reasonable efforts to provide to U.S. Holders all information that a U.S. Holder making a QEF Election is required to obtain for U.S. federal income tax purposes as requested. Because Nevoro may not acquire or own more than 50% of the aggregate voting power of one or more Subsidiary PFICs, U.S. Holders should be aware that, with respect to any Subsidiary PFIC, there can be no assurance that Nevoro will satisfy record keeping requirements that apply to a QEF, or that Nevoro will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Nevoro is a PFIC and a U.S. Holder wishes to make a QEF Election with respect to such Subsidiary PFIC. With respect to Subsidiary PFICs for which Nevoro does not obtain the required information, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election with respect to Nevoro and any Subsidiary PFIC.

A U.S. Holder generally may make a mark-to-market election with respect to “marketable stock” (described below). Aurora expects that the Nevoro Shares will be marketable stock, provided certain requirements are met. Under applicable U.S. Treasury Regulations, the term “marketable stock” is defined as stock of a PFIC that is “regularly traded” on a “qualified exchange”. For this purpose, PFIC stock is generally characterized as “regularly traded” if, among other requirements, it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. Aurora expects that the Nevoro Shares will be regularly traded on the TSX, but no assurances can be given. Further, Aurora believes that the TSX should constitute a “qualified exchange” within the meaning of applicable U.S. Treasury Regulations.

If a valid mark-to-market election is made in respect of eligible Nevoro Shares, the electing U.S. Holder generally will recognize as ordinary income for the taxable year an amount equal to the excess, if any, of the fair market value of such Nevoro Shares as of the close of such taxable year over the U.S. Holder’s adjusted basis in such Nevoro Shares. In addition, such U.S. Holder will generally be allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in such Nevoro Shares over the fair market value of such Nevoro Shares as of the close of the taxable year, or (ii) the excess, if any, of (A) the mark-to-market gains for such Nevoro Shares included in gross income by such U.S. Holder for prior taxable years, over (B) the mark-to-market losses for Nevoro Shares that were allowed as deductions for prior tax years. The mark-to-market election is made on a shareholder-by-shareholder basis on Internal Revenue Service Form 8621 and, once made, can only be revoked with the consent of the Internal Revenue Service.

All U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of holding stock in a PFIC.

TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE ARRANGEMENT TO A U.S. HOLDER OF AURORA SHARES WILL DEPEND ON SUCH U.S. HOLDER’S PARTICULAR TAX SITUATION. THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT. AURORA SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE ARRANGEMENT, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

INFORMATION RESPECTING AURORA

Aurora was incorporated in the British Virgin Islands under the International Business Companies Act (No 16 of 2004) on June 17, 1997 under ICB No. 236090 as Aurora Gold (BVI) Limited. On May 10, 2000 Aurora Gold (BVI) Limited changed its name to Aurora Metals (BVI) Ltd. Aurora Metals (BVI) Ltd. was re-registered as a BVI Business Company on January 1, 2007, under Registration No. 236090. Aurora Metals (BVI) Ltd. was continued into British Columbia under the BCBCA on May 5, 2008 and concurrently changed its name to “Aurora Platinum Exploration Inc.”

Aurora files reports and other information with the SEC. Reports and other information filed by Aurora with the SEC may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the SEC’s Public Reference Room located at 1580, 100 F. Street NE, Washington, D.C. 20549 and are available for viewing at the SEC website at www.sec.gov. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC’s website at www.sec.gov.

Comparative Market Prices of Aurora

The Aurora Shares are listed and posted for trading on the OTCBB under the symbol “AURMF”. The following tables set forth information relating to the trading of the Aurora Shares on the OTCBB for the months indicated.

Month	High ($)	Low ($)	Volume

March 2007	0.11	0.10	159,700
May 2007	0.09	0.08	56,300
June 2007	0.09	0.05	28,600
July 2007	0.06	0.05	28,400
August 2007	0.05	0.05	12,400
September 2007	0.05	0.05	25,000
October 2007	0.05	0.02	215,600
November 2007	0.13	0.02	438,600
December 2007	0.10	0.04	302,100
January 2008	0.05	0.04	61,500
February 2008	0.06	0.05	191,300
March 2008	0.12	0.03	516,700
April 2008	0.60	0.07	1,363,600
May 2008 (to May 5, 2008)	0.36	0.30	26,700

INFORMATION RESPECTING NEVORO

The following information is presented on a pre-Arrangement basis and reflects the current business, financial and share capital position of Nevoro.

Nevoro is a corporation existing under the provisions of the Canada Business Corporations Act. Nevoro’s registered and head office is located at 141 Adelaide Street West, Suite 420, Toronto, Ontario M5H 3L5.

Nevoro files reports and other information with the Ontario Securities Commission. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

Chris Broili, C.P. Geo. and L.P. Geo., Mel Klohn, L.P. Geo., Ken Brook, L.P. Geo and Peter Butterfield, L.P. Geo are the qualified persons, as defined by NI 43-101, in connection with the Mineral Reserve and Mineral Resource estimates contained in the March 4, 2007 technical report prepared pursuant to NI 43-101, and entitled “Technical Report on St. Elmo Gold Project, Elko County, Nevada, U.S.A. for Denroy Resources Company” which is summarized and incorporated by reference in Nevoro’s Annual Information Form dated March 31, 2008, which is incorporated by reference into this Information Circular.

The audited consolidated financial statements of Nevoro as at December 31, 2007 and December 31, 2006 and for the two years then ended incorporated by reference in this Information Circular, have been so incorporated by reference upon the report of McGovern, Hurley, Cunningham, LLP, independent chartered accountants. McGovern, Hurley, Cunningham, LLP are independent of Nevoro within the meaning of the applicable rules of professional conduct in Ontario.

Comparative Market Prices of Nevoro

The Nevoro Shares are listed and posted for trading on the TSX under the symbol “NVR”. The following tables set forth information relating to the trading of the Nevoro Shares on the TSX for the months indicated.

Month	High ($)	Low ($)	Volume
September 2007	0.50	0.38	2,356,546
October 2007	0.71	0.42	1,452,835
November 2007	0.60	0.48	2,545,919
December 2007	0.50	0.35	1,326,775
January 2008	0.54	0.40	808,156
February 2008	0.65	0.44	1,025,255
March 2008	0.63	0.53	640,535
April 2008	0.72	0.35	4,866,600
May 2008 (to May 5, 2008)	0.41	0.35	1,637,700

INFORMATION RESPECTING NEVORO SUBCO

Nevoro Subco is a corporation existing under the provisions of the BCBCA. Nevoro Subco’s registered and head office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

Nevoro Subco has not, other than executing and delivering the Arrangement Agreement and the Voting Agreements, carried on any business, has no liabilities and no material assets.

INFORMATION RESPECTING THE RESULTING ISSUER

General

On completion of the Arrangement, Nevoro as the Resulting Issuer will remain as a corporation existing under the laws of the Canada Business Corporations Act. As of the Effective Date, Nevoro will own all of the issued and outstanding shares of the Merged Company.

The business and operations of Aurora will be managed and operated as subsidiaries of Nevoro. Nevoro expects that the business operations of Aurora and Nevoro will be consolidated and the principal executive office of the Merged Company will be located at 141 Adelaide Street West, Suite 420, Toronto, Ontario M5H 3L5.

Corporate Structure of the Resulting Issuer

The following chart shows the proposed inter-corporate relationships among Nevoro and Aurora and its subsidiaries after the Arrangement:

Directors and Officers of the Resulting Issuer

The directors and officers of the Resulting Issuer following the Effective Time will continue to be the officers and directors of Nevoro.

Share Capital of Nevoro

The share capital of Nevoro will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of 19,981,476 Nevoro Shares as contemplated in the Arrangement and the issuance of 28,337,997 Nevoro Shares pursuant to the proposed acquisition of Sheffield Resources Ltd. It is also expected that Nevoro will also issue, by way of private placement on a “best efforts” basis, up to $20,000,000 of escrow receipts to be exchanged for units of Nevoro, such units will be comprised of one Nevoro Share and a one-half warrant at an offering price to be determined in the context of the market.

In connection with the Arrangement, Aurora Shareholders will receive Nevoro Shares. Holders of Nevoro Shares are entitled to one vote for each share on all matters voted by shareholders. In the event of the dissolution, liquidation or winding up of Nevoro, holders of Nevoro Shares are entitled to share ratably in any assets remaining after the satisfaction in full of prior rights of creditors. Holders of Nevoro Shares are entitled to receive dividends when, as and if declared by the board of directors of Nevoro out of funds legally available therefor.

Selected Financial and Operational Information for the Resulting Issuer

The following selected unaudited pro forma consolidated financial information for Nevoro is based on the assumptions described in the respective notes to the Nevoro unaudited pro forma consolidated financial statements for the year ended December 31, 2007, included elsewhere in this Information Circular. The unaudited pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement occurred on December 31, 2007. The unaudited pro forma consolidated statement of operations has been prepared based on the assumption that, among other things, the Arrangement occurred on January 1, 2007. The unaudited pro forma consolidated financial statements are not necessarily indicative of Nevoro’s consolidated financial position and results from operations if the events reflected therein were in effect for the periods presented, nor do they purport to project Nevoro’s consolidated financial position or results from operations for any future period.

The unaudited pro forma consolidated financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Arrangement contained in this Information Circular, the unaudited pro forma consolidated financial statements contained in this Information Circular and the audited consolidated financial statements of Nevoro and Aurora incorporated by reference in this Information Circular.

As at December 31, 2007
(unaudited)
Assets
Current
Cash and cash equivalents	$5,198,047
Available-for-sale securities	4,257
Amounts receivable, prepaid expenses and other	142,654
5,344,958
Mineral properties	24,555,598
Equipment	73,805
$29,974,361
Liabilities
Current
Accounts Payable	$529,744
Future income and tax liability	3,321,800
Shareholders’ Equity
Capital Stock	26,937,100
Accumulated Other Comprehensive Income	18,985
Warrants	282,385
Stock Options	3,331,396
Deficit	(4,447,049)
26,122,817
$29,974,361

12 months ended
December 31, 2007
(unaudited)
Net Loss	$(3,932,520)
Loss per share – Basic and Diluted	$(0.05)

Post-Arrangement Shareholdings and Principal Shareholders

Immediately after completion of the Arrangement, assuming that no Aurora Shareholder exercises Dissent Rights, Aurora Shareholders will own approximately 21% of the Nevoro Shares, and existing Nevoro Shareholders will own approximately 79% of the Nevoro Shares. Nevoro will own 100% of the Merged Company.

Auditors

McGovern, Hurley, Cunningham LLP the current auditors of Nevoro, are expected to continue as the auditors of the Resulting Issuer following the Effective Date.

Transfer Agent and Registrar

The transfer agent and registrar for the Nevoro Shares in Canada is, and is expected after the Arrangement to remain, Equity Transfer and Trust Company at its principal offices in Toronto, Ontario, Canada.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by Nevoro with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

1.	the Annual Information Form of Nevoro dated March 31, 2008 for the year ended December 31, 2007;

2.	the audited consolidated financial statements of Nevoro as at December 31, 2007 and 2006, together with the auditors’ report thereon and the notes thereto dated March 18, 2008;

3.	management’s discussion and analysis of Nevoro for the fiscal years ended December 31, 2007 and December 31, 2006;

4.	the material change report of Nevoro dated April 18, 2008; and

5.	the information circular of Nevoro dated April 5, 2007.

Copies of the Nevoro documents incorporated herein by reference are available to the public free of charge on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

All material change reports (other than confidential reports), financial statements, management discussion and analysis, business acquisition reports, information circulars or other documents of the type referred to above filed by Nevoro with the Canadian Securities Authorities after the date of this Information Circular and before the Meeting are deemed incorporated by reference into this Information Circular.

The following documents filed by Aurora with the SEC, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

1.      Form 6-K - Reports of foreign issuer dated April 18, 2008 furnished to the SEC on April 21, 2008
2.      Form 20-F - Annual report for the year ended December 31, 2006 filed July 3, 2007
3.      Form DEF 14A - Definitive proxy statement filed October 3, 2007

Copies of the Aurora documents incorporated herein by reference are available to the public free of charge on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Information Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

RISK FACTORS

In assessing the Arrangement, Aurora Shareholders should carefully consider the risks described in Nevoro’s Annual Information Form dated March 31, 2008 for the year ended December 31, 2007, together with the other information contained in, or incorporated by reference in this Information Circular. Additional risks and uncertainties, including those currently unknown to or considered immaterial by Nevoro, may also adversely affect the business of the Resulting Issuer. In particular, the Arrangement and the operations of the Resulting Issuer are subject to certain risks including the following risks.

The Arrangement Agreement may be terminated by Nevoro or Aurora in certain circumstances, in which case the market price for Aurora Shares may be adversely affected.

Each of Aurora and Nevoro has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Aurora provide any assurance, that the Arrangement Agreement will not be terminated by either Aurora or Nevoro before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Aurora or Nevoro, including Aurora Shareholders approving the Arrangement and required regulatory approvals being obtained by Nevoro. There is no certainty, nor can Aurora provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of Aurora Shares may be adversely affected. Moreover, if the Arrangement Agreement is terminated, there is no assurance that Aurora will be able to find a party willing to pay an equivalent or a more attractive price for Aurora Shares than the price to be paid pursuant to the terms of the Arrangement Agreement.

Under the Arrangement, Aurora Shareholders will receive Nevoro Shares based on a fixed exchange ratio that will not be adjusted to reflect market fluctuations. Consequently, Nevoro Shares received by Aurora Shareholders under the Arrangement may have a lower market value than expected.

Aurora Shareholders will receive a fixed number of Nevoro Shares under the Arrangement, rather than Nevoro Shares with a fixed market value. Because this exchange ratio will not be adjusted to reflect any change in the market value of the Nevoro Shares, the market value of Nevoro Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Information Circular.

The issue of Nevoro Shares under the Arrangement and their subsequent sale may cause the market price of Nevoro Shares to decline.

As of March 31, 2008, 75,163,585 Nevoro Shares were outstanding and an aggregate of 12,429,262 Nevoro Shares were subject to outstanding options and warrants to purchase or acquire Nevoro Shares. Nevoro currently expects that in connection with the Arrangement it will issue approximately 19,981,476 Nevoro Shares (calculated based on the issued Aurora Shares as at March 31, 2008). The issue of these new Nevoro Shares and their sale could depress the market price for Nevoro Shares.

U.S. Federal Income Tax

Aurora holds interests in the Stillwater Complex, which is located in Montana, U.S.A. Aurora believes that it will not recognize gain or loss for U.S. federal income tax purposes with respect to its interests in the Stillwater Complex as a result of the Arrangement. However, Aurora’s tax positions, including its position regarding the treatment of the Arrangement, may be challenged by U.S. tax authorities.   Any successful challenge to Aurora’s tax position regarding the treatment of the Arrangement could result in a material tax liability to Aurora.

LEGAL MATTERS

Certain legal matters relating to the Arrangement and to the Nevoro Shares to be distributed pursuant to the Arrangement will be reviewed on behalf of Aurora by Blake Cassels & Graydon LLP and certain U.S. legal matters relating to the Arrangement will be reviewed on behalf of Aurora by Shearman & Sterling LLP. As of the date hereof, the partners and associates of each of Blake Cassels & Graydon LLP and Shearman & Sterling LLP beneficially owned, directly or indirectly, less than 1% of the issued Aurora Shares.

APPROVAL OF DIRECTOR

The contents of this Information Circular have been approved by the Board of Directors of Aurora.

Cameron Richardson (Signed)
Vancouver, British Columbia	Cameron Richardson
May 6, 2008	President, CEO and Director

CONSENT OF PETERSON SULLIVAN LLC

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the Management Information Circular (dated May 6, 2008) of Aurora Platinum Exploration Inc. (formerly Aurora Metals (BVI) Limited) ("the Company") of our report dated May 5, 2008, on our audits of the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity (deficiency) and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007, and for the period from June 17, 1997 (date of inception) to December 31, 2007.

We also consent to the incorporation by reference in the Management Information Circular of the Company referred to above of our report dated June 29, 2007, on our audit of the consolidated financial statements of the Company appearing in the Annual Report on Form 20-F of the Company for the year ended December 31, 2006.

Our reports, dated May 5, 2008 and June 29, 2007, both contain explanatory paragraphs that state that the Company has not been able to generate any operating revenues or positive cash flows from operations to date and has an accumulated deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN PLLC

Seattle, Washington
May 6, 2008

CONSENT OF MCGOVERN, HURLEY, CUNNINGHAM, LLP

To the Board of Directors and Shareholders of Aurora Platinum Exploration Inc.

We have read the information circular (the “Circular”) of Aurora Platinum Exploration Inc. (the “Company”) dated May 6, 2008 relating to the proposed plan of arrangement involving the Company, Nevoro Inc., and Nevoro Platinum Inc. We have complied with Canadian generally accepted standards for the auditors’ involvement with offering documents.

We consent to the incorporation by reference in the Circular of the audited consolidated financial statements of Nevoro as at December 31, 2007 and 2006 and for each of the years in the two year period ended December 31, 2007, together with the auditors’ report thereon and the notes thereto dated March 18, 2008. We have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audits of such consolidated financial statements.

Chartered Accountants Licensed Public Accountants

/S/ MCGOVERN, HURLEY, CUNNINGHAM, LLP

Toronto, Canada
May 6, 2008

APPENDIX A

FORM OF ARRANGEMENT RESOLUTION

SHAREHOLDERS’ ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.
The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Aurora Metals (BVI) Ltd. (the “Company”), pursuant to the arrangement agreement (the “Arrangement Agreement”) among the Company, Nevoro Inc. and Nevoro Platinum Inc., dated April 17, 2008, all as more particularly described and set forth in the Management Information Circular (the “Circular”) of the Company dated •, 2008, accompanying the notice of this meeting (as the Arrangement may be or may be modified or amended) is hereby approved.

2.
The plan of arrangement (the “Plan of Arrangement”) involving the Company and implementing the Arrangement, the full text of which is set out as Schedule ”B” to the Arrangement Agreement (as the Plan of Arrangement may be or may have been modified or amended) is hereby approved.

3.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company: (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver such documents as are necessary or desirable to the Registrar under the BCBCA in accordance with the Arrangement Agreement for filing.

5.	Any officer or director of the Company is authorized to execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

A-1

APPENDIX B

ARRANGEMENT AGREEMENT

AMONG

NEVORO INC.

- and -

NEVORO PLATINUM INC.

- and -

AURORA METALS (BVI) LIMITED

Dated:  April 17, 2008

i

Section 9.7	Entire Agreement, Assignment and Governing Law	69
Section 9.8	Third Party Beneficiaries	70
Section 9.9	Counterparts	70

ADDENDA

SCHEDULE “A” FORM OF ARRANGEMENT RESOLUTION
SCHEDULE “B” FORM OF PLAN OF ARRANGEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated the 17th day of April, 2008 (the “Agreement”).

AMONG:

NEVORO INC.,
a corporation incorporated under the laws of Canada,
(“Parent”)

- and -

NEVORO PLATINUM INC.,
a wholly-owned subsidiary of Parent incorporated under the laws of British Columbia,
(“Subco”)

- and -

AURORA METALS (BVI) LIMITED,
a corporation existing under the laws of the British Virgin Islands,
(the “Company”)

RECITALS:

(A)
Upon the terms and subject to the conditions set out in this Agreement (as defined below), the parties hereto intend to propose a statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) whereby the Company and Subco will merge, on the terms set out in the Plan of Arrangement (as defined below) on the basis of the following:

(a)
the Company and Subco will merge and continue as one corporation with the same effect as if they were amalgamated under Section 269 of the Business Corporations Act (British Columbia), except that the separate legal existence of the Company will not cease and the Company will survive the merger;

(b)	the separate legal existence of Subco will cease without Subco being liquidated or wound-up;

(c)
the property and liabilities of Subco will become the property and liabilities of the Company which will own and hold all property and liabilities which the Company holds before the Arrangement becomes effective and all property and liabilities of Subco, without any transfer by the Company or Subco of any of its property or liabilities;

(d)	each common share of the Company shall be cancelled and the holders thereof shall receive, for each such share, one share in the capital of Parent; and

(e)	Parent will become the holder of all of the outstanding securities of the merged company.

(B)
The board of directors of the Company has determined that the business combination to be effected by means of the Plan of Arrangement is advisable and in the best interests of the Company and has unanimously approved the transactions contemplated by this Agreement and determined to recommend approval of the Plan of Arrangement and other transactions contemplated hereby to the holders of common shares of the Company;

(C)
In furtherance of such business combination, the board of directors of the Company has agreed to submit the Plan of Arrangement and other transactions contemplated hereby to the shareholders of the Company and the Court (as defined below) for approval; and

(D)
Certain shareholders of the Company have duly executed and delivered a voting agreement evidencing their agreement to vote, in their capacity as shareholders of the Company, in favour of the transactions contemplated by this Agreement.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1     Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” has the meaning ascribed thereto in Section 8.1(1);

“Affiliate” means, unless otherwise specified an affiliate within the meaning of Section 1.2 of National Instrument 45-106 – Prospectus and Registration Exemptions;

“Agreement” or “Arrangement Agreement” means this arrangement agreement entered into among Parent, Subco and the Company on the date written above as well as all schedules hereto, as amended or supplemented from time to time in accordance with its terms;

“Appropriate Regulatory Approvals” means those consents, authorizations, waivers, permits, exemptions, reviews, orders, rulings, decisions and approvals of, and any registrations and filings with, Governmental Entities, and the expiry, waiver or termination of any waiting or suspensory periods, in each case in connection with, or required to permit the Parties to consummate, the Arrangement;

“Arrangement” means the arrangement involving Subco and the Company under the provisions of Section 288 of the BCBCA on the terms and subject to the conditions set forth in this Agreement resulting, inter alia, in the merger of Subco and the Company, which merged company shall become a wholly-owned subsidiary of Parent, all on such terms and subject to the conditions set out in this Agreement and as more particularly described in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Agreement and the Plan of Arrangement or made at the direction of the Court;

“Arrangement Resolution” means the special resolution of the Shareholders, approving the Arrangement, substantially in the form of Schedule “A” attached hereto;

“Arrangement Filings” means the records and information provided to the Registrar under Section 292(a) of the BCBCA that the Registrar requires, and the records filed under Section 292(a) of the BCBCA that the Registrar requires to give effect to the Arrangement, together with a copy of the Final Order;

“Basal Zone Lease Agreement” means the lease agreement dated January 1, 2004 among the Company and Mouat Nickel Mines, Inc., Fort Stockton Investments, Inc., William G. Mouat and Shirley M. Mouat;

“Board of Directors of the Company” means the board of directors of the Company;

“Board of Directors of Parent” means the board of directors of Parent;

“BCBCA” means the Business Corporations Act (British Columbia) S.B.C., 2002, c. 57;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Toronto, Ontario or Vancouver, British Columbia;

“Canadian GAAP” means accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis;

“Circular” means the notice of the Meeting and accompanying information circular, including all schedules and exhibits thereto, to be sent by the Company to the Shareholders in connection with the Meeting;

“Closing Date” means: (i) the date that is two (2) Business Days after the satisfaction and/or waiver of the conditions set forth in Article 6 (other than delivery of items to be delivered on the Effective Date and other than the satisfaction of those conditions that by their nature are to be satisfied immediately prior to the Effective Time); or (ii) such other date as the Company and Parent shall mutually agree;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“commercially reasonable efforts” means, with respect to each party hereto, the agreement of such party to cooperate and to cause its affiliates to cooperate and to use and to cause its affiliates to use their respective reasonable efforts consistent with reasonable commercial practice without payment or incurrence of unreasonable expense or the requirement to engage in litigation;

“Company” means Aurora Metals (BVI) Limited, a company incorporated under the laws of the British Virgin Islands;

“Company Balance Sheet” has the meaning ascribed thereto in Section 4.13;

“Company Common Shares” means all of the outstanding common shares of the Company;

“Company Contacts” has the meaning ascribed thereto in Section 9.3;

“Company Disclosure Letter” means the letter of the Company dated as of the date of this Agreement and delivered by the Company to Parent and Subco;

“Company Interested Person” has the meaning ascribed thereto in Section 4.22;

“Company Mining Rights” has the meaning ascribed thereto in Section 4.14;

“Company Public Documents” means all forms, reports, schedules, statements and other documents required to be filed by the Company since January 1, 2006 with all applicable Securities Regulatory Authorities, or the OTCBB under applicable Laws;

“Constating Documents” means, with respect to any corporate or other entity, the certificate and articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, unanimous shareholder agreement or declaration or other similar governing documents of such person;

“Contaminants” means any pollutant, contaminant or waste of any nature or any other substance or material regulated by or pursuant to any Environmental Laws, including, without limitation, any hazardous waste, hazardous substance, hazardous material, toxic substance, dangerous substance, dangerous good, or deleterious substance, as defined, judicially interpreted or identified in or for the purposes of any Environmental Laws;

“Court” means the Supreme Court of British Columbia;

“Dissent Rights” means the rights of dissent as provided in the BCBCA in favour of registered Shareholders in respect of the Arrangement;

“Dissenting Shareholders” means Shareholders who, being entitled to do so, validly exercise Dissent Rights;

“EDGAR” means the Electronic Data Gathering Analysis and Retrieval System;

“Effective Date” means the date upon which all conditions to the completion of the Arrangement as set out in Article 6 of this Agreement have been satisfied or waived in accordance with this Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and on which the Arrangement Filings are filed with the Registrar;

“Effective Time” means 12:01 a.m. (Toronto Time) on the Effective Date;

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, statutory trust, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals and the like issued or required by any Governmental Entity pursuant to any Environmental Laws;

“Environmental Condition” means the generation, discharge, emission or release into the environment (including, without limitation, ambient air, surface water, groundwater or land), spill, receiving, handling, use, storage, containment, treatment, transportation, shipment or disposition prior to the Effective Date of any Contaminants by any Person or the presence or migration of any Contaminant in respect of which remedial action could be required under or pursuant to any Environmental Laws or as to which any liability is currently or in the future could be imposed upon any Person based upon the acts or omissions of any Person prior to the Effective Date;

“Environmental Laws” means all applicable Laws, including agreements with Governmental Entities, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

“Exclusivity Agreement” means the exclusivity agreement between Parent and the Company dated September 18, 2007;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

“Governmental Entity” means (i) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agency, commission, commissioner, board, or authority of any of the foregoing; (iii) any Securities Regulatory Authority, self-regulatory authority, the TSX or the OTCBB; or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court made pursuant to the application therefor contemplated by Section 2.2 (or any variation thereof);

“Laws” means all laws (including common law and civil law), by-laws, statutes, rules, regulations, principles of law and equity, orders, ordinances, judgments, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Material Adverse Change” means, in respect of Parent or the Company, any one or more changes, events or occurrences and; “Material Adverse Effect” means, in respect of Parent or the Company,  any fact or state of facts, circumstance, change, effect, occurrence or event which, in either case, either individually is or in the aggregate are, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, affairs, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), capitalization, business, operations, results of operations or prospects of Parent and its Subsidiaries, or  the Company and its Subsidiaries, respectively, taken as a whole, other than any change, event or occurrence attributable or relating to:

(a)	changes in general economic conditions or the securities markets;

(b)	changes affecting generally the precious and/or base metals mining sectors in which Parent or the Company conducts business, respectively;

(c)
the announcement of this Agreement or the consummation of the transactions contemplated by this Agreement, or any actions by Parent or the Company taken pursuant to this Agreement, taken as a whole; or

(d)
a change in the market price or trading volume of Parent Common Shares or Company Common Shares provided, however, that any fact, circumstance, change, effect, occurrence or event underlying such change in the market price or trading volume that is not excluded under clauses (a) and (b) hereof, may be considered in determining whether there has been a Material Adverse Change or Material Adverse Effect.

provided, however, that such effect (in (a) or (b) above) does not primarily relate only to (or have the effect of primarily relating only to) Parent or its Subsidiaries, or the Company or its Subsidiaries, respectively, or disproportionately adversely affect Parent or its Subsidiaries or, the Company or its Subsidiaries, taken as a whole, compared to other companies operating in the industry in which Parent or its Subsidiaries or, the Company or its Subsidiaries, operate, in which case, the relevant exclusion from this definition of Material Adverse Effect referred to above shall not be applicable. The terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a Party and its affiliates, taken as a whole;

“Meeting” means the special meeting of the Shareholders, including any adjournment, adjournments, postponement or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Meeting Date” means the date on which the Meeting is held, which date shall be on or before June 5, 2008;

“Misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Mountain View Lease Agreement” means the lease agreement dated February 1, 2004, as amended, among the Company and Mouat Nickel Mines, Inc., Fort Stockton Investments, Inc., William G. Mouat, individually and as trustee, Shirley M. Mouat, Lois E. DeLannoy, individually and as trustee of the 1985 DeLannoy Family Trust, John C. Mouat, Donald D. Mouat, Ellen A. Langston, Donna Duba, Harold C. Nelson, Anne Fujiwara, Willard Ferch, Iver J. Hjelvik, Donna F. Hjelvik, Robert Mouat, David Mouat and Ellen L. Schoemer;

“OSC” means the Ontario Securities Commission;

“Outside Date” means July 31, 2008, or such other date as may be mutually agreed to by the Parties in writing;

“OTCBB” means the OTC Bulletin Board;

“Parent” means Nevoro Inc., a corporation incorporated under the laws of Canada;

“Parent Balance Sheet” has the meaning ascribed thereto in Section 3.13;

“Parent Common Shares” means the common shares in the capital of Parent;

“Parent Disclosure Letter” means the letter of Parent dated as of the date of this Agreement and delivered by Parent to the Company;

“Parent Public Documents” means all forms, reports, schedules, statements and other documents required to be filed by Parent since January 1, 2007 with all applicable Securities Regulatory Authorities or the TSX under applicable Laws;

“Parent Stock Plan” means the stock option plan of Parent dated May 16, 2007, as amended;

“Parent Warrants” means the outstanding share purchase warrants to purchase an aggregate of 2,089,262 Parent Common Shares at an exercise price of $0.25, of which 904,500 expire October 7, 2008, 45,762 expire December 29, 2008, 1,124,000 expire February 5, 2009 and 15,000 expire March 7, 2009;

“Parties” means the Company, Parent and Subco; and “Party” means any one of them;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means, in relation to the Arrangement, the plan of arrangement substantially in the form and having the content of Schedule “B” hereto, together with any and all amendments or variations thereto made in accordance with the provisions hereof or made at the direction of the Court;

“Prohibited Payments" mean any offer, gift, payment, promise to pay or authorization to pay money or anything of value to or for the use or benefit of any government official (including employees and directors of government-owned companies and other state enterprises), political party, party official, candidate for public office or employee of a public international organization in an effort to win or retain business or secure any improper advantage or that otherwise would violate any Laws or is generally considered to be improper or inappropriate;

“Proposed Agreement” has the meaning ascribed thereto in Section 8.1(4);

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario), and the rules, regulations and published policies made thereunder, as now in effect and as may be amended from time to time prior to the Effective Date;

“Securities Laws” means all applicable provincial and territorial securities laws, rules and regulations and published policies thereunder in Canada and all applicable state and federal securities laws, rules and regulations and published policies thereunder in the United States;

“Securities Regulatory Authorities” means the applicable securities commission or regulatory authority in each province and territory of Canada and the SEC;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Settlement” means the settlement of a legal action in the Montana 22nd Judicial District Court, Stillwater County between the Company and Trend Mining Company in respect of a joint venture agreement, dated January 1, 2005 between such parties relating to the Subject Premises as more fully described in the Company Disclosure Letter;

“Share Consideration” means one Parent Common Share for each Company Common Share issued and outstanding immediately before the Effective Date;

“Shareholders” means the holders of Company Common Shares;

“Subco” means Nevoro Platinum Inc., a wholly-owned subsidiary of Parent and a corporation incorporated under the laws of British Columbia;

“Subject Premises” means certain patented and unpatented mining claims, mill sites and tunnel sites all situated in Stillwater and Sweet Grass Counties, Montana and listed in schedules “1”, “2” and “3” of the Basal Zone Lease Agreement and in schedules “1”, “2” and “3” of the Mountain View Lease Agreement, together with such water and water rights as identified in schedule “4” of the Mountain View Lease Agreement;

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person and shall include any body corporate, partnership, joint venture or other entity in which it exercises direction or control or which is in a like relation to a Subsidiary;

“Superior Proposal” has the meaning ascribed thereto in Section 8.1(1)(e);

“Supportive Shareholders” means those Shareholders that have executed Voting Agreements;

“Tax Act” means the Income Tax Act (Canada), and the regulations promulgated thereunder, as now in effect and as it may be amended from time to time prior to the Effective Date;

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping duties, all license, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other government pension plan premiums or contributions;

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by law in respect of Taxes;

“Termination Fee” has the meaning ascribed thereto in Section 7.4(1);

“Termination Fee Event” has the meaning ascribed thereto in Section 7.4(1);

“Title Opinion” has the meaning ascribed thereto in Section 6.2(j);

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. GAAP” means accounting principles generally accepted in the United States applied on a basis consistent with prior accounting periods;

“Voting Agreements” means, collectively, the voting agreements between Parent, Subco and each of the Supportive Shareholders dated as of the date hereof;

“1933 Act” means the Securities Act of 1933, as amended, of the United States;

“1934 Act” means the United States Securities Exchange Act of 1934 and the rules and regulations of the SEC promulgated thereunder, as now in effect and as may be amended from time to time prior to the Effective Date; and

“1940 Act” means the Investment Company Act of 1940, as amended, of the United States.

Section 1.2     Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, Subsections and Paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  Unless the contrary intention appears, references in this Agreement to an Article, Section, Subsection, Paragraph or Schedule by number or letter or both refer to the Article, Section, Subsection, Paragraph or Schedule, respectively, bearing that designation in this Agreement.  References in this Agreement to “including” shall be deemed to have the meaning “including, without limitation”.

Section 1.3     Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 1.4     Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5     Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America.

Section 1.6     Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company shall have the meanings attributable thereto under U.S. GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with U.S. GAAP, and with the Company’s past practice.

Unless otherwise stated, all accounting terms used in this Agreement in respect of Parent shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature in respect of Parent required to be made shall be made in a manner consistent with Canadian GAAP, and with the Company’s past practice.

Section 1.7     Construction

The language used in this Agreement is the language chosen by the Parties to express their intent, and no rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall be applied against any Party.

Section 1.8     Statutory References

A reference to a statute includes all rules, regulations, policies and blanket orders made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation, rule, policy or blanket order which amends, supplements, replaces or supersedes any such statute, regulation, rule, policy or blanket order.

Section 1.9     Knowledge

In this Agreement, unless otherwise stated, references to “the knowledge of” the Company or its Subsidiaries means the actual knowledge of the directors and executive officers of the Company or its Subsidiaries, after reasonable inquiry.

In this Agreement, unless otherwise stated, references to “the knowledge of” Parent or its Subsidiaries means the actual knowledge of the directors and executive officers of Parent or its Subsidiaries, after reasonable inquiry.

Section 1.10     Disclosure Letters

For the purpose of the representations and warranties in Article 4, the Company has contemporaneously with the execution of this Agreement delivered to Parent and Subco the Company Disclosure Letter arranged in sections and subsections corresponding with sections and subsections of Article 4 with the disclosure in any section or subsection of the Company Disclosure Letter qualifying the corresponding section or subsection of Article 4.  The Company Disclosure Letter also contains disclosure in respect of certain covenants of the Company contained in Article 5 arranged in sections and subsections corresponding with sections and subsections of Article 5 with the disclosure in any section or subsection of the Company Disclosure Letter qualifying the corresponding section or subsection of Article 5.  Disclosure by the Company in any particular schedule, section, subsection or exhibit of the Disclosure Letter will be deemed to be disclosure of the information for all purposes of this Agreement.

For the purpose of the representations and warranties in Article 3, Parent and Subco have contemporaneously with the execution of this Agreement delivered to the Company Parent Disclosure Letter arranged in sections and subsections corresponding with sections and subsections of Article 3 with the disclosure in any section or subsection of Parent Disclosure Letter qualifying the corresponding section or subsection of Article 3.

Section 1.11     Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule “A”-                                           Form of Arrangement Resolution

Schedule “B”                                -           Plan of Arrangement

ARTICLE 2
ARRANGEMENT AND RELATED MATTERS

Section 2.1     The Arrangement

The Parties agree to carry out the Arrangement in accordance with this Agreement on the terms set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the Parties in accordance with this Agreement.

Section 2.2     Implementation Steps by the Company

The Company covenants in favour of Parent that the Company shall:

(a)	continue to the jurisdiction of British Columbia prior to the Meeting;

(b)
as soon as reasonably practicable and in any event on or before May 6, 2008, bring an application before the Court pursuant to section 291 of the BCBCA for the Interim Order in a manner and form acceptable to Parent, acting reasonably, providing for, among other things, the calling and holding of the Meeting, and thereafter proceed with and diligently pursue obtaining the Interim Order in such form;

(c)
fix a record date for the purposes of determining Shareholders entitled to receive notice of the Meeting and vote thereat of April 21, 2008, and shall not change the record date without the prior written consent of Parent;

(d)
convene and hold the Meeting as soon as reasonably practicable and in any event on or before June 5, 2008 in accordance with the Interim Order and applicable Laws for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Circular and agreed to by Parent;

(e)
except to the extent required by a Governmental Entity, not adjourn, postpone or cancel (or propose any adjournment, postponement or cancellation of) the Meeting without the prior written consent of Parent;

(f)
solicit and take all steps necessary (including relevant disclosure in the Circular) to allow Parent and any Subsidiary of Parent, directly or through representatives, to solicit from Shareholders proxies in favour of the Arrangement Resolution and against any resolution submitted by any other Shareholder and take all other action that is necessary or desirable to secure the approval of the Arrangement Resolution by Shareholders;

(g)	provide notice to Parent of the Meeting and allow representatives of Parent and its legal counsel to attend and speak at the Meeting;

(h)
subject to obtaining such approvals as are contemplated by the Interim Order, bring an application, as soon as reasonably practicable after the Meeting but in any event not later than three (3) Business Days thereafter, before the Court pursuant to section 291 of the BCBCA for the Final Order in a manner and form acceptable to  Parent, acting reasonably, and thereafter proceed with and diligently pursue obtaining the Final Order in such form;

(i)
subject to obtaining the Final Order and the satisfaction or waiver of the conditions set forth in Article 6, take all steps and actions, including without limitation, making all necessary filings with Governmental Entities, including the Arrangement Filings, to give effect to the Arrangement, in a manner and form acceptable to Parent acting reasonably;

(j)	instruct counsel of the Company to bring the applications referred to in subsections (b) and (h) of this Section 2.2 in co-operation with Parent’s counsel on a timely basis;

(k)
permit Parent and its counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed by the Company with the Court or any Securities Regulatory Authority in connection with the Arrangement (including the Circular and any supplement thereto or amendment thereof) prior to the service and/or filing of those materials and accept the reasonable comments of Parent and its legal counsel, provided the same are in compliance with the Company’s disclosure obligations under applicable Laws.  In addition, the Company will not object to legal counsel of Parent making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided the same, in the reasonable opinion of the Company or its counsel, are not in any manner detrimental, adverse or prejudicial to the Company or the Shareholders. The Company shall also provide to Parent’s counsel on a timely basis with copies of any notice of appearance and evidence or other court documents served on the Company or counsel to the Company in respect of the application for the Interim Order and the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order; and

(l)
not (i) file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend material so filed or served, or (ii) send to the Registrar, for endorsement and filing by the Registrar, the Arrangement Filings, except in either case with Parent’s prior written consent, such consent not to be unreasonably withheld or delayed.

Section 2.3     Interim Order

The notice of motion in respect of the application for the Interim Order referred to in Section 2.2(a) shall request that the Interim Order provide:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by the Shareholders, present in person or by proxy at the Meeting;

(c)	that, in all other respects, the terms, restrictions and conditions of the Company’s articles and by-laws, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(d)	for the grant of the Dissent Rights as contemplated in the Plan of Arrangement;

(e)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Meeting may be adjourned or postponed from time to time by management of the Company with the consent of Parent, without the need for additional approval of the Court; and

(g)	that the record date for Shareholders entitled to vote at the Meeting will not change in respect of any adjournment(s) or postponement(s) of the Meeting.

Section 2.4     Plan of Arrangement

The parties to this Agreement will implement the Plan of Arrangement in accordance with the provisions of this Agreement including Schedule B of this Agreement.  On the Closing Date, the Arrangement Filings shall be filed with the Registrar.  The Arrangement Filings shall be in form satisfactory to Parent and the Company, each acting reasonably.  As set out more particularly in the Plan of Arrangement, the Arrangement Filings shall provide that:

(a)
the Company and Subco will merge and continue as one corporation with the same effect as if they were amalgamated under Section 269 of the Business Corporations Act (British Columbia), except that the separate legal existence of the Company will not cease and the Company will survive the merger;

(b)	the separate legal existence of Subco will cease without Subco being liquidated or wound-up;

(c)
the property and liabilities of Subco will become the property and liabilities of the Company which will own and hold all property and liabilities which the Company holds before the Arrangement becomes effective and all property and liabilities of Subco, without any transfer by the Company or Subco of any of its property or liabilities;

(d)	each common share of the Company shall be cancelled and the holders thereof shall receive, for each such share, one share in the capital of Parent; and

(e)	Parent will become the holder of all of the outstanding securities of the merged company.

Section 2.5     Circular

Subject to Section 5.10(3) as promptly as reasonably practicable after the execution and delivery of this Agreement, the Company, in consultation with Parent, shall prepare the Circular together with any other documents required by Securities Laws, the BCBCA, the rules and policies of the OTCBB or other applicable Laws in connection with the Arrangement and the Meeting. The Circular and such other documents, together with any amendments thereto, shall be in form and substance satisfactory to Parent and its counsel acting reasonably. The Company will file the Circular and any other documentation required to be filed under the Interim Order and applicable Law in all jurisdictions where the Circular is required to be filed by the Company and mail or cause to be mailed the Circular and any other documentation required to be mailed under the Interim Order and applicable Law to the Shareholders (including registered and beneficial Shareholders), the Board of Directors of the Company, the auditors of the Company and any other required Persons in accordance with the terms of the Interim Order and applicable Law.  In a timely and expeditious manner, the Company shall prepare (in consultation with Parent) and file amendments or supplements to the Circular (which amendments or supplements shall be in a form satisfactory to Parent, acting reasonably) required by applicable Laws or as otherwise agreed between the Company and Parent with respect to the Meeting and mail or otherwise publicly disseminate such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed or disseminated, complying in all material respects with all applicable Laws on the date of the mailing or dissemination thereof.

Section 2.6     Preparations of Filings, etc.

(a)
Parent and the Company shall cooperate in the preparation of the Circular as described in Section 2.5 and in the preparation of applications, filings, submissions and requests for the approval of, and appropriate notification of, any Governmental Entity with jurisdiction over the transactions contemplated hereby (including the Appropriate Regulatory Approvals) and the preparation of any documents reasonably deemed by Parent to be necessary or desirable to discharge their respective obligations under applicable Laws in connection with this Agreement or the Arrangement and to obtain the Appropriate Regulatory Approvals at the earliest possible date. The Company agrees that, if requested to do so by Parent, it will participate in any meeting(s) with any Governmental Entity in respect of any applications, filings, submissions, requests, investigations or other inquiry related to this Agreement or the Appropriate Regulatory Approvals.

(b)
Each of Parent and the Company shall furnish to the other, on a timely basis, all information as may be reasonably required to effectuate the foregoing actions, and each covenants that no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the Arrangement will contain any Misrepresentation. Each of the Parties will ensure that the information relating to it and its Subsidiaries, which is provided in the Circular will not contain any Misrepresentation.

(c)
Each of the Company and Parent shall promptly notify the other if at any time before the Effective Date it becomes aware that the Circular, an application for Appropriate Regulatory Approvals or any other filing under corporate or Securities Laws contains a Misrepresentation, or that an amendment or supplement to the Circular or such other document, as the case may be, is otherwise required that corrects that Misrepresentation, and the Company will cause the same to be distributed to the Shareholders (including registered and beneficial Shareholders), the Board of Directors of the Company, the auditors of the Company and any other required Persons and filed as required under applicable Law.

(d)
The Company shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain a Misrepresentation (other than any information provided in writing for the purpose of inclusion provided by Parent or Subco, which Parent shall ensure does not contain a Misrepresentation). Without limiting the generality of the foregoing, the Company shall ensure that the Circular provides the Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Meeting and include in the Circular a statement that the Board of Directors of the Company is of the opinion that the consideration to be received by Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders and has unanimously, after receiving legal advice, determined that the Arrangement Resolution is in the best interests of the Company and that the Board of Directors of the Company unanimously recommends that Shareholders vote to approve the Arrangement Resolution.

(e)
Parent shall ensure that the information provided by Parent for inclusion in the Circular will constitute full, true and plain disclosure of all material facts relating to the Parent Common Shares to be issued pursuant to the Arrangement.

Section 2.7     Dissenting Shareholders

Registered Shareholders may exercise Dissent Rights with respect to their Company Common Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement. The Company shall give Parent (i) prompt notice of any written notice of a dissent, withdrawal of such notice, and any other documents delivered pursuant to such Dissent Rights and received by the Company, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such notice of dissent.  The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such notice of dissent unless Parent shall have given its written consent to such payment or settlement offer.

Section 2.8     Amendments

(1)
This Agreement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties hereto without, subject to applicable Law, including, for greater certainty, the Interim Order and the Final Order, further notice to or authorization on the part of any of the Shareholders, and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of the Parties including an extension of the Outside Date;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the Parties; and

(d)	waive compliance with and modify any conditions precedent herein contained;

provided, however, that after receipt of approval of the Arrangement Resolution by the Shareholders, there shall be no amendment that by Law requires further approval by Shareholders without further approval of such Shareholders.

(2)	The Plan of Arrangement may also be amended as provided for therein.

Section 2.9     Shareholder Communications

The Company and Parent agree to cooperate in the preparation of presentations to investors, if any, regarding the Arrangement prior to the making of such presentations.  Except as required by applicable Law or applicable stock exchange requirements, neither Parent nor the Company shall make any public announcement or statement with respect to the Arrangement or this Agreement or make any filing with any Governmental Entity with respect thereto without the approval of the Company or Parent, respectively, such approval not to be unreasonably withheld or delayed, except to the extent necessary to comply with Law or applicable stock exchange requirements.  Moreover, in any event, to the extent practicable given time constraints, each party agrees to give prior notice to the other of any public announcement relating to the Arrangement or this Agreement and agrees to consult with each other prior to issuing each such public announcement and in making any filing with any Governmental Entity with respect thereto and shall provide the other Party with the opportunity to review and comment within a reasonable time period on all such press releases, public announcements and filings prior to the release or filing thereof, subject in all cases to applicable Law and stock exchange requirements.

Section 2.10     Company Approval of the Arrangement

(1)
The Company represents and warrants to and in favour of Parent, and acknowledges that Parent is relying upon such representations and warranties in entering into this Agreement, that, as of the date of this Agreement:

(a)
the Board of Directors of the Company, following consultation with its legal advisors has unanimously: (A) determined that the Arrangement is fair to the Shareholders of the Company and it is in the best interests of the Company for the Arrangement to be consummated and the Board of Directors of the Company to support it on the terms of this Agreement; and (B) approved the entering into of this Agreement and the making of a recommendation that Shareholders vote in favour of the Arrangement Resolution; and

(b)	each director and officer of the Company intends to vote, in his or her capacity as a Shareholder, in favour of the Arrangement Resolution.

(2)
At the reasonable request of Parent from time to time, the Company shall provide Parent with a list (in both written and electronic form) of the Shareholders, together with their addresses and respective holdings of Company Common Shares, and a list of participants and book based nominee registrants such as CDS & Co. and CEDE & Co. and non-objecting beneficial owners of Company Common Shares, together with their addresses and respective holdings of securities. The Company shall from time to time require that its registrar and transfer agent furnish Parent with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as Parent may reasonably request in order to be able to communicate with respect to the Arrangement to the Shareholders entitled to vote on the Arrangement Resolution under applicable Laws.

Section 2.11     Alternative Transaction Structure

At the request of either Parent or the Company, each of Parent or the Company shall use its best efforts to assist the other Party to successfully implement and complete any alternative transaction structure, including, for greater certainty, a take-over bid or the continuance of the Company to another jurisdiction followed by an Arrangement or some other form of transaction, whereby Parent, Subco and/or its affiliates would effectively acquire all the Company Common Shares on economic terms and other terms and conditions having consequences to the Shareholders that are equivalent to or better than those contemplated by the Arrangement.  In the event that the transaction structure is modified, the relevant provisions of this Agreement shall be modified as necessary in order that they shall apply with full force and effect, mutatis mutandis, but with the adjustments necessary to reflect the revised transaction structure, and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modifications.

Section 2.12     Performance by Subco

Parent hereby guarantees, covenants and agrees to be jointly and severally liable with Subco for the due and punctual performance of each and every obligation of Subco arising under this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT AND SUBCO

Parent and Subco hereby jointly and severally represent and warrant to the Company as follows, and acknowledge that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement:

Section 3.1     Organization

(1)
Parent is a company incorporated and existing under the laws of Canada.  Subco is a company incorporated and existing under the laws of British Columbia.  Each of Parent and Subco has all necessary corporate power and authority to own its respective assets and conduct its respective businesses as now owned and conducted.  Parent and Subco are each duly qualified to carry on business and are in good standing in each jurisdiction in which the character of their respective properties or the nature of their respective activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect.

(2)
All of the outstanding securities of Parent and its Subsidiaries are duly authorized, validly issued, fully paid and non-assessable (and, where required, properly registered) and were issued in compliance with all applicable Laws.  All of the outstanding securities of Parent’s Subsidiaries are owned, directly or indirectly, by Parent or a Subsidiary of Parent.  Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Subsidiary of Parent, the outstanding securities of each Subsidiary of Parent which are owned by Parent (or by another Subsidiary of Parent) are owned free and clear of all Encumbrances and neither Parent nor any of its Subsidiaries is liable to any Subsidiary of Parent or to any creditor in respect thereof.

(3)
Parent has made available to the Company complete and correct copies of its Constating Documents as well as the Constating Documents of each of its subsidiaries, in each case as in effect on the date of this Agreement.

Section 3.2     Authority Relative to this Agreement

Each of Parent and Subco has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by Parent and Subco and the consummation of the Arrangement have been duly authorized by the appropriate governing body of Parent and the board of directors of Subco, as applicable, and no other corporate proceedings on the part of Parent and Subco are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered by each of Parent and Subco and constitutes a valid and binding obligation of each of Parent and Subco, enforceable by the Company against each of them in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

Section 3.3     No Conflict; Required Filings and Consent

The execution and delivery by Parent and Subco of this Agreement and the performance by each of them of their respective obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of:  (v) the Constating Documents of Parent and Subco; or (vi) the Laws or any agreement, document or instrument to which either Parent or Subco is subject or by which Parent and Subco is bound.

No consent, approval, order or authorization of, or declaration or filing with, or waiver of any right of, any Governmental Entity or other Person is required to be obtained or made by Parent  or Subco in connection with the execution and delivery of this Agreement or the consummation by Parent and Subco of the Arrangement and the transactions contemplated hereby other than (i) any approvals required pursuant to the Interim Order, and (ii) the Final Order, (iii) filings with the Registrar under the BCBCA and filings with and required by Securities Regulatory Authorities and stock exchanges (iv) such registrations and other actions required under federal, state, provincial, and territorial Securities Laws as are contemplated by this Agreement; (v) such consents and approvals as required under contracts disclosed in the Parent Disclosure Letter; and (vi) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not have, individually or in the aggregate, a Material Adverse Effect on Parent or Subco or prevent or materially delay the consummation of any of the transactions contemplated hereby or materially impair the ability of Parent or Subco to perform its obligations hereunder.

Section 3.4     Compliance with Laws, Licences

Parent and each of its Subsidiaries is in compliance in all material respects with all applicable Laws, each of Parent and its Subsidiaries has all material licenses, permits, concessions, orders, leases, authorizations or approvals of, and has made all required registrations with, any Governmental Entity that is required in connection with the ownership of their respective assets or the conduct of their respective operations as presently carried on or as contemplated to be carried on in the future and each of them has complied in all material respects with and is in compliance with all such licenses, permits, concessions, orders, leases, authorizations, approvals and registrations.  None of Parent or any of its Subsidiaries has received any written or, to the knowledge of Parent, oral notice of revocation or non-renewal of any such licenses, permits, concessions, orders, leases, authorizations, approvals or registrations, or of any intention of any Governmental Entity to revoke, refuse to renew or amend any of such licenses, permits, concessions, orders, leases, authorizations, approvals and registrations and, to the knowledge of Parent, all such licenses, permits, concessions, orders, leases, authorizations, approvals and registrations should continue to be effective in accordance with their terms in order for Parent and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted and as they are contemplated to be conducted in the future.  None of Parent or any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (v) its articles or by-laws, or (vi) any agreement, arrangement or understanding to which it or by which any of its properties or assets is bound or affected.  Except as set forth in the Parent Disclosure Letter, no person or entity other than Parent or its Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of the licenses, permits, concessions, orders, leases, authorizations, approvals or registrations referred to in this Section 3.4.

Section 3.5     Subsidiaries

The only Subsidiaries of Parent are Subco, Nevoro Platinum Limited, Nevoro Resource Inc. and Nevoro Nevada Inc. (formerly Goodsprings Development Corporation) and Parent does not own a direct or indirect interest of greater than 10% in any other entity.

Section 3.6     Capitalization and Listing

The authorized capital of Parent consists of an unlimited number of Parent Common Shares.  As at the date of this Agreement:  (vii) there are 75,163,584 Parent Common Shares validly issued and outstanding as fully paid and non-assessable shares in the capital Parent; (viii) there are outstanding Parent Options providing for the issuance of 10,340,000 Parent Common Shares upon the exercise thereof; and (ix) there are outstanding Parent Warrants providing for the issuance of 2,089,262 Parent Common Shares upon the exercise thereof.  Except for the Parent Options and Parent Warrants there are no options, warrants, conversion privileges, entitlements, calls or other rights, shareholder rights plans, agreements, arrangements, understandings, commitments, or obligations (pre-emptive, contingent or otherwise) of Parent or any of its Subsidiaries to issue or sell any shares or other securities of Parent or of any of its Subsidiaries.  There are no outstanding bonds, debentures or other evidences of indebtedness of Parent or any Subsidiary.  No Parent shareholder is entitled to any pre-emptive or other similar right granted by Parent or any of its Subsidiaries.

Section 3.7     Reports

Parent has filed (including, as applicable, on SEDAR) or furnished, as applicable, with the Securities Regulatory Authorities and all applicable self-regulatory authorities the Parent Public Documents.  The Parent Public Documents, at the time filed or furnished, (x) did not contain any misrepresentation and (xi) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Regulatory Authorities having jurisdiction over Parent.  As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Parent Public Documents filed or furnished with the OSC did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  Parent has not filed any confidential material change or other report or other document with any Securities Regulatory Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.  Except as disclosed in the Parent Public Documents, since December 31, 2007 there has not been a Material Adverse Change with respect to Parent.

Section 3.8     Shares

(1)
The Parent Common Shares constituting the Share Consideration to be issued pursuant to the transactions contemplated herein will, upon issue, be issued as fully paid and non-assessable shares and not subject to any Liens, or pre-emptive rights and will be listed and posted for trading on the TSX.

(2)
The Parent Common Shares to be issued in connection with the transactions contemplated herein will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained therein in respect of “control distributions”, will be freely tradeable within Canada by the holders thereof.

(3)
Subject to the truth and accuracy of the representation and warranty of the Company in Section 4.30, the Parent Common Shares to be issued with the transactions contemplated herein will not be subject to any statutory hold or restricted period under the 1933 Act or the rules promulgated thereunder, or under any blue sky or state securities laws, subject to restrictions on transfer applicable to “affiliates” (as defined under the 1933 Act) of Parent following the Closing.

Section 3.9     Listing Requirements

Parent and its Subsidiaries have complied and are in compliance, in all material respects, with any applicable listing and corporate governance rules and regulations of the TSX.  Parent is a reporting issuer in good standing under the Securities Act.

Section 3.10     No Cease Trade

Parent is not subject to any cease trade or other order of any applicable stock exchange or Securities Regulatory Authority and, to the knowledge of Parent, no investigation or other proceedings involving Parent which may operate to prevent or restrict trading of any securities of Parent are currently in progress or pending before any stock exchange or Securities Regulatory Authority.

Section 3.11     Litigation, Etc.

Except as disclosed in the Parent Public Documents or Parent Disclosure Letter, there are no actions, suits, inquiries, investigations or proceedings pending against  Parent or any of its subsidiaries, or, to the knowledge of Parent, threatened against  Parent or any of its subsidiaries before any Governmental Entity which, to the knowledge of Parent, would have a Material Adverse Effect or prevent or materially delay consummation of the transactions contemplated by this Agreement. Neither Parent nor any of its subsidiaries, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that has had or would have a Material Adverse Effect on Parent or its existing or, to its knowledge, that would prevent or materially delay consummation of the transactions contemplated by this Agreement.

Section 3.12     Financial Statements

The audited consolidated financial statements of Parent as at and for the 12 month periods ended on each of December 31, 2007 and December 31, 2006, including the notes thereto, the report by Parent’s auditors thereon and the related management’s discussion and analysis, including the notes thereto have been in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with Canadian GAAP applied on a basis consistent with prior periods and present fairly the consolidated financial position and results of operations of Parent and its Subsidiaries taken as a whole, as of the respective dates thereof and for the respective periods covered thereby (except as otherwise indicated in such financial statements or the notes thereto). There are no outstanding loans made by Parent or any of its Subsidiaries to any executive officer or director of Parent or any of its Subsidiaries.

Section 3.13     Undisclosed Liabilities

Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (i) liabilities and obligations that are disclosed on the consolidated balance sheet of the Parent as of December 31, 2007 (the “Parent Balance Sheet”), in the notes thereto, and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2007.  Without limiting the foregoing, the Parent Balance Sheet reflects reasonable reserves in accordance with Canadian GAAP for contingent liabilities relating to pending litigation and other contingent obligations of the Company and its Subsidiaries as at December 31, 2007.

Section 3.14     United States Tax Matters

To the knowledge of Parent and Subco, there are no facts or circumstances, and neither Parent nor Subco have a plan or intention to take or refrain from taking any action, that would reasonably be likely to prevent the transactions contemplated by this Agreement and the Plan of Arrangement from qualifying as a reorganization pursuant to Section 368 of the Code.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to each of Parent and Subco, and acknowledges that each of Parent and Subco is relying upon these representations and warranties in connection with the entering into of this Agreement and the completion of the Arrangement that:

Section 4.1     Organization and Qualification

Each of the Company and each of its Subsidiaries has been incorporated or formed under the laws of its jurisdiction of incorporation or formation, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted.  The Company Disclosure Letter sets forth the jurisdiction of incorporation or formation of the Company and each of its Subsidiaries.  Each of the Company and each of its Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not, individually or in the aggregate, have a Material Adverse Effect.  True and complete copies of the articles and by-laws (or their equivalent) of the Company and each of its Subsidiaries have been delivered to Parent and neither the Company nor any of its Subsidiaries has taken any action to amend such documents.

All of the outstanding securities of the Company and its Subsidiaries are duly authorized, validly issued, fully paid and non-assessable (and, where required, properly registered).  Except as disclosed in the Company Disclosure Letter, all of the outstanding securities of the Company’s Subsidiaries are owned, directly or indirectly, by the Company or a Subsidiary of the Company.  Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Subsidiary of the Company, the outstanding securities of each Subsidiary of the Company which are owned by the Company (or by another Subsidiary of the Company) are owned free and clear of all Encumbrances and neither the Company nor any of its Subsidiaries is liable to any Subsidiary of the Company or to any creditor in respect thereof.

Section 4.2     Authority Relative to this Agreement

The Company has the requisite corporate power and authority to enter into this Agreement and all other agreements and instruments to be executed by the Company as contemplated by this Agreement and to perform its obligations hereunder and under such other agreements and instruments.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement (other than the approval of the Shareholders and the Court as provided in this Agreement).  This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable by Parent and Subco against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

Section 4.3     No Conflict or Breach; Required Filings and Consent

Except as set forth in the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement do not and will not:  (xii) violate, conflict with or result in a breach of any provision of: (A) the Constating Documents of the Company or any of its Subsidiaries; (B) any agreement, joint venture arrangement, contract, indenture, deed of trust, mortgage, bond, instrument, license or permit to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or of which the Company or any of its Subsidiaries is the beneficiary; or (C) any Law to which the Company or any of its Subsidiaries is subject or by which the Company or any of its Subsidiaries is bound; (xiii) give rise to any right of termination, or the acceleration, prepayment, novation, the triggering of any “make-whole payment” or cancellation of any indebtedness, or the reduction, diminishment or extinguishment of any right, benefit or entitlement, under any agreement, joint venture arrangement, contract, indenture, deed of trust, mortgage, bond, instrument, license or permit of the Company or any of its Subsidiaries; (xiv) result in the imposition of any Encumbrance upon any of the property or assets of the Company or any of its Subsidiaries, or restrict, hinder, impair or limit the ability of the Company or any of its Subsidiaries to conduct its respective business as and where it is now being conducted or as it is contemplated to be conducted in the future; (xv) give rise to any rights of first refusal, or trigger any change in control or influence provisions or any restriction or limitation, or trigger or increase any obligation or liability under any such agreement, joint venture arrangement, contract, indenture, deed of trust, mortgage, bond, instrument, license or permit, otherwise have an adverse financial impact on the Company or any of its Subsidiaries, or result in the imposition of any Encumbrance upon any of the Company’s assets or the assets of any of its Subsidiaries; or (xvi) except as disclosed in the Company Disclosure Letter, result in any payment (including termination, severance, unemployment compensation, change of control, “golden parachute”, bonus or other payments) becoming due to any employee, director or officer of the Company or any Subsidiary of the Company or increase any benefits otherwise payable under any benefit plan or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or authorization of, or declaration or filing with, or waiver of any right of, any Governmental Entity or other Person is required to be obtained or made by the Company or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation by the Company of the Arrangement and the transactions contemplated hereby other than (i) any approvals required pursuant to the Interim Order, and (ii) the Final Order, (iii) filings with the Registrar under the BCBCA and filings with and required by Securities Regulatory Authorities and stock exchanges (iv) the approval of the Arrangement by the Shareholders; (v) such registrations and other actions required under federal, state, provincial, and territorial Securities Laws as are contemplated by this Agreement; (vi) such consents and approvals as required under the Basal Zone Lease Agreement, the Mountain View Lease Agreement contracts disclosed in the Company Disclosure Letter; and (vii) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not have, individually or in the aggregate, a Material Adverse Effect on the Company or prevent or materially delay the consummation of any of the transactions contemplated hereby or materially impair the ability of the Company to perform its obligations hereunder.

Section 4.4     Subsidiaries

The only Subsidiaries of the Company are Crystal Coding Limited and Aurora Metals USA, Inc. and the Company does not own a direct or indirect interest of greater than 10% in any other entity.

Section 4.5     Compliance with Laws, Licenses

(1)
To the knowledge of the Company, except as set forth in the Company Disclosure Letter, the Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws, each of the Company and its Subsidiaries has all material licenses, permits, concessions, orders, leases, authorizations or approvals of, and has made all required registrations with, any Governmental Entity that is required in connection with the ownership of their respective assets or the conduct of their respective operations as presently carried on or as contemplated to be carried on in the future and each of them has complied in all material respects with and is in compliance with all such licenses, permits, concessions, orders, leases, authorizations, approvals and registrations.

(2)
To the knowledge of the Company, none of the Company or any of its Subsidiaries has received any written or, to the knowledge of the Company, oral notice of revocation or non-renewal of any such licenses, permits, concessions, orders, leases, authorizations, approvals or registrations, or of any intention of any Governmental Entity to revoke, refuse to renew or amend any of such licenses, permits, concessions, orders, leases, authorizations, approvals and registrations and, to the knowledge of the Company, all such licenses, permits, concessions, orders, leases, authorizations, approvals and registrations should continue to be effective in accordance with their terms in order for the Company and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted and as they are contemplated to be conducted in the future.

(3)
Except as set forth in the Company Disclosure Letter, none of the Company or any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (i) its articles or by-laws, or (ii) to its knowledge, any agreement, arrangement or understanding to which it or by which any of its properties or assets is bound or affected.

(4)
Except as set forth in the Company Disclosure Letter, no person or entity other than the Company or its Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of the licenses, permits, concessions, orders, leases, authorizations, approvals or registrations referred to in this Section 4.5.

Section 4.6     Capitalization and Listing

(1)
The authorized capital of the Company consists of $500,000 divided into 50,000,000 Company Common Shares with a par value of $0.01 each.  As at the date of this Agreement there are 19,981,476 Company Common Shares validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company.  Except as disclosed in the Company Disclosure Letter, there are no options, warrants, conversion privileges, entitlements, calls or other rights, shareholder rights plans, agreements, arrangements, understandings, commitments, or obligations (pre-emptive, contingent or otherwise) of the Company or any of its Subsidiaries to issue or sell any shares or other securities of the Company or of any of its Subsidiaries.  Except as set forth in the Company Disclosure Letter, there are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any Subsidiary.  No Shareholder is entitled to any pre-emptive or other similar right granted by the Company or any of its Subsidiaries.

(2)
There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Common Shares or any securities of any of its Subsidiaries.  No Subsidiary of the Company owns any Company Common Shares.

Section 4.7     Shareholder and Similar Agreements

Except as disclosed in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is party to any shareholder, pooling, voting trust or other agreement relating to the issued and outstanding shares or other securities of the Company or any of its Subsidiaries.

Section 4.8     Reports

(1)	The Company is subject to the filing obligations imposed by Section 13 of the 1934 Act. The Company Common Shares are quoted for trading on the OTCBB.

(2)
To the knowledge of the Company, except as disclosed in the Company Disclosure Letter, the Company has filed (including, as applicable, on EDGAR) or furnished, as applicable, with the Securities Regulatory Authorities and all applicable self-regulatory authorities the Company Public Documents.  The Company Public Documents, to the knowledge of the Company, at the time filed or furnished, (i) did not contain any misrepresentation and (ii)  complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Regulatory Authorities having jurisdiction over the Company.  As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Company Public Documents filed or furnished with the SEC did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  The Company has not filed any confidential material change or other report or other document with any Securities Regulatory Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

Section 4.9     Foreign Private Issuer

As of the date hereof, the Company is a “foreign private issuer” as such term is defined in Rule 405 under the 1933 Act.

Section 4.10     Investment Company Status

The Company is not required to be registered as an “investment company”, as such term is defined under the 1940 Act.

Section 4.11     No Cease Trade

The Company is not subject to any cease trade or other order of any applicable stock exchange or Securities Regulatory Authority and, to the knowledge of the Company, no investigation or other proceedings involving the Company which may operate to prevent or restrict trading of any securities of the Company are currently in progress or pending before any stock exchange or Securities Regulatory Authority.

Section 4.12     Financial Statements

(1)
To the knowledge of the Company, the audited consolidated financial statements of the Company as at and for the 12 month periods ended on each of December 31, 2006 and December 31, 2005, including the notes thereto and the unaudited consolidated the report by the Company’s auditors thereon and the related management’s discussion and analysis and the Company’s unaudited financial statements as at and for the 12 months ended December 31, 2007, including the notes thereto have been, and in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with U.S. GAAP applied on a basis consistent with prior periods and present fairly the consolidated financial position and results of operations of the Company and its Subsidiaries taken as a whole, as of the respective dates thereof and for the respective periods covered thereby (except as otherwise indicated in such financial statements or the notes thereto). There are no outstanding loans made by the Company or any of its Subsidiaries to any executive officer or director of the Company or any of its Subsidiaries.

(2)
The management of each of the Company and each of its Subsidiaries has implemented and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company and its Subsidiaries, is made known to the management of the Company by others within those entities and reported within the time periods prescribed by Law, which disclosure controls and procedures are, given the size of the Company and the nature of its business, effective in alerting on a timely basis the Company’s Chief Executive Officer and its Chief Financial Officer to material information required to be included in the Company Public Documents.  The Company and its Subsidiaries maintain internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes policies and procedures that: (iii) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (iv) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and directors of the Company and the Subsidiaries; and (v) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on its financial statements.  Except as set forth in the Company Disclosure Letter, to the knowledge of the Company, prior to the date of this Agreement there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of the Company and its Subsidiaries that are reasonably likely to adversely affect the Company’s or its Subsidiaries’ ability to record, process, summarize and report financial information.

(3)
To the knowledge of the Company, except as disclosed in the Company Disclosure Letter, since January 1, 2006:  (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii)  no legal counsel representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company or to the board of directors of any of its Subsidiaries or any committees thereof or to any director or officer of any Subsidiary.

(4)
To the knowledge of the Company, the Company has provided adequate accruals in accordance with U.S. GAAP in its audited consolidated financial statements for the period ending December 31, 2006 and its unaudited consolidated financial statements for the period ending December 31, 2007 for any unpaid liability of the Company and each of its Subsidiaries in respect of Taxes for the period covered by such financial statements, whether or not such liability is shown as being due on any Tax Return.

Section 4.13     Undisclosed Liabilities

Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for:  (i) liabilities and obligations that are disclosed on the consolidated balance sheet of the Company as of December 31, 2007 (the “Company Balance Sheet”), in the notes thereto, and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2007.  Without limiting the foregoing, the Company Balance Sheet reflects reasonable reserves in accordance with U.S. GAAP for contingent liabilities relating to pending litigation and other contingent obligations of the Company and its Subsidiaries as at December 31, 2007.

Section 4.14     Title to Properties

Except as set out in the Company Disclosure Letter, to the knowledge of the Company, each of the Company and its Subsidiaries has sufficient title (whether in fee simple or equivalent or by means of an exploration, retention, reconnaissance, development or mining permit, right, concession, lease or license or similar (collectively, the “Company Mining Rights”)), free and clear of any title defect, royalty or Encumbrance, to permit it to explore, develop, extract and process ore from its mineral projects.  Except as set out in the Company Disclosure Letter, there are no conflicting mining claims that, to the knowledge of the Company, could constitute a material defect in the Company’s or its Subsidiaries’ title to any of the Company Mining Rights.  Except as set out in the Company Disclosure Letter, there are no pending or, to the Company’s knowledge, threatened, suits, claims, actions, proceedings or investigations of any nature affecting the Company, its Subsidiaries or the Company Mining Rights.  Except as set out in the Company Disclosure Letter, to the Company’s knowledge, there are no material restrictions on the use, transfer or ability to otherwise exploit any such Company Mining Rights, except as required by applicable Laws or the terms of the Company Mining Rights.  Neither the Company nor any Subsidiary has received notice from any Governmental Entity of any proposal or intention to withdraw, revoke, amend or terminate any of the Company Mining Rights or has any reason to believe that any such withdrawal, revocation, amendment or termination is pending or threatened or will occur in the future and all material obligations in respect of the Company Mining Rights have been complied with at all times and except as set forth in the Company Disclosure Letter, no action, claim, demand, dispute or liability in respect of the same is outstanding or, to the knowledge of the Company, threatened.

Section 4.15     Property

Except for the real property and leasehold interests set forth in the Company Disclosure Letter, the Company and its Subsidiaries do not have, directly or indirectly, any legal or beneficial interest in any real property or leasehold interests or in the right to use, occupy or acquire any real property or leasehold interests.  Except as set forth in the Company Disclosure Letter, the Company has such rights by lease, licence, other agreement or otherwise to use, all of its properties and assets (real and personal, immovable and movable, tangible and intangible, including leasehold interests) sufficient to carry on its business as currently conducted, except where the failure to have such title or rights would not have a Material Adverse Effect on the Company.

Section 4.16     Employment Matters

Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is party to any employment, consulting or retention agreements currently in effect.

Section 4.17     Absence of Certain Changes or Events

Except as disclosed in the Company Disclosure Letter, since January 1, 2007: (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice; (ii) neither the Company nor any Subsidiary has incurred or suffered a Material Adverse Change; (iii) there has not been any acquisition or sale by the Company or any Subsidiary of any material property or assets thereof; (iv) neither the Company nor any Subsidiary has entered into or adopted any, or materially amended any, benefit plan; (v) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to, individually or in the aggregate, have a Material Adverse Effect has been incurred; (vi)  there has not been any event, circumstance or occurrence which is reasonably likely to give rise to a Material Adverse Effect; (vii) there has not been any change in the accounting practices used by the Company or its Subsidiaries, other than generally applicable changes in Laws or in U.S. GAAP; (viii) except as disclosed in the Company Disclosure Letter and except for ordinary course increases consistent with past practice, there has not been any increase in the salary, bonus, or other remuneration payable to any employees, officers, directors, contractors or consultants of any of the Company or its Subsidiaries; (ix) there has not been any redemption, repurchase or other acquisition of securities of the Company or its Subsidiaries, by the Company or its Subsidiaries, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Company Common Shares or any securities of the Subsidiaries except for ordinary course dividends or distributions consistent with past practice; (x) the Company and its Subsidiaries have not entered into or amended any material contract; (xi) there has not been any satisfaction or settlement or any claims or liabilities that were not reflected in the Company’s financial statements, other than the settlement of liabilities incurred in the ordinary course of business consistent with past practice none of which settlement of liabilities were material; and (xii) neither the Company nor any of its Subsidiaries have invested in any third party (non-bank sponsored) backed commercial paper including, without limitation, liquidity backed notes, extendible notes or medium term notes issued by any such issuer.

Section 4.18     Litigation, Etc.

Except as set forth in the Company Disclosure Letter, there is no claim, action, grievance, complaint, proceeding or investigation existing, pending or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries or the business of the Company or any of its Subsidiaries, or the directors, officers or employees thereof, or affecting any of their properties, permits, orders, licences, or assets, before or by any Governmental Entity, nor, to the  knowledge of the Company, are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation.  Neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree.

Section 4.19     Taxes

(1)
Except as set out in the Company Disclosure Letter, the Company and each of its Subsidiaries has duly filed, or has caused to be filed, within the times and in the manner prescribed under the applicable Law all federal, provincial, territorial, local and foreign Tax Returns required to be filed by it and those Tax Returns were true, complete and correct in all material respects and reflect accurately all liabilities for Taxes for the period(s) covered thereby and that no material fact has been omitted therefrom.  The Company and each of its Subsidiaries has paid, collected, withheld and remitted, or caused to be paid, collected, withheld and remitted to the appropriate Governmental Entity, all Taxes that are due and payable, collectible or remittable by it including any such amounts payable, collectible or remittable by it in connection with amounts paid or credited to any present or former employee, on or before the date of this Agreement.  Except as set out in the Company Disclosure Letter, no extension of time in which to file any Tax Returns is in effect.  Since December 31, 2007, neither the Company, nor any of its Subsidiaries has incurred any liability in respect of Taxes, other than in the ordinary course of its business none of which liabilities in respect of Taxes are material.  No Encumbrance for Taxes has been filed or exists other than for Taxes not yet due and payable.

(2)
Except as set out in the Company Disclosure Letter:  (xiii) there are no claims or reassessments of Taxes in respect of the Company or any Subsidiary that have been issued and are outstanding and there are no outstanding issues which have been raised and communicated to the Company or any Subsidiary by any Governmental Entity in any jurisdiction, whether or not the Company or any of its Subsidiaries files Tax Returns in such jurisdiction; (xiv) no Governmental Entity has challenged, disputed or questioned the Company or any Subsidiary in respect of Taxes or Tax Returns; (xv) none of the Company or any Subsidiary is negotiating any draft assessment or reassessment with any Governmental Entity; (xvi) to the knowledge of the Company, there are no contingent liabilities for Taxes of the Company or any Subsidiary, other than as disclosed in the audited consolidated financial statements of the Company for the period ending December 31, 2006 and unaudited consolidated financial statements of the Company for the period ending December 31, 2007; (xvii) none of the Company or any Subsidiary has received any indication from any Governmental Entity that an assessment or reassessment of the Company or any Subsidiary is proposed in respect of any Taxes, regardless of its merits, and (xviii) none of the Company or any Subsidiary has executed or filed with any Governmental Entity any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes.

(3)	Neither the Company, nor any of its Subsidiaries is subject to, party to or a member of any partnership or other arrangement or contract that is treated as a partnership for income tax purposes.

(4)
To the extent that the Company or any of its Subsidiaries was resident in Canada at any time for the purposes of the Tax Act, for all material transactions between (i) the Company or any of its Subsidiaries and (ii) any non-resident Person with whom any of them was not dealing at arm’s length during a taxation year commencing after 1998 and ending on or before the Effective Date, the Company or any of its Subsidiaries, as the case may be, has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(5)
The Company has delivered to Parent correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by the Company and its Subsidiaries since December 31, 2003.

(6)
Other than as set out in the Company Disclosure Letter, since July 20, 2007, the Company has not owned any property that is taxable Canadian property, property that is described in the inventory of a business carried on by the Company in Canada, or eligible capital property in respect of a business carried on by the Company, as each of those terms is defined in the Tax Act.

(7)
To the Company’s knowledge, there are no facts or circumstances, and the Company does not have a plan or intention to take or refrain from taking any action, that would be reasonably likely to prevent the transactions contemplated by this Agreement and the Plan of Arrangement from qualifying as a reorganization pursuant to Section 368 of the Code.

Section 4.20     Books and Records

The corporate records and minute books of the Company and its Subsidiaries have, since the Company’s incorporation in the British Virgin Islands by Articles of Incorporation under the International Business Companies Act on June 17, 1997 with company number 236090 and re-registration under the BVI Business Companies Act (2004) on January 1, 2007 with company number 236090, and since the date of incorporation/formation in the case of each Subsidiary, been maintained in accordance with all applicable Laws in all material respects and the minute books of the Company and each of its Subsidiaries are complete and accurate in all material respects. Financial books and records and accounts of the Company and each of its Subsidiaries in all material respects:  (xix) have been maintained in accordance with good business practices on a basis consistent with prior years; (xx) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of assets of the Company and its Subsidiaries; and (xxi) accurately and fairly reflect the basis for the Company’s consolidated financial statements.

Section 4.21     Insurance

Neither the Company nor its Subsidiaries maintain any insurance policies in respect of their properties, assets or operations.

Section 4.22     Non-Arm’s Length Transactions

No current or former director, officer or employee (a “Company Interested Person”) is indebted to the Company or any Subsidiary, nor is the Company or any Subsidiary indebted to any Company Interested Person, except such indebtedness as is expressly disclosed in the Company Disclosure Letter and except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business.  Except for employment agreements, agreements with non-executive directors regarding their services as directors of the Company or any Subsidiary (that do not impose any material payment obligations on the Company or any Subsidiary) and other than as disclosed in the Company Disclosure Letter, neither the Company nor any Subsidiary is a party to any written or oral agreement, arrangement, understanding or commitment with any Company Interested Person. Except as is disclosed in the Company Disclosure Letter, no Company Interested Person:  (xxii) owns, directly or indirectly, in whole or in part, any property that the Company or any Subsidiary uses in the operation of the business; or (xxiii) has any cause of action or other claim whatsoever against, or is owed any amount by the Company or any Subsidiary in connection with the business, except for any liabilities reflected in the consolidated financial statements of the Company for the period ended December 31, 2007 and claims in the ordinary course of business such as for accrued expense reimbursements, vacation pay and benefits under any benefit plans.

Section 4.23     Environmental

(1)
Except as to the matters described in the Company Disclosure Letter, there has been no Environmental Condition, and in respect of the Company and each Subsidiary of the Company, there exists no Environmental Condition, which, individually or in the aggregate, has a Material Adverse Effect.  Neither the Company, nor any of its Subsidiaries has received a notice, directive, advisory or other communication from any Governmental Entity of any Environmental Condition that could, individually or in the aggregate, have a Material Adverse Effect.

(2)
Except as to matters described in the Company Disclosure Letter, the Company and each Subsidiary of the Company has all Environmental Approvals required pursuant to Environmental Laws in respect of the current operations of the Company and each such Subsidiary of the Company and is in compliance with such Environmental Approvals except where any non-compliance could not, individually or in the aggregate, have a Material Adverse Effect.

(3)
The Company Disclosure Letter lists all reports and documents which are in the possession or under the control of the Company and which relate to the environmental matters affecting the Company, the Company Mining Rights or the real property and leasehold interests set forth in the Company Disclosure Letter pursuant to Section 4.16 hereof.  Copies of all such reports and documents have been provided to Parent or Subco.  To the knowledge of the Company, there are no other such reports or documents which have not been made available to Parent or Subco, whether by reasons of confidentiality restrictions or otherwise.

Section 4.24     Restrictions on Business Activities

Except as set forth in the Company’s Constating Documents or in the Company Disclosure Letter there is no agreement, judgement, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any current business activity of the Company, any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries (in any locality or otherwise) or the conduct of business by the Company or any of its Subsidiaries as currently conducted or as currently contemplated to be conducted.

Section 4.25     Material Agreements

To the knowledge of the Company, except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is in material breach or default under any material agreement or is aware of any condition that with the passage of time or the giving of notice or both would result in such a material breach or default.  To the knowledge of the Company, except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries knows of, or has received written notice of, any material breach or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any material agreement by any other party thereto.  Prior to the date of this Agreement, the Company has made available to Parent or its representatives true and complete copies of all material agreements relating to the Company or any of its Subsidiaries.

Section 4.26     No Prohibited Payments.

Neither the Company, nor any Subsidiary, nor to the knowledge of the Company any officer, director, employee, shareholder, agent or other Person acting on behalf of any of the Company or any of its Subsidiaries, (xxiv) has made any Prohibited Payments, (xxv) has made any payments or provided services that, even though not Prohibited Payments, were not legal to make or provide or that were not legal for the Persons receiving them to receive, (xxvi) has received any payments, services or gratuities that were not legal to receive or that were not legal for the Person making them to provide, (xxvii) has engaged in any transactions or made or received payments that were not properly recorded on the accounting books and records or properly disclosed on its financial statements, or (xxviii) has maintained any off-book bank or cash account or “slush funds”.

Section 4.27     No Option on Assets

To the knowledge of the Company, other than the agreements and options disclosed in the Company Disclosure Letter, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Company or any of its Subsidiaries of any of the material assets of the Company or any of its Subsidiaries.

Section 4.28     Full Disclosure

The Company has made available to Parent all material information concerning the Company and each of its Subsidiaries through Company Public Documents filed on EDGAR, or otherwise by delivery of such material information to Parent, including financial, operational and other information and documentation and all such information as made available to Parent was true and correct at the date of filing or delivery to Parent in all material respects and no material fact or facts were omitted therefrom which would make such information misleading and neither the Company, nor any of its Subsidiaries have approved or entered into a binding agreement in respect of, or have any knowledge of, the purchase of any material property or assets or any interest therein or the sale or transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or its Subsidiaries, whether by asset sale, transfer of shares or otherwise.

Section 4.29     Fees

The Company Disclosure Letter sets out all financial advisory and other fee arrangements of the Company or any of its Subsidiaries (including details of the maximum amount of advisory fees, success fees, brokerage commissions, finder’s fees or other like payments payable by the Company or any of its Subsidiaries) in connection with the Arrangement.

Section 4.30     Shell Company

The Company is not a “shell company” as such term is defined under Rule 405 of the 1933 Act.

ARTICLE 5
COVENANTS

Section 5.1     Conduct of Business by the Company

The Company covenants and agrees that, prior to the earlier of:  (xxix) the Effective Date; and (xxx) the date on which this Agreement has been terminated pursuant to Article 7 (xxxi) , unless Parent and Subco shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)
the Company shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses in the ordinary course of business consistent with past practice except as may be required in order to comply with the terms of this Agreement;

(b)
without limiting the generality of subsection (a) above, and except as otherwise expressly permitted or required by this Agreement, the Company shall not, directly or indirectly, and shall cause each of its Subsidiaries not to:

(i)
issue, sell, award, pledge, dispose of, encumber or agree to issue, sell, award, pledge, dispose of or encumber any Company Common Shares, or other securities of the Company or any shares or other securities of its Subsidiaries, or any calls, conversion privileges or rights of any kind to acquire any Company Common Shares or other securities of the Company or any shares or other securities of its Subsidiaries;

(ii)
sell, pledge, lease, assign, dispose of, encumber or agree to sell, pledge, lease, assign, dispose of or encumber any material property or assets of the Company or any of its Subsidiaries or any interest in any material property or asset of the Company or any of its Subsidiaries;

(iii)	except as set out in subsection (c) of this Section 5.1, amend or propose to amend the memorandum and articles of association or other Constating Documents of the Company or any of its Subsidiaries;

(iv)	amend or file any Tax Returns, except as required by Law;

(v)	split, consolidate, combine or reclassify any outstanding shares or other securities of the Company or any Subsidiary or undertake any other capital reorganization;

(vi)	redeem, purchase or offer to purchase any Company Common Shares or other securities of the Company or any shares or other securities of any of its Subsidiaries;

(vii)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any securities of the Company or any Subsidiary;

(viii)	reorganize, amalgamate or merge the Company or any of its Subsidiaries with any other Person;

(ix)	reduce the stated capital of the shares of the Company or of the securities of any of its Subsidiaries;

(x)
acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of any property or assets of any other Person or enter into any new joint venture, partnership or other such arrangement;

(xi)	enter into, directly or indirectly, an investment in or acquisition of, whether individually or with any other Person, any asset or an interest in any asset;

(xii)
Except as set forth in the Company Disclosure Letter incur, authorize, agree or otherwise commit to incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for (xxxii) the borrowing of working capital in the ordinary course of business consistent with past practice which borrowings will not, individually or in the aggregate, be material, or guarantee, endorse or otherwise (as an accommodation) become responsible for, the obligations of any other Person or make any loans or advances or (xxxiii) borrowings from Parent;

(xiii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(xiv)
except as set forth in the Company’s Disclosure Letter, pay, discharge, satisfy or settle any claims, liabilities or obligations other than (xxxiv) the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Company’s financial statements or incurred in the ordinary course of business consistent with past practice and which are not material and (xxxv)  any claims, liabilities or obligations incurred by the Company in connection with the preparation, negotiation, and consummation of this Agreement and the transactions contemplated hereby;

(xv)
waive, release, authorize, amend, recommend or propose any release or relinquishment of any material contractual right, any license, lease, contract or other document or any other legal rights or claims;

(xvi)	enter into any interest rate, currency swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(xvii)
except as required by U.S. GAAP, or any other generally accepted accounting principles to which any Subsidiary may be subject or any applicable Laws, make any changes to the existing accounting practices of the Company or any Subsidiary or make any election in respect of Taxes inconsistent with past practice;

(xviii)	waive, release, grant or transfer any rights of value, including Company Mining Rights, or modify or change any existing licence, lease, contract or other document;

(xix)
except as otherwise provided herein, exercise any material rights arising under any contract, agreement, lease, license, arrangement or other document or refrain from exercising such rights without, in either case, the prior written approval of Parent;

(xx)	abandon or fail to pursue any application for any material licence, permit, order, authorization, consent, approval or registration;

(xxi)	terminate the employment of any senior management employee, except if such termination is for just cause;

(xxii)	implement a shareholder rights plan; or

(xxiii)	announce an intention, enter into any formal or informal agreement, or otherwise agree or commit to do any of the foregoing;

(c)	Notwithstanding any other provision of this Section 5.1, the Company shall, prior to the Meeting, continue to the jurisdiction of British Columbia;

(d)	the Company shall not, and shall cause each of its Subsidiaries not to:

(i)
increase the remuneration or benefits payable or to become payable to its directors or officers (whether from the Company or any of its Subsidiaries); or enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer of the Company or any of its Subsidiaries or members of any of their respective board of directors; other than pursuant to agreements already entered into as disclosed in the Company Disclosure Letter; or

(ii)
except with respect to the consummation of the transactions contemplated hereby, hire any managerial employee, independent contractor or consultant of the Company or any of its Subsidiaries without the prior written consent of Parent (not to be unreasonably withheld or delayed);

(e)
the Company shall not, and shall cause each of its Subsidiaries not to establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any plan for the benefit or welfare of any directors, officers, current or former employees of the Company or any of its Subsidiaries;

(f)
the Company shall and shall cause its Subsidiaries to ensure their current material insurance (or re-insurance) policies are not cancelled or terminated or any of the coverage thereunder is permitted to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g)	the Company shall and shall cause its Subsidiaries to:

(i)
use commercially reasonable efforts to preserve their respective business organizations and goodwill, to keep available the services of its and their officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them;

(ii)
not take any action or enter into any transaction which would, or which reasonably may be expected to (A) render any representation or warranty made by the Company in this Agreement inaccurate, (B) result in a breach of any of the Company’s covenants or obligations under this Agreement, (C) cause any condition in Section 6.1 or Section 6.2 to become incapable of satisfaction, or (D) materially delay the successful completion of the transactions contemplated by this Agreement or render the transactions contemplated by this Agreement incapable of completion;

(iii)
promptly notify Parent orally and in writing of the occurrence of any Material Adverse Change or Material Adverse Effect or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change in respect of, or to have a Material Adverse Effect on, the Company Mining Rights or the Company, in the normal course of its or any of its Subsidiaries’ businesses or in the operation of its or any of its Subsidiaries’ properties and of any governmental or material third party complaints, investigations or hearings (or communications indicating that the same are being contemplated) or any material developments in relation to any of the foregoing, and the Company shall consult with Parent in respect of any matters relating to the foregoing;

(iv)
not enter into any agreement, contract, lease, license or other binding obligation of the Company or any of its Subsidiaries: (E) containing (1) any material limitation or restriction on the ability of the Company or any of its Subsidiaries to engage in any type of activity or business (including following the transactions contemplated hereby) or (2) any material limitation or restriction on the manner in which, or the localities in which, all or any material portion of the business of the Company or any of its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any material portion of the business of Parent or any of its Subsidiaries, is or would be conducted, (F) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement, or (G) that involves or would reasonably be expected to involve payments outside the ordinary course of business;

(v)
except as disclosed in the Company Disclosure Letter, not incur or commit to incur any capital expenditures or enter into any agreement obligating the Company or any of its Subsidiaries to provide for future capital expenditures outside the ordinary course of business and which are not material; and

(vi)	not pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding;

(h)	the Company shall and shall cause each of its Subsidiaries to:

(i)
use commercially reasonable efforts to duly and timely file all Tax Returns required to be filed by it on or after the date of this Agreement and all such Tax Returns will be true, complete and correct in all material respects and no material fact shall be omitted therefrom;

(ii)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable, including any instalments in respect of Taxes;

(iii)	not make or rescind any express or deemed election relating to Taxes;

(iv)
except as disclosed in the Company Disclosure Letter, not make a request for or pursue the obtaining of any Tax ruling or enter into any material agreement with any taxing authorities or consent to any agreement, extension or waiver extending the period for assessment, reassessment or collection of any Taxes;

(v)	not settle or compromise any assessment, reassessment, claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)
not change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2006, except as may required by applicable Laws;

(i)
the Company shall not and shall cause its Subsidiaries not to authorize or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other paragraphs of this Section 5.1;

(j)
the Company shall use its reasonable commercial efforts to maintain the listing of the Company Common Shares on the OTCBB until the Effective Date and shall cooperate with Parent and use reasonable commercial efforts to take, or cause to be taken, all actions and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the OTCBB to enable the delisting by the Company of the Company Common Shares from the OTCBB and the deregistration of the Company Common Shares under the 1934 Act as promptly as practicable after the Effective Date;

(k)
the Company shall execute and deliver, or cause to be executed and delivered, at the closing of the Arrangement and the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be reasonably requested by Parent;

(l)	the Company shall use its commercially reasonable efforts to complete the transactions contemplated hereby by the Outside Date;

(m)
the Company shall, in all material respects, conduct itself so as to keep Parent fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business and the businesses of each of its Subsidiaries; and

(n)
the Board of Directors of the Company shall recommend to the Shareholders the approval of the Arrangement, shall not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Parent such recommendation or the obtaining of Shareholders approval that is inconsistent with such recommendation, and shall promptly publicly reconfirm such recommendation upon the reasonable request from time to time of Parent, except as expressly permitted by Article 8.

Section 5.2     Filings and Authorizations

(1)
Subject to Section 5.10(3), each of Parent and Subco and the Company, as promptly as practicable after the execution and delivery of this Agreement, will:  (xxxvi) make, or cause to be made, all such filings and submissions under all Laws applicable to it, as may be required or desirable for Parent and Subco and the Company to consummate the Arrangement, and (xxxvii) use all commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfil its obligations under this Agreement including fulfilling as soon as is practicable any reasonable requests for additional information from any Governmental Entity.  Subject to any applicable Laws, the Parties will coordinate and cooperate with one another in exchanging such information and supplying such assistance as may be reasonably requested by each in connection with the foregoing including providing each other with copies of all notices and information supplied or filed with any Governmental Entity (except for notices and information which Parent and Subco or the Company, in each case acting reasonably, considers confidential and sensitive which may be exchanged on a “counsel only” basis and filed on a confidential basis), and all notices and correspondence received from any Governmental Entity.

(2)
Each of Parent and the Company shall furnish to the other, on a timely basis, all information as may be reasonably required to effectuate the foregoing actions, and each covenants that no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the Arrangement will contain any Misrepresentation.

(3)
In the event that Parent files a registration statement with the SEC pursuant to Section 5.10(3) hereof, then the Company shall use its commercially reasonable efforts to take all necessary action to permit Parent to file such registration statement, including providing audited annual financial statements and unaudited interim financial statements, company and shareholder information and any other required material, in each case as Parent may reasonably request, in order to comply with applicable Securities Laws and rules of the SEC.  The Company shall use its commercially reasonable efforts to cause its independent auditor to deliver to Parent for inclusion in the registration statement an audit opinion covering any audited financial statements of the Company that are to be included in the registration statements by Regulation S-X or other applicable Securities Laws or rules of the SEC.  The Company shall further use its commercially reasonable efforts to cause its independent auditor and any other of its advisors providing any expert information for inclusion in the registration statement to furnish Parent a consent permitting such inclusion and the identification in the registration statement of such advisor.  For the purposes of this paragraph “expert information” is such material as is described in Section 11(a)(4) of the 1933 Act.

Section 5.3     Transitional Matters

The Company acknowledges that it is Parent’s intent to assume control of the Board of Directors and operations of the Company on and after the Effective Date.  The existing directors and senior officers of the Company identified by Parent shall tender letters of resignation on the Effective Date.

Section 5.4     United States Tax Matters

The parties intend to adopt this Agreement and the Plan of Arrangement as a plan of reorganization for purposes of the Code and applicable regulations thereunder and to treat the transactions contemplated by this Agreement and the Plan of Arrangement as a reorganization in accordance with the provisions of Section 368(a)(2)(E) of the Code for United States Federal income tax purposes.  Except as provided in this Agreement, none of the parties will take any action that would cause the reorganization not to qualify as a reorganization in accordance with Section 368(a)(2)(E) of the Code.  Notwithstanding the foregoing,  none of Parent, Subco or the Company makes any representation or warranty to any other party or to any Shareholder, holder of Parent Common Shares or other holder of Company securities or Parent securities (including, without limitation, stock options, warrants or other similar rights) regarding the United States tax treatment of such transactions, including but not limited to whether such transactions will qualify as a tax deferred plan of reorganization for purposes of United States federal, state or local income tax.  The Company, Parent and Subco acknowledge that Parent, the Company, Subco and the Shareholders are relying solely on their own tax advisors in connection with this Agreement and the Plan of Arrangement and related transactions and agreements.

Section 5.5     Additional Agreements

The Company shall perform, and shall cause each of its Subsidiaries to perform all obligations required or desirable to be performed by the Company or any of its Subsidiaries under this Agreement, co-operate with Parent and Subco in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and without limiting the generality of the foregoing, the Company shall, and where appropriate, shall cause each of its Subsidiaries to:

(a)	except as expressly contemplated or permitted by this Agreement and applicable Laws use all commercially reasonable efforts to obtain the approval of the Arrangement Resolution by the Shareholders;

(b)
use all commercially reasonable efforts to obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts or agreements required or deemed advisable with the Arrangement;

(c)
use all commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings challenging this Agreement or the consummation of the Arrangement or any other related matters contemplated hereby;

(d)
use all commercially reasonable efforts to oppose, cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Arrangement or any other related matters contemplated hereby; and

(e)	use all commercially reasonable efforts to effect all necessary or appropriate registrations and other filings and submissions of information requested by Governmental Entities.

Section 5.6     Notices of Certain Actions

The Company and Parent shall advise the other promptly of any breach by the Company or Parent, respectively, of any covenant or agreement contained in this Agreement, any event occurring subsequent to the date hereof that would render any representation or warranty of the Company or parent or Subco, as applicable, contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

Section 5.7     Securityholder Claims

The Company shall notify Parent and Subco promptly of any claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of the Company in connection with the Arrangement or the transactions contemplated herein prior to the Effective Time.  The Company shall not settle or compromise, or agree to settle or compromise any claim prior to the Effective Time without the prior written consent of Parent and Subco.

Section 5.8     Mutual Covenants

Subject to the terms and conditions of this Agreement, each of the Parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Arrangement and all related matters contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts:

(a)
to obtain all consents, approvals and authorizations as are required to be obtained by the Company or any Subsidiary under any applicable Laws or from any Governmental Entity which would, if not obtained, prevent or materially impede the completion of the Arrangement and the transactions contemplated hereby or have a Material Adverse Effect;

(b)
not take any action or permit any of its Subsidiaries to take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever is first; and

(c)	to fulfill all conditions and satisfy all provisions of this Agreement.

Section 5.9     Indemnification

(1)
Parent agrees that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favour of the directors or officers of the Company as provided in its Constating Documents or in written contracts in effect on the date of this Agreement, shall survive the Arrangement and shall continue in full force and effect until the earlier of the expiration of the applicable statute of limitations with respect to any claims against directors or officers of the Company arising out of such acts or omissions and the sixth anniversary of the Effective Date, and Parent hereby assumes, effective upon consummation of the Arrangement, all such indemnification obligations of the Company with respect to any matters arising prior to the Effective Time.

(2)
In the event the Company or any of its successors or assigns: (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any person, then, and in such case, proper provision shall be made so that Parent, shall assume the obligations set forth in this Section 5.8.

Section 5.10     Additional Covenants of Parent and Subco

(1)	Parent shall promptly advise the Company in writing of any:

(a)
event, condition or circumstance that might be reasonably expected to cause any representation or warranty of Parent contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(b)	Material Adverse Effect on Parent or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Parent; and

(c)	material breach by Parent of any of its covenants, obligations or agreements contained in this Agreement.

(2)
Parent shall perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, Parent shall:

(a)	use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all conditions precedent that are set forth in Article 6; and

(b)
use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Parent which may adversely affect the ability of the parties to consummate the transactions contemplated hereby.

(3)
In the event that, due to an amendment to the 1933 Act, a change in the SEC’s interpretation of the 1933 Act or a decision of a court which provides that orders of Canadian courts such as the Final Order do not qualify under Section 3(a)(10) of the 1933 Act, the exemption from registration under Section 3(a)(10) of the 1933 Act is not available for any reason to exempt the issuance of Parent Common Shares in accordance with the Arrangement from the registration requirements of the 1933 Act, then (unless Parent shall reasonably determine that another registration exemption is available and that the Parent Common Shares issued in the Arrangement would not be restricted securities within the meaning of Rule 144 under the 1933 Act, subject to restrictions on transfer applicable to “affiliates” (as defined in Rule 405 under the 1933 Act) of Parent following the Closing, and the Company, acting reasonably based on advice of United States counsel, agrees with such determinations) Parent shall take all necessary action to file a registration statement on Form F-4 (or on such other form that may be available to Parent) in order to register the issuance of the Parent Common Shares in accordance with the Arrangement, and shall use its reasonable commercial efforts to cause such registration statement to become effective as promptly as practicable.  As promptly as practicable after the registration statement has become effective, the Company shall mail the Circular to its Shareholders.

Section 5.11     Additional Covenants of Parent and Subco

(1)
The Company acknowledges and agrees that Parent may issue additional Parent Common Shares after the date hereof in connection with a subsequent equity or convertible security financing, or in connection with an acquisition, and that as a result the pro forma ownership interest in Parent held by the former Shareholders may be diluted to a material degree.

(2)
Parent and Subco acknowledge and agree that they are fully aware of the current status of the Settlement in respect of the Company Mining Rights and that the existence of such matters will not give rise to a right of Parent or Subco to terminate this Agreement.

ARTICLE 6
CONDITIONS

Section 6.1     Mutual Conditions Precedent

The respective obligations of each Party to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, or if permissible, waiver, of the following conditions precedent at or before the Effective Date:

(a)
the Interim Order shall have been obtained in form and substance satisfactory to each of the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by Shareholders at the Meeting in accordance with the requirements of the Interim Order;

(c)
the Final Order shall have been obtained in form and on terms satisfactory to each of Parent and the Company, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(d)	the Arrangement Filings shall be in form and substance satisfactory to the Parties hereto, acting reasonably; and

(e)
there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement and the transactions contemplated hereby in accordance with the terms hereof or that results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the transactions contemplated hereby which has a Material Adverse Effect.

The foregoing conditions are for the mutual benefit of the Parties hereto and may be waived in respect of a Party hereto, in whole or in part, by such Party hereto in writing at any time.

Section 6.2     Additional Conditions Precedent to the Obligations of Parent and Subco

The obligations of Parent and Subco to complete the transactions contemplated by this Agreement shall also be subject to the fulfilment of each of the following conditions precedent:

(a)
all consents, authorizations, waivers, permits, exemptions, reviews, orders, rulings, decisions and approvals of, and any registrations and filings with, any Governmental Entity and the expiry, waiver or termination of any waiting or suspensory periods, in each case that Parent and Subco reasonably consider to be necessary or desirable in connection with, or required to permit the Parties to consummate the Arrangement shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, shall have expired or been terminated, each on terms that are satisfactory to Parent and Subco, acting reasonably;

(b)
Parent and Subco shall have determined, acting reasonably, that (x) no act, action, suit or proceeding shall have been taken or threatened in writing before or by any Governmental Entity in Canada or elsewhere, whether or not having the force of Law, and (y) no Law shall have been proposed, enacted, promulgated or applied, in either case:

(i)	which, if the Arrangement were consummated, would have a Material Adverse Effect; or

(ii)	which would prevent or materially delay the completion of the Arrangement; or

(iii)
seeking to prohibit or limit the ownership or operation by Parent and Subco of any material portion of the business, assets or property of the Company or any of its Subsidiaries or to compel Parent and Subco or their Subsidiaries to dispose of or hold separate any material portion of the business, assets or property of the Company or any of its Subsidiaries as a result of the Arrangement;

(c)
(xxxviii) all representations and warranties of the Company qualified by references to materiality or by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all respects, and (xxxix) all representations and warranties not qualified by references to materiality or by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all material respects, in either case as if made on and as of the Effective Date, except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date, and Parent and Subco shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company addressed to Parent and Subco and dated as of the Effective Date confirming the same, such certificate to be in form and substance satisfactory to Parent and Subco, acting reasonably;

(d)
the Company shall have complied with all covenants and obligations in all material respects that are to be complied with under this Agreement at or prior to the Effective Date and Parent and Subco shall have received a certificate of the Chief Executive Officer of the Company addressed to Parent and Subco and dated as of the Effective Date confirming the same, such certificate to be in form and substance satisfactory to Parent and Subco, acting reasonably;

(e)
since the date of this Agreement, there shall not have occurred a Material Adverse Change or any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have a Material Adverse Effect;

(f)
all third party and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements or arrangements that Parent and Subco reasonably consider to be necessary or desirable shall have been obtained or received on terms that are satisfactory to Parent and Subco acting reasonably, and reasonable evidence of this shall have been delivered to Parent and Subco;

(g)
the directors of the Company and each of the Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by the Company and each of its Subsidiaries to permit the consummation of the transactions contemplated herein;

(h)
Dissent Rights shall not have been exercised with respect to more than 5% of the Company Common Shares in connection with the Arrangement and Parent shall have received a certificate dated the day immediately preceding the Effective Date of the officer of the Company to such effect;

(i)
TSX shall have conditionally approved the listing thereon of Parent Common Shares to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter, subject only to compliance with the usual requirements of the TSX;

(j)
Parent shall have reasonably received an opinion (the “Title Opinion”) of Montana counsel, in form and substance reasonably satisfactory to Parent, as to the Company’s interest in the Company Mining Rights.  Within 30 Business Days after Parent’s receipt of the Title Opinion Parent may notify the Company that it is not satisfied, acting reasonably, with the results of the Title Opinion and that it has elected to terminate this Agreement, failing which Parent and Subco will be deemed to have accepted the Title Opinion and this condition will no longer apply; and

(k)	the Company shall have continued to the jurisdiction of British Columbia in accordance with Section 5.1(c).

The foregoing conditions are for the exclusive benefit of Parent and Subco and may be waived by Parent and Subco in whole or in part at any time.

Section 6.3     Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the transactions contemplated by this Agreement shall also be subject to the fulfilment of each of the following conditions precedent:

(a)
(xl) all representations and warranties of Parent and Subco qualified by references to materiality or by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all respects, and (xli) all representations and warranties not qualified by materiality or by the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all material respects, in either case as if made on and as of the Effective Date, except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date, and except, in each case, where any failure or breaches of representations and warranties would not have a Parent Material Adverse Effect, and the Company shall have received a certificate from two senior officers of Parent and Subco addressed to the Company and dated as of the Effective Date confirming the same, such certificate to be in form and substance satisfactory to the Company, acting reasonably;

(b)
Parent and Subco shall have complied with all covenants and obligations in all material respects that are to be complied with under this Agreement by Parent and Subco at or prior to the Effective Date, except where any breach or non-compliance would not materially impede the completion of the Arrangement and the Company shall have received a certificate from two senior officers of Parent and Subco addressed to the Company and dated as of the Effective Date confirming the same, such certificate to be in form and substance satisfactory to the Company, acting reasonably; and

(c)
The Parent Common Shares comprising the Share Consideration issuable at the Effective Time shall have been approved for listing on the TSX and, subject to any restrictions applicable to a control person of Parent, will be freely tradeable by the holders thereof.

The foregoing conditions are for the exclusive benefit of the Company and may be waived by the Company in whole or in part at any time.

ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER

Section 7.1     Termination

This Agreement may be terminated by notice in writing:

(a)	at any time prior to the Effective Time by mutual consent of Parent and the Company;

(b)
by Parent, if Parent and Subco are not in material breach of their respective obligations under this Agreement and any representation or warranty on the part of the Company set forth in this Agreement fails to continue to be true and correct, in any material respect, or there has been a breach of or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement which failure, breach or failure to perform (xlii) would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and (xliii) either cannot be cured or is not waived by Parent at or before the Effective Time and has not been cured prior to the tenth Business Day following receipt by the Company of written notice of such breach from Parent;

(c)
by the Company, if the Company is not in material breach of its obligations under this Agreement and any representation or warranty on the part of Parent or Subco set forth in this Agreement fails to continue to be true and correct, in any material respect, or there has been a breach of or failure to perform any covenant or agreement on the part of Parent or Subco set forth in this Agreement, which failure, breach or failure to perform (xliv) would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and (xlv) either cannot be cured or is not waived by the Company at or before the Effective Time and has not been cured prior to the tenth Business Day following receipt by Parent of written notice of such breach from the Company;

(d)
by either Party if the Arrangement has not been consummated by the Outside Date, provided that the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to a Party if any action of such Party or the failure of such Party to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time shall have resulted in the conditions contained in Article 6 not having been satisfied prior to the Outside Date;

(e)
by Parent if:  (xlvi) the Board of Directors of the Company withdraws, modifies, changes or qualifies (or resolves to do so) its approval or recommendation of this Agreement or the Arrangement in a manner adverse to Parent and Subco; or (xlvii) the Board of Directors of the Company  or any committee thereof or the board of directors or any committee thereof of any of the Subsidiaries approves or recommends an Acquisition Proposal or the Company or any Subsidiary enters into a written agreement in respect of an Acquisition Proposal; or (xlviii) the Board of Directors of the Company  or any committee thereof fails to publicly recommend or reaffirm its approval or recommendation of the Arrangement within two calendar days of any written request to do so by Parent; or (xlix) the Board of Directors of the Company or the board of directors of any of the Subsidiaries or the Company or any of its Subsidiaries publicly proposes or publicly states its intention to do any of the foregoing;

(f)	by either Party, if the Shareholders do not approve the Arrangement Resolution in the manner directed by the Court;

(g)
by Parent, if Parent and Subco are not in material breach of their respective obligations under this Agreement and there has been an intentional, wilful or deliberate breach or failure to perform any covenant or agreement on the part of the Company set forth in Article 2, Section 5.1(g)(ii), Section 5.1(n), Section 5.2, Section 5.5, Section 5.8 or Article 8 of this Agreement;

(h)
by the Company, if the Company proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of Section 8.1, provided that the Company has previously paid to Parent the applicable Termination Fee and further provided that the Superior Proposal did not result from a breach by the Company of its obligations under Section 8.1 of this Agreement; and

(i)
by either Party, if a Governmental Entity or court of competent jurisdiction shall have issued a non-appealable final order, decree or ruling or taken any other non-appealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby; provided that the right to terminate this Agreement under this Section 7.1(i) shall not be available to any Party whose material failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in such order, decree, ruling or action.

Section 7.2     Amendment

This Agreement may not be amended except by written instrument signed by each of the Parties.

Section 7.3     Waiver

At any time prior to the Effective Date, either Parent or the Company may:  (l) extend the time for the performance of any of the obligations or other acts of the other Party; or (li) waive compliance with any of the agreements of the other Party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements or conditions are intended for its benefit.

Section 7.4     Termination Fee

(1)
Subco shall be entitled to a termination fee of $250,000 (the “Termination Fee”) upon the occurrence of any of the following events (each a “Termination Fee Event”) which shall be paid by the Company to Subco within the time specified in respect of each such Termination Fee Event:

(a)	this Agreement is terminated pursuant to Section 7.1(e) or Section 7.1(g), in which case the Termination Fee shall be paid to Subco on the third Business Day following such termination; or

(b)
this Agreement is terminated in accordance with Section 7.1(d) or Section 7.1(f) and a bona fide Acquisition Proposal has been publicly announced by any person other than Parent or Subco and not withdrawn, and an agreement in respect of an Acquisition Proposal is entered into or agreed to by the Company or any of its Subsidiaries or an Acquisition Proposal is completed during the twelve (12) months following the termination of this Agreement, in which case the Termination Fee shall be paid to Subco on the earlier of the date that an Acquisition Proposal is entered into or agreed to or concurrently with the consummation of the Acquisition Proposal.

The Company acknowledges that the agreements contained in this Section 7.4(1) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Subco would not enter into this Agreement.  For greater certainty:

(a)	the Company shall not be obligated to make more than one payment under Section 7.4(1) if one or more of the events specified therein occurs;

(b)	the Termination Fee shall be paid by the Company to Subco by wire transfer in immediately available funds to an account specified by Subco; and

(c)	the obligations of the Company under this Section 7.4 shall survive the termination of this Agreement, regardless of the circumstances thereof.

Section 7.5     Effect of Termination

The Company acknowledges that the payment amount set out in Section 7.4 is payment of liquidated damages which is a genuine pre-estimate of the damages which Parent and Subco will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and is not a penalty. The Company hereby irrevocably waives any right it may have to raise as a defence that any such damages are excessive or punitive.  If this Agreement is terminated in accordance with the provisions of Section 7.1, no Party shall have any further liability to perform its obligations hereunder except for the provisions of this Section 7.5 and Section 7.4.  The Parties agree that the payment of the Termination Fee under Section 7.4 is the sole remedy of Parent or Subco under this Agreement.

ARTICLE 8
NON-SOLICITATION

Section 8.1     Non-Solicitation

(1)
On and after the date of this Agreement, the Company shall not, and shall cause its Subsidiaries not to directly or indirectly, through any officer, director, employee, advisor, investment banker, representative, agent or otherwise:

(a)
make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting or facilitating (as applicable) any visit to any facilities or properties of the Company or any Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries from or submissions of proposals or offers (whether or not in writing and whether or not delivered to Shareholders) from any other Person (including from any of such Person’s officers, directors or employees) relating to (lii) any liquidation or winding-up, dissolution, consolidation, reorganization, recapitalization, merger, take-over bid, amalgamation or arrangement involving the Company or any of its Subsidiaries; (liii) any acquisition or purchase (or any lease or other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions of all or a material portion of the assets of, or of more than 20 percent of any class of the share capital, voting securities or other equity interests (including Company Common Shares) in, the Company or any of its Subsidiaries; (liv) any similar transaction or business combination of, or involving, the Company or any of its Subsidiaries, other than with Parent or Subco; (lv) any sale of any interest in any material mineral property owned by the Company or any Subsidiary; or (lvi) any proposal or offer (written or oral) to do, or public announcement or other public disclosure of an intention to do, any of the foregoing from any Person other than Parent or Subco (any of such foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”);

(b)
participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, any Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make an Acquisition Proposal;

(c)
withdraw, modify, qualify or change, or propose publicly to withdraw, modify, qualify or change, in any manner, the approval or recommendation of the Board of Directors of the Company or any committee thereof of this Agreement or the transactions contemplated hereby;

(d)	agree to, approve or recommend or remain neutral with respect to, or propose publicly to agree to, approve or recommend or remain neutral with respect to, any Acquisition Proposal; or

(e)
accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement, understanding or undertaking related to any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person in the event that the Company or any of its Subsidiaries completes the transactions contemplated hereby or any other transaction with Parent or any of its affiliates agreed to prior to any termination of this Agreement, whether formal or informal;

provided, however, that subject as hereinafter provided, the Board of Directors shall be permitted, during the period commencing on the date hereof and ending at the time of the approval of the Arrangement Resolution by Shareholders, to engage in discussions or negotiations with or provide information pursuant to Section 8.1(3) below to any Person in response to an unsolicited bona fide written Acquisition Proposal which is not withdrawn if and only to the extent that:  (lvii) it has received such unsolicited bona fide written Acquisition Proposal from an arm’s length third party for 100% of the Company Common Shares (or all or substantially all of the Company’s assets) that did not otherwise result from a breach of this Article 8:  (A)  that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors of the Company, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel), has been obtained, (B)  that is not subject to any due diligence and/or access condition for a period of more than 10 Business Days, and (C)  that the Board of Directors of the Company has determined in good faith (after consultation with its financial advisors and with its outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal and such Acquisition Proposal would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendment to the terms and conditions of the Arrangement proposed by Parent and Subco pursuant to this Section 8.1) (any such Acquisition Proposal being referred to herein as a “Superior Proposal”); (D) prior to providing any information or data to any such Person or entering into discussions or negotiations with any such Person who has made an Acquisition Proposal, the Company has complied with Section 8.1(3); and (E) the Board of Directors of the Company determines in good faith after consultation with outside legal counsel and financial advisors, as reflected in the minutes of the meeting of the Board of Directors of the Company, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Laws.

(2)
The Company shall immediately cease and cause to be terminated and shall ensure that the officers, directors, employees, representatives and agents of the Company and each of its Subsidiaries immediately cease and cause to be terminated, any existing solicitations, discussions, negotiations or activities with any Person(s) (other than Parent and Subco) that may be on-going with respect to any potential Acquisition Proposal whether or not initiated by the Company or any of its Subsidiaries and shall as soon as possible request the return or destruction of all confidential information (and all materials including or incorporating any confidential information) provided (or prepared) in connection therewith.  The Company shall not release any third party from or waive or provide any consent in respect of any confidentiality or standstill agreement.

(3)
From and after the date of this Agreement, the Company shall immediately notify Parent, at first orally and then promptly (and in any event within 24 hours) in writing, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations or any inquiry that could lead to an Acquisition Proposal or any request for non-public information relating to the Company or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any Subsidiary by any Person of which any of the Company’s or any of its Subsidiaries’ directors, officers, employees, representatives or agents became aware, or any amendments to the foregoing. Such notice to Parent shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person making such proposal, inquiry, offer, request or contact, all material terms and conditions thereof and such other details of the proposal, inquiry or contact known to the Company or any of its Subsidiaries and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing.  The Company shall also provide such other details of the proposal, inquiry, offer or request, or any amendment to the foregoing, as Parent may reasonably request.  The Company shall keep Parent promptly and fully informed of the status including any change to the material terms of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all inquiries by Parent with respect thereto.

(4)
During the period commencing on the date hereof and ending upon the approval of the Arrangement Resolution by the Shareholders, the Company may accept, approve or recommend, or enter into any agreement (a “Proposed Agreement”) with any Person relating to, any unsolicited Acquisition Proposal that did not otherwise result from a breach of Article 8 which is not withdrawn if and only if:  (lviii) the Acquisition Proposal constitutes a Superior Proposal and does not provide for the payment of any “hello”, “break”, termination or other fees or expenses to the other party in the event that the Company or any of its Subsidiaries completes the transactions contemplated by this Agreement or any similar other transaction with Parent or any of its affiliates agreed to prior to any termination of this Agreement; (lix) the Company has complied with Section 8.1(1)(a) through Section 8.1(1)(e), inclusive; (lx)  such Acquisition Proposal is in writing and Parent has been provided with a copy of the document containing such Superior Proposal; (lxi) five Business Days shall have elapsed from the later of (A) the date Parent received written notice of the Company’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Superior Proposal, and (B) the date Parent received a copy of such Superior Proposal and Proposed Agreement; (lxii) if Parent and Subco have proposed to amend the terms of the Arrangement or other terms of the Arrangement during the five Business Day period referred to above (which Parent and Subco have the right but not the obligation to do), the Board of Directors of the Company (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by Parent and Subco; (lxiii)  the Board of Directors of the Company, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable Laws; (lxiv) the Company concurrently terminates this Agreement pursuant to Section 7.1; and (lxv) the Company has previously paid to Parent the Termination Fee payable pursuant to Section 7.4.

(5)
The Company acknowledges and agrees that, during the five Business Day period referred to in Section 8.1(4), or such longer period as the Company may approve for such purpose, Parent and Subco shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and/or the Arrangement.  If Parent elects to amend the terms of this Agreement to increase the amount of the Share Consideration, the value of the increased Share Consideration shall be determined based on the volume weighted average price of the Parent Common Shares for the 20 trading days prior to the date Parent notified the Company that it elected to so amend this Agreement, and the value of the Share Consideration so determined will be deemed to be equal to an Acquisition Proposal in the same amount that is payable in cash.  The Board of Directors of the Company will review any proposal by Parent and Subco to amend the terms of this Agreement and/or the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Parent and Subco's proposal to amend this Agreement and/or the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the terms of this Agreement and/or the Arrangement as proposed to be amended.  The Board of Directors of the Company shall promptly reaffirm its recommendation of the Arrangement by press release after: (x) any Acquisition Proposal (which is not determined to be a Superior Proposal) is publicly announced or made; or (y) the Board of Directors of the Company determines that a proposed amendment to the terms of this Agreement and/or the Arrangement would result in the Acquisition Proposal not being a Superior Proposal.  Parent and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release.  Nothing in this Agreement shall prevent the Board of Directors of the Company from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal.  The Company also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 8.1 and shall initiate a new five Business Day period.

(6)
The Company shall ensure that the officers, directors and employees of the Company and each of its Subsidiaries and any investment bankers or other advisors or representatives retained by the Company and any of its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section 8.1, and the Company shall be responsible for any breach of this Section 8.1 by such officers, directors, employees, investment bankers, advisors or representatives.

ARTICLE 9
GENERAL PROVISIONS

Section 9.1     Further Assurances

Subject to the conditions herein provided each Party agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as is practicable the transactions contemplated by the Arrangement and this Agreement, including (lxvi) the execution and delivery of such documents as the other Party may reasonably require and (lxvii) using reasonable commercial efforts to obtain all necessary waivers, consents and approvals, including those contemplated by Section 3.3 and Section 4.3 and to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities.  Each of the Parties shall cooperate in all reasonable respects with the other Party in taking such actions.

Section 9.2     Notification of Certain Matters

Each Party shall give prompt notice to the others of: (lxviii) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the earlier of the Effective Date and the termination of this Agreement; and (lxix) any failure of such Party, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

Section 9.3     Access to Information

Upon reasonable notice, but subject to all applicable Laws, the Company agrees to provide Parent and its representatives access during normal business hours to all books, records, information and files in the Company’s or any of its Subsidiaries’ possession and control, access to the Company’s and any of its Subsidiaries’ personnel (including senior management) on an as requested basis as well as access to the Company’s and each of its Subsidiaries’ properties in order to allow Parent and its representatives to conduct such investigations as they may consider necessary or advisable for due diligence, strategic planning and other business reasons, and further agrees to assist them in all reasonable ways in any investigations which they may wish to conduct (including reasonable access to directors, officers, employees, consultants, agents, advisors, union representatives, retirees, suppliers, creditors or customers of the Company and/or its affiliates (collectively, the “Company Contacts”)).  Any investigation by Parent hereto and its representatives after the date of this Agreement shall not mitigate, diminish or affect the representations and warranties of the Company contained in this Agreement or any document or certificate given pursuant hereto, except to the extent that as a result of such investigations Parent becomes aware that a representation, warranty or statements by the Company is incorrect or untrue Parent may not close over the breach and subsequently claim for damages as a result of it.

Section 9.4     Expenses

(1)
Except as provided for in Section 9.4(2), each Party shall pay its own expenses incurred in connection with this Agreement, the completion of the transactions contemplated hereby and/or the termination of this Agreement, irrespective of the completion of the transactions contemplated hereby.

(2)
Parent shall pay to the Company, in immediately available funds to an account designated by the Company, the reasonable documented expenses of the Company’s BVI counsel incurred in connection with the transactions contemplated by this Agreement not to exceed C$80,000, in the event that this Agreement is terminated in accordance with Sections 7.1(a), (c), (d), (f) or (i) therein.  However, it is agreed that no payment will be made by Parent if the Termination Fee is payable pursuant to Section 7.4.  If the Termination Fee becomes payable after the payment by Parent of the amount contemplated herein, it is agreed that the Termination Fee will be increased to reflect such amount paid by Parent to the Company.

Section 9.5     Notices

All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended or delivered, or if sent by facsimile transmission, upon confirmation that such transmission has been properly effected, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person.  The date of receipt of any such notice or other communication if delivered personally shall be deemed to be the date of delivery thereof, or if sent by facsimile transmission the date of such transmission if sent on a Business Day, failing which it shall be deemed to have been received on the next Business Day.

If to Parent or Subco:

Nevoro Inc.
141 Adelaide Street West
Suite 420
Toronto, ON M5H 3L5
Canada

Attention:     William Schara
Facsimile:      (416) 363-7238

with copies (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9
Canada

Attention:     Jay C. Kellerman
Facsimile:      (416) 947-0866

If to the Company:

Aurora Metals (BVI) Limited
Suite 204
3540 West 41st Avenue
Vancouver, BC V6N 3E6
Canada

Attention:     Cameron Richardson
Facsimile:      (604) 687-4709

with copies (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3

Attention:     Peter J. O’Callaghan
Facsimile:      (614) 631-3309

Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 9.5.

Section 9.6     Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.7     Entire Agreement, Assignment and Governing Law

(1)
This Agreement and the Exclusivity Agreement constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, between the Parties with respect to the subject matter hereof. Other than as set forth in such agreements, no representation or warranty has been given by any Party to another.

(2)
This Agreement:  (lxx) is not intended to confer upon any other Person any rights or remedies hereunder; (lxxi) shall not be assigned by operation of law or otherwise, except that Parent and Subco may assign all or any portion of its rights under this Agreement to any Affiliate provided such Affiliate executes and delivers a counterpart of this Agreement pursuant to which it agrees to be bound by the terms of this Agreement as if it were Parent and Subco but no such assignment shall relieve Parent and Subco of its obligations hereunder; and (lxxii) shall be governed in all respects, including validity, interpretation and effect, exclusively by the Laws of Ontario, and the laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereunder.

Section 9.8     Third Party Beneficiaries

This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

Section 9.9     Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

IN WITNESS WHEREOF the parties have executed this Agreement.

NEVORO INC.

By:	(signed) “William V. Schara”
Name: William V. Schara
Title: President, CEO

NEVORO PLATINUM INC.

By:	(signed) “William V. Schara”
Name: William V. Schara
Title: President, CEO

AURORA METALS (BVI) LIMITED

By:	(signed) “A. Cameron Richardson”
Name: A. Cameron Richardson
Title: President & Director

SCHEDULE “A”
FORM OF ARRANGEMENT RESOLUTION

RESOLVED THAT:

1.
The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Aurora Metals (BVI) Ltd. (the “Company”), pursuant to the arrangement agreement (the “Arrangement Agreement”) among the Company, Nevoro Inc. and Nevoro Platinum Inc., dated April 17, 2008, all as more particularly described and set forth in the Management Information Circular (the “Circular”) of the Company dated ●, 2008, accompanying the notice of this meeting (as the Arrangement may be or may be modified or amended) is hereby approved.

2.
The plan of arrangement (the “Plan of Arrangement”) involving the Company and implementing the Arrangement, the full text of which is set out as Schedule ”B” to the Arrangement Agreement (as the Plan of Arrangement may be or may have been modified or amended) is hereby approved.

3.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company: (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.
Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver such documents as are necessary or desirable to the Registrar under the BCBCA in accordance with the Arrangement Agreement for filing.

5.	Any officer or director of the Company is authorized to execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

SCHEDULE “B”
FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1       Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement and Section 6.1 of this Plan of Arrangement, or made at the discretion of the Court in the Final Order (with the consent of Parent, Subco and the Company, each acting reasonably);

“Arrangement Agreement” means the Arrangement Agreement providing for, among other things, this Plan of Arrangement, among Parent, Subco and the Company, dated April 17, 2008, as the same may be amended, supplemented and/or restated from time to time, in accordance with its terms;

“Arrangement Resolution” means the special resolution of the Shareholders of the Company approving the Arrangement;

“Arrangement Filings” means the records and information provided to the Registrar under Section 292(a) of the BCBCA that the Registrar requires, and the records filed under Section 292(a) of the BCBCA that the Registrar requires to give effect to the Arrangement, together with a copy of the Final Order;

“BCBCA” means the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, as amended from time to time;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Toronto, Ontario or Vancouver, British Columbia;

 “Circular” means the notice of Meeting and accompanying management information circular, including the schedules attached thereto and all amendments from time to time made thereto, sent to Shareholders in connection with the Meeting;

“Company Common Shares” means the outstanding common shares in the capital of the Company;

“Company” means [Aurora Metals Inc.], a corporation existing under the laws of the Province of British Columbia;

 “Court” means the Supreme Court of British Columbia;

“Depositary” means Equity Transfer & Trust Company at its principal office in Toronto;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means a registered holder of Company Common Shares who validly dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, and who is ultimately entitled to be paid fair value for its Company Common Shares, but only in respect of the Company Common Shares in respect of which Dissent Rights are validly exercised by such registered holder;

“Effective Date” means the date upon which all conditions to the completion of the Arrangement as set out in Article 6 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and on which the Arrangement Filings are filed with the Registrar;

“Effective Time” means 12:01 a.m. (Toronto Time) on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of Parent, Subco and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended (provided that any such amendment shall be acceptable to each of Parent, the Company and Subco, each acting reasonably) on appeal;

“Former Shareholders” means, at and following the Effective Time, the registered holders of Company Common Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court, as the same may be amended by the Court (with the consent of Parent, Subco and the Company, each acting reasonably) providing for, among other things, the calling and holding of the Meeting in connection with the Arrangement;

“Letter of Transmittal” means the letter of transmittal for use by Shareholders;

“Parent” means Nevoro Inc., a corporation incorporated under the laws of Canada;

“Parent Common Shares” means the common shares in the capital of Parent;

“Person” includes any individual, partnership, association, limited or unlimited liability company, joint venture, body corporate, trustee, trust, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Registrar” means the Registrar of Companies appointed pursuant to section 400 of the BCBCA;

“Share Consideration” means one Parent Common Share for each Company Common Share issued and outstanding immediately prior to the Effective Time;

“Shareholders” means, at any time and unless the context otherwise requires, the registered holders of Company Common Shares at such time;

“Subco” means Nevoro Platinum Inc., a corporation incorporated under the laws of the Province of British Columbia and a wholly-owned subsidiary of Parent;

“Tax Act” means the Income Tax Act (Canada) including the regulations thereto, as amended; and

“this Plan”, “Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement.

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the BCBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

Section 1.2       Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.3       Gender and Number

Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

Section 1.4       Date for Any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5       Statutory References

A reference to a statute includes all rules, regulations, policies and blanket orders made pursuant to such statute and, unless otherwise specified the provisions of any statute, regulation, rule, policy or blanket order which amends, supplements, replaces or supersedes any such statute, regulation, rule, policy or blanket order.

Section 1.6       Currency

Unless otherwise stated, all references herein to sums of money or currency are expressed in lawful money of the United States of America.

ARTICLE II
ARRANGEMENT AGREEMENT

Section 2.1       Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, and has been authorized by the Arrangement Resolution, which resolution authorizes this Arrangement.

ARTICLE III
ARRANGEMENT

Section 3.1       Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) the Company, (ii) Parent, (iii) Subco, and (iv) all registered and beneficial holders of Company Common Shares.

Section 3.2       Arrangement

Commencing at the Effective Time, the following events or transactions shall occur sequentially in the order set out unless otherwise noted and shall be deemed to occur without any further act or formality required on the part of any Person, except as expressly provided herein:

(a)
the Company Common Shares in respect of which Shareholders who have exercised a Dissent Right in accordance with Article IV (and the right of such Shareholder to dissent with respect to such Company Common Shares has not been terminated or ceased to apply to the Shareholder) will be deemed to have been transferred to the Company and such holders cease to have any rights as Shareholders other than the right to be paid the fair value of their Company Common Shares in accordance with Article IV;

(b)	at the time of the step contemplated in section 3.2(a), with respect to each Company Common Share transferred pursuant to section 3.2(a):

(i)	the holder of such Company Common Share will cease to be the holder of such Company Common Share;

(ii)	the holder’s name will be removed from the central securities register of the Company with respect to such Company Common Share;

(iii)
legal and beneficial title to such Company Common Share will rest in the Company and the Company will be and be deemed to be the transferee of such Company Common Share and such Company Common Share shall be cancelled;

(iv)	the certificate representing such Company Common Share shall be deemed to have been cancelled; and

(v)	the holder of such Company Common Share shall be deemed to have executed and delivered all consents, assignments and waivers, statutory or otherwise, required to effect such transfer;

(c)
after the step described in Section 3.2(a), the Company and Subco will merge with the same effect as if they were amalgamated under Section 269 of the BCBCA, except that the separate legal existence of the Company will not cease and the Company will survive the merger;

(d)
without limiting the foregoing, at the time of the step described in Section 3.2(c), the separate legal existence of Subco will cease without Subco being liquidated or wound-up; the Company and Subco will continue as one company; and, as a result, the property and liabilities of Subco will become the property and liabilities of the Company;

(e)	at the time of the step described in Section 3.2(c) and from and after this time:

(i)
the Company will own and hold all property of the Company and Subco, and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such merger, and all obligations of the Company and Subco , whether arising by contract or otherwise, may be enforced against the Company to the same extent as if such obligations had been incurred or contracted by it;

(ii)	the Company will continue to be liable for the obligations of the Company and Subco;

(iii)
all rights, contracts, permits and interests of the Company and Subco will continue as rights, contracts, permits and interests of the Company as if the Company and Subco continued and, for greater certainty, the merger will not constitute a transfer or assignment of the rights or obligations of either of the Company or Subco under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	a legal proceeding being prosecuted or pending by or against either the Company or Subco may be continued by or against the Company;

(vi)	a conviction against, or ruling, order or judgment in favour of or against either Subco or the Company may be enforced by or against the Company;

(vii)	each Company Common Share shall be cancelled and the holders thereof shall receive, for each such Company Common Share, the Share Consideration;

(viii)	each common share in the capital of Subco shall be cancelled and the holders thereof shall receive, for each such share, one common share in the capital of the merged company;

(ix)	in consideration of the issuance of Parent Common Shares, the merged company shall issue to Parent one common share in the capital of the merged company for each Parent Common Share issued;

(x)	the capital of the common shares of the merged company and the stated capital of the shares of Parent issued by Parent pursuant to Section 3.2(e)(vii) will be as follows:

(A)
the stated capital of the common shares issued by Parent pursuant to Section 3.2(e)(vii) shall be an amount equal to the lesser of the fair market value of the Company Common Shares immediately prior to the merger and the paid up capital, as that term is defined in the Tax Act, attributable to the Company Common Shares immediately prior to the merger; and

(B)
the capital of the common shares in the merged company issued to Parent pursuant to Section 3.2(e)(ix) will be an amount equal to the aggregate of the paid up capital, as that term is defined in the Tax Act, attributable to the shares of Subco and the Company Common Shares immediately prior to the merger;

(xi)	the name of the merged company shall be “[Aurora Metals Inc.]”;

(xii)	the address of the registered and records office shall be Suite 1700, Park Place, 666 Burrard Street, Vancouver, B.C. V6C 2X8;

(xiii)	the merged company shall be authorized to issue an unlimited number of common shares;

(xiv)	the notice of amalgamation of the merged company shall be substantially in the form attached as Appendix I to this Plan of Arrangement;

(xv)	the notice of articles of the merged company shall be substantially in the form attached as Appendix II to this Plan of Arrangement;

(xvi)	the articles of the merged company shall be substantially in the form attached as Appendix III to this Plan of Arrangement;

(xvii)	the first annual meeting of the merged company will be held within 18 months from the Effective Date; and

(xviii)	the first directors of the merged company following the merger shall be the persons set out in the notice of articles referred to in Section 3.2(e)(xv),

provided that none of the foregoing will occur or be deemed to occur unless all of the foregoing occurs.

Section 3.3       Post-Effective Time Procedures

(a)
On or immediately prior to the Effective Date, Parent shall deliver or arrange to be delivered to the Depositary certificates representing the requisite Parent Common Shares required to be issued in accordance with the provisions of subsection 3.2(e) hereof, which certificates shall be held by the Depositary as agent and nominee for Former Shareholders for distribution to such Former Shareholders in accordance with the provisions of Article V hereof.

(b)	In accordance with the provisions of Article V hereof, Former Shareholders shall be entitled to receive the Share Consideration to which they are entitled pursuant to Section 3.2(e), hereof.

Section 3.4       Transfers Free and Clear

Any transfer of any securities pursuant to the Arrangement shall be free and clear of any hypothecs, liens, claims, encumbrances, charges, adverse interests or security interests.

ARTICLE IV
DISSENT PROCEDURES

Section 4.1       Rights of Dissent

Pursuant to the Interim Order, Registered Shareholders may exercise rights of dissent with respect to their Company Common Shares pursuant to and in the manner set forth in section 238 of the BCBCA as modified by the Interim Order and this Article IV (the “Dissent Rights”), provided that written notice setting forth such a registered Shareholder’s objection to the Arrangement and exercise of Dissent Rights must be received by the Company not later than 5:00 p.m. (Eastern Time) on the Business Day which is two Business Days preceding the date of the Meeting, or, if the Meeting is adjourned or postponed, 5:00 p.m. (Eastern Time) on the Business Day which is two Business Days preceding the date of such adjourned or postponed Meeting. Registered Shareholders who duly and validly exercise their Dissent Rights and who:

(a)
are ultimately determined to be entitled to be paid fair value of the Company Common Shares in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Company Common Shares to the Company pursuant to section 3.2(a); or

(b)
are ultimately not entitled, for any reason, to be paid fair value for the Company Common Shares in respect of which they have exercised Dissent Rights will be deemed to have participated nunc pro tunc in the Arrangement on the same basis as a holder of Company Common Shares that has not exercised Dissent Rights as at and from the time specified in sections 3.2(c), (d) and (e) and will receive, and be entitled to receive, only the consideration for each Company Common Share on the basis set forth in sections 3.2(c), (d) and (e), but in no case, except as expressly set out in this section 4.1, will the merged company, Parent, the Company or Subco or any other person be required to recognize such holders as holders of Company Common Shares after the completion of the step set forth in section 3.2(a), and each holder of Company Common Shares exercising Dissent Rights will cease to be entitled to the rights of a holder of Company Common Shares in respect of which such holder has exercised Dissent Rights and the central securities register for the Company will be amended to reflect that such former holder is no longer the holder of such Company Common Shares as and from the time of completion of the set forth in section 3.2(a).

ARTICLE V
DELIVERY OF PARENT COMMON SHARES

Section 5.1       Letter of Transmittal

At the time of mailing the Circular, the Company shall forward to each Shareholder at the address of such holder as it appears on the register maintained by or on behalf of the Company in respect of the holders of Company Common Shares the Letter of Transmittal.

Section 5.2       Delivery of Share Consideration

(a)
Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares which were cancelled in accordance with subsection 3.2(e) hereof, together with such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Parent Common Shares to which such holder is entitled to receive in accordance with subsection 3.2(e) hereof.

(b)
After the Effective Time and until surrendered for cancellation as contemplated by Section 5.2(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Company Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlement to the Share Consideration which the holder of such certificate is entitled to receive in accordance with Section 5.2(a) hereof.

Section 5.3       Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares which were cancelled in accordance with Section 3.2(e) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Parent Common Shares which such holder is entitled to receive in accordance with subsection 3.2(e) hereof. When authorizing such delivery of a certificate representing the Parent Common Shares in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Parent Common Shares is to be delivered shall, as a condition precedent to the delivery of such Parent Common Shares, give a bond satisfactory to Parent and the Depository in such amount as Parent and the Depository may direct, or otherwise indemnify Parent and the Depository in a manner satisfactory to Parent and the Depositary, against any claim that may be made against Parent or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of the Company.

Section 5.4       Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Company Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Company Common Shares.

Section 5.5       Withholding Rights

The merged company, Parent, Subco, the Company and the Depositary shall be entitled to deduct and withhold from the Share Consideration, all dividends or other distributions or any consideration otherwise payable to any Former Shareholder under this Arrangement such amounts as the merged company, Parent, Subco, the Company or the Depositary is required, entitled or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.6       Limitation and Proscription

To the extent that a Former Shareholder shall not have complied with the provisions of Section 5.2 or Section 5.3 hereof on or before the date which is six years after the Effective Date (the “final proscription date”), then the aggregate Share Consideration to which such Former Shareholder was entitled to receive shall be delivered to Subco by the Depositary, and the interest of the Former Shareholder in such Share Consideration to which it was entitled shall be terminated as of such final proscription date.

ARTICLE VI
AMENDMENTS

Section 6.1       Amendments to Plan of Arrangement

(a)
Subject to Section 6.1(b), (d) and (e), Parent, Subco and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Parent, Subco and the Company, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to the holders of Company Common Shares if and as required by the Court.

(b)
Notwithstanding anything herein or in the Arrangement Agreement, Parent and Subco shall be entitled, at any time prior to or following the Meeting, to modify this Plan of Arrangement to increase the consideration Parent is prepared to make available to Shareholders pursuant to the Arrangement whether or not the Board of Directors of the Company has changed its recommendation, provided that Parent and Subco shall use their commercially reasonable efforts to provide not less than one Business Day’s prior written notice of such proposal to the Company. Any such amendment, modification or supplement to this Plan of Arrangement shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company, Parent or Subco at any time prior to the Meeting, provided that the Company (except in the case of amendments contemplated in Section 6.1(b)), Parent and Subco shall have consented thereto in writing, with or without any other prior notice or communication. Any such proposed amendment, modification or supplement to this Plan of Arrangement shall become part of this Plan of Arrangement for all purposes.

(d)
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of Parent, Subco and the Company (except in the case of amendments contemplated in Section 6.1(b)), (ii) it is filed with the Court (other than amendments contemplated in Section 6.1(b) or (e), which shall not require such filing), and (iii) it is communicated to and, if required by the Court, consented to by holders of the Company Common Shares voting in the manner directed by the Court.

(e)
Any amendment, modification or supplement to this Plan of Arrangement may also be made following the Effective Time unilaterally by the merged company, provided that it concerns a matter which, in the reasonable opinion of the merged company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Former Shareholders. Notwithstanding the foregoing, no amendment, modification or supplement to this Plan of Arrangement made following the Effective Date shall be effective prior to the filing of the Arrangement Filings.

ARTICLE VII
GENERAL

Section 7.1       Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

Section 7.2       Paramountcy

From and after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to Company Common Shares issued prior to the Effective Time, (b) the rights and obligations of the holders of Company Common Shares and any trustee and transfer agent therefore, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Company Common Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

APPENDIX C

INTERIM ORDER

C-1

No. S-083208
VANCOUVER REGISTRY

SUPREME COURT
OF BRITISH COLUMBIA

MAY 06, 2008

ENTERED

SEAL

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
AURORA PLATINUM EXPLORATION INC.,
NEVORO PLATINUM INC. AND NEVORO INC.

AURORA PLATINUM EXPLORATION INC.

PETITIONER

INTERIM ORDER

BEFORE	)	TUESDAY THE 6th DAY
MASTER TAYLOR	)
	)	OF MAY, 2008

THIS WITHOUT NOTICE APPLICATION of the Petitioner, Aurora Platinum Exploration Inc. ("Aurora") for an Interim Order pursuant to its Petition filed on May 6, 2008 coming on for hearing at Vancouver, British Columbia, on the 6th day of May, 2008, AND ON HEARING Sean K. Boyle, counsel for Aurora, AND UPON READING the Petition herein and the Affidavit of Cameron Richardson on sworn May 6, 2008 and filed herein:

THIS COURT ORDERS THAT

DEFINITIONS
1.                      As used in this Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft Notice of Special Meeting of Shareholders and Management Information Circular of Aurora (the "Circular") attached as Exhibit "A" to the Affidavit of Cameron Richardson sworn on May 6, 2008 (the "Richardson Affidavit").

SPECIAL MEETING
2.                     Pursuant to section 288 of the Business Corporations Act (British Columbia), S.C.B.C. 2002, c. 57 (the "BCBCA") Aurora is authorized and directed to call, hold and conduct a special meeting (the "Meeting") of the holders (the "Shareholders") of common shares in the capital of Aurora (the "Common Shares") to be held at 10:00 a.m. (Vancouver time) on June 5, 2008 (or such later date as determined by the Chairman of Aurora) at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, to:

(a)
consider and, if deemed advisable, pass, with or without variation, a special resolution (the "Arrangement Resolution") adopting and approving, with or without variation, a proposed plan of arrangement (the "Arrangement") substantially in the form set out at Appendix "D" to the Circular, which is attached as Exhibit "A" to the Richardson Affidavit; and

(b)	transact such other business as may properly come before the Meeting or any adjournment thereof.

3.                     The Meeting shall be called, held and conducted in accordance with the BCBCA, the Circular and the articles of Aurora, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order and to the extent of any inconsistency or discrepancy, this Interim Order shall govern or, if not specified in the Interim Order, the Circular shall govern.

ADJOURNMENT
4.                     Aurora, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to Shareholders by one of the methods specified in paragraph 9 of this Interim Order.

5.                     At the Meeting Aurora may also transact such other business as is contemplated by the Circular or as otherwise may be properly brought before the Meeting.

6.                     The Record Date (as defined in paragraph 8 below) shall not change in respect of adjournments or postponements of the Meeting.

AMENDMENTS
7.                     Prior to the Meeting, Aurora is authorized to make such amendments, revisions or supplements to the Arrangement in accordance with the Arrangement Agreement without any additional notice to the Shareholders, and the Arrangement as so amended, revised and supplemented shall be the Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE
8.                      The record date for determining the Shareholders entitled to receive notice of, attend and vote at the Meeting shall be April 21, 2008, as previously approved by the Board of Directors of Aurora (the "Record Date").

NOTICE OF MEETING
9.                      The Circular, form of proxy and Notice of Hearing of Petition (collectively referred to as the "Meeting Materials") in substantially the same form as contained in Exhibits "A", "B" and "C" to the Richardson Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)
the Shareholders as they appear on the securities registers of Aurora as at the Record Date, such Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i)	by prepaid ordinary or air mail addressed to the Shareholder at his, her or its address as it appears on the applicable securities registers of Aurora as at the Record Date;

(ii)	by delivery in person or by delivery to the addresses specified in paragraph 9 (a)(i) above; or

(iii)
by email or facsimile transmission to any Shareholder who identifies himself, herself or itself to the satisfaction of Aurora, acting through its representatives, who requests such email or facsimile transmission; and

(b)
the directors and auditors of Aurora by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting; and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

10.                   The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Aurora shall not be required to send to the Shareholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

11.                   Accidental failure of or omission by Aurora to give notice to any one or more Shareholders or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Aurora (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order, or in relation to notice to Shareholders, a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Aurora then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE
12.                   The Meeting Materials shall be deemed, for the purposes of this Order, to have been received:

(a)	in the case of mailing, when deposited in a post office or public letter box;

(b)	in the case of delivery in person, upon personal delivery or upon delivery to the person's address in paragraph 9 above; and

(c)	in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS
13.                   Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the Shareholders by press release, news release, newspaper advertisement or by notice sent to the Shareholders by any of the means set forth in paragraph 9 herein, as determined to be the most appropriate method of communication by the Board of Directors of Aurora.

QUORUM AND VOTING
14.                   The quorum at the Meeting shall be the quorum for the approval of a special resolution pursuant to the articles of Aurora.

15.                   The votes taken at the Meeting shall be taken on the basis of one vote per Common Share and the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least 66 2/3 % of the aggregate votes cast by the Shareholders, voting as a single class, present in person or represented by proxy at the Meeting.

16.                   In all other respects, the terms, restrictions and conditions of the articles of Aurora will apply in respect of the Meeting.

PERMITTED ATTENDEES
17.                   The only persons entitled to attend the Meeting shall be the registered Shareholders or their respective proxyholders as of the Record Date, Aurora's directors, officers, auditors and advisors, representatives of Nevoro and its auditors and advisors and any other person admitted on the invitation of the Chair or with the consent of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Shareholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS
18.                   A representative of Aurora's registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the Meeting.

SOLICITATION OF PROXIES
19.                   Aurora is authorized to use the form of proxy in connection with the Meeting, in substantially the same form as attached as Exhibit "B" to the Richardson Affidavit and Aurora may in its discretion waive generally the time limits for deposit of proxies by Shareholders if Aurora deems it reasonable to do so. Aurora is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20.                   The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS
21.                   Each registered Shareholder shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of sections 237-247 of the BCBCA and the Arrangement, except that in order for a dissenting Shareholder to be entitled to make a claim pursuant to Section 242, written notice of dissent must be received by Aurora no later than 5:00 pm (Vancouver time) on June 3, 2008, at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3, Attention: Peter O'Callaghan, (or 5:00 pm (Vancouver time) on the day that is two business days immediately preceding any adjourned or postponed Meeting).

APPLICATION FOR FINAL ORDER
22.                   Upon the approval, with or without variation by the Shareholders of the Arrangement, in the manner set forth in this Interim Order, Aurora may apply to this Court for an Order:

(a)	pursuant to BCBCA Section 291(4)(a) approving the Arrangement; and

(b)	pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement are fair and reasonable.

(collectively, the "Final Order")

and that the hearing of the Final Order will be held on June 6, 2008 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct.

23.                   The form of Notice of Hearing of Petition is hereby approved as the form of Notice of Proceedings for such approval. Any Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order.

24.                   Any Securityholder seeking to appear at the hearing of the application for the Final Order shall:

(a)	file an Appearance, in the form prescribed by the Rules of Court, with this Court;

and

(b)	deliver the filed Appearance, to the Petitioner's solicitors at:

BLAKE, CASSELS & GRAYDON LLP
Suite 2600, Three B entail Centre
595 Burrard Street, P.O. Box 49314
Vancouver, B.C. V7X1L3

Attention: Peter O'Callaghan/Sean K. Boyle

by or before 4:00 p.m. (Vancouver time) on June 5, 2008.

25.                    Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Order shall constitute good and sufficient service of the within proceedings and no other form of service need be made and no other material need be served on such persons in respect of these proceedings and that service of the affidavits in support is dispensed with.

26.                    In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered an Appearance in accordance with this Order need be provided with further materials filed herein and notice of the adjourned hearing date.

VARIANCE
27.                    The Petitioner shall be entitled, at any time, to apply to vary this Order.

Rules 44 and 51A of the Rules of Court will not apply to any further applications in of this proceeding, including the application for the Final Order and any application to is Interim Order.

BY THE COURT

Illegible
DEPUTY DISTRICT REGISTRAR

OVED AS TO FORM
illegible

/s/ Sean K. Boyle
or for the Petitioner
Sean K. Boyle

NO.________________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA.

IN THE MATTER OF SECTION 288 OF THE BUSINESS
CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT
INVOLVFNG
AURORA PLATINUM EXPLORATION INC.,
NEVORO PLATINUM INC. AND NEVORO INC.

AURORA PLATINUM EXPLORATION INC.

PETITIONER

INTERIM ORDER

SEAN K. BOYLE
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC.V7X1L3
(604)631-3300

APPENDIX D

NOTICE OF HEARING OF PETITION

D-1

NO. S-083208
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
AURORA PLATINUM EXPLORATION INC.,
NEVORO PLATIUM INC. AND NEVORO INC.

AURORA PLATINUM EXPLORATION INC.

PETITIONER

NOTICE OF HEARING OF PETITION

TO:	THE SHAREHOLDERS OF AURORA PLATINUM EXPLORATION INC.

AND TO:	NEVORO PLATIUM INC.

AND TO:	NEVORO INC.

NOTICE IS HEREBY GIVEN that a Petition has been filed by Aurora Platinum Exploration Inc. (the "Petitioner") in the Supreme Court of British Columbia for approval of a plan of arrangement (the "Arrangement"), pursuant to Section 288 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia, pronounced May 6, 2008, the Court has given directions as to the calling of a special meeting of the holders of common shares (the "Shareholders") of the Petitioner for the purpose of considering and voting upon the Arrangement and approving the Arrangement;
50606895.2

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement are fair to the Shareholders shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on the 6th day of June, 2008, at 9:45 a.m. (Vancouver time), or so soon thereafter as counsel may be heard (the "Final Application").

IF YOU WISH TO BE HEARD, any Shareholder affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and delivered a copy of the filed Appearance, together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on June 5, 2008.

The Petitioner's address for delivery is: c/o Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, Attention: Peter J. O' Callaghan/ Sean K. Boyle.

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Appearance" as aforesaid. You may obtain a form of "Appearance" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Shareholders.

A copy of the said Petition and other documents in the proceedings will be furnished to any member of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at its address for delivery set out above.

DATED at Vancouver, British Columbia, this 6th day of May, 2008.

/s/ Sean K. Boyle
SOLICITOR FOR THE PETITIONER
SEAN K, BOYLE

NO. ______________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS
CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT
INVOLVING
AURORA PLATINUM EXPLORATION INC.,
NEVORO PLATIUM INC. AND NEVORO INC.

AURORA PLATINUM EXPLORATION INC.

PETITIONER

NOTICE OF HEARING OF PETITION

SEAN K. BOYLE
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC, V7X 1L3
(604)631-3300

APPENDIX E

DISSENT PROVISIONS OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

DIVISION 2 – DISSENT PROCEEDINGS

237.  Definitions and application

(1)	In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)
in the case of a dissent in respect of an arrangement approved by a court order made under section 291(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)
in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

238.  Right to dissent

(1)	A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

239.  Waiver of right to dissent

(1)	A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)
If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)
any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)
If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

240.  Notice of resolution

(1)
If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)
If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)
If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

241.  Notice of court orders

If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

242.  Notice of dissent

(1)	A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(a), (b), (c), (d), (e) or (f) must,

(a)
if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)
The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

243.  Notice of intention to proceed

(1)	A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1)(a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

244.  Completion of dissent

(1)
A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1)(c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)
Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)
Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

245.  Payment for notice shares

(1)	A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)
determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)
pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)
the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)
if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

246.  Loss of right to dissent

The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

247.  Shareholders entitled to return of shares and rights

If, under section 244(4) or (5), 245(4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)
the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX F

AUDITED FINANCIAL STATEMENTS OF AURORA

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007

F-1

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Financial Statements

December 31, 2007 and 2006
(Expressed in U.S. Dollars)

Index

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss)

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Aurora Metals (BVI) Limited

We have audited the accompanying consolidated balance sheets of Aurora Metals (BVI) Limited (an exploration stage company) and Subsidiary ("the Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity (deficiency) and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007, and for the period from June 17, 1997 (date of inception) to December 31, 2007.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  The Company's financial statements for the period from June 17, 1997 (date of inception) through December 31, 2004, were audited by other auditors whose report, dated May 25, 2005, expressed an unqualified opinion on those statements and included an explanatory paragraph that referred to substantial doubt about the Company's ability to continue as a going concern.  The financial statements for the period from June 17, 1997 (date of inception) through December 31, 2004, reflect a net loss of $1,687,130, which amount is included in the accumulated deficit as of December 31, 2007.  The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aurora Metals (BVI) Limited (an exploration stage company) and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, and for the period from June 17, 1997 (date of inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company has not been able to generate any operating revenues or positive cash flows from operations to date and has an accumulated deficit of $2,111,452 at December 31, 2007.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans regarding those matters are described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN PLLC

May 5, 2008
Seattle, Washington

3

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2007 and 2006
(Expressed in U.S. Dollars)
	2007	2006

ASSETS
Current assets
Cash	$9,671	$4,874
Available-for-sale securities	4,257	23,414
Prepaid expenses and other	10,121	106
Total current assets	24,049	28,394

Mineral property	-	-
Total assets	$24,049	$28,394

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued expenses	$55,340	$12,290
Accounts payable and accrued expenses - related parties	105,297	81,421
Deferred revenue	-	18,571
Total current liabilities	160,637	112,282

Stockholders' Equity (Deficiency)
Share capital
Authorized:
50,000,000 common shares, par value $0.01
Issued and outstanding:
19,981,476 (December 31, 2006 - 19,981,476) common shares	199,815	199,815
Additional paid-in capital	1,775,049	1,775,049
Deficit accumulated during the exploration stage	(2,111,452)	(2,046,295)
Accumulated other comprehensive income (loss)	-	(12,457)
Stockholders' equity (deficiency)	(136,588)	(83,888)
Total liabilities and stockholders' equity (deficiency)	$24,049	$28,394

The accompanying notes are an integral part of these consolidated financial statements

4

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
	Cumulative from
Consolidated Statements of Operations	June 17	Year	Year	Year
(Expressed in U.S. Dollars)	1997 (inception)	Ended	Ended	Ended
	to December 31	December 31	December 31	December 31
	2007	2007	2006	2005

General and administrative expenses
Administrative and general	$300,172	$42,952	$53,358	$77,906
Professional fees - accounting and audit	127,896	29,255	21,970	10,942
Professional fees - legal	166,792	25,045	14,487	543
Consulting fees	274,984	3,037	35,000	100,615
Stock based compensation	59,500	-	-	50,000
	(929,344)	(100,289)	(124,815)	(240,006)
Project development expenses	(235,291)	-	(10,346)	(7,198)
Project finder's fee	(72,750)	-	-	-
Exploration expenses	(910,329)	-	-	-
Lease maintenance fee	(62,995)	(26,825)	(8,575)	(5,525)
Other than temporary impairment loss on available-for-sale securities	(31,614)	(31,614)	-	-
Forgiveness of management fees	35,000	35,000	-	-
Other income	95,871	58,571	23,800	13,500
Net loss for the period	$(2,111,452)	$(65,157)	$(119,936)	$(239,229)

Net Loss per share - basic and diluted		$(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding - basic and diluted		19,981,476	19,740,539	18,072,684

The accompanying notes are an integral part of these consolidated financial statements

5

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss)
From June 17, 1997 (inception) to December 31, 2007								PAGE 1 OF 3
(Expressed in U.S. Dollars)					Deficit
					Accumulated	Accumulated	Total	Total
				Additional	during	other	Stockholders	comprehensive
	Common stock			Paid-in	exploration	comprehensive	equity	income
	Shares	Amount		capital	stage	income (loss)	(deficiency)	(loss)
	#	$		$	$	$	$	$

Balance June 17, 1997	-		-	-	-	-	-	-
Issuance of shares for cash, June 1997	13,000,000		130,000	(129,900)	-	-	100	-
Components of comprehensive income (loss)
Net income (loss) for the year					(1,855)	-	(1,855)	(1,855)
Balance, December 31, 1997	13,000,000		130,000	(129,900)	(1,855)	-	(1,755)	(1,855)
Components of comprehensive income (loss)
Net income (loss) for the year					(2,013)		(2,013)	(2,013)
Balance, December 31, 1998	13,000,000		130,000	(129,900)	(3,868)	-	(3,768)	(2,013)
Components of comprehensive income (loss)
Net income (loss) for the year					(1,512)	-	(1,512)	(1,512)
Balance, December 31, 1999	13,000,000		130,000	(129,900)	(5,380)	-	(5,280)	(1,512)
Components of comprehensive income (loss)
Net income (loss) for the year					(419,625)	-	(419,625)	(419,625)
Balance, December 31, 2000	13,000,000		130,000	(129,900)	(425,005)	-	(424,905)	(419,625)
Unexchanged certificate	(126,057)		(1,261)	1,261	-	-	-	-
Issuance of shares for cash, Feb2001	857,143		8,571	591,429	-	-	600,000	-
Issuance of shares for debt settlement, Jun2001	217,357		2,174	149,976	-	-	152,150	-
Allotted 25,000 shares for debt settlement, Jul 2001	-		-	15,000	-	-	15,000	-
Issuance of shares for debt settlement, Jul2001	295,683		2,957	204,022	-	-	206,979	-
Components of comprehensive income (loss)
Net income (loss) for the year	-		-	-	(568,694)	-	(568,694)	(568,694)
Balance, December 31, 2001	14,244,126		142,441	831,788	(993,699)	-	(19,470)	(568,694)
Issuance of previously allocated shares, Jan2002	25,000		250	(250)	-	-	-	-
Issuance of shares for debt settlement, Jan2002	600,000		6,000	94,000	-	-	100,000	-
Issuance of shares for cash, Apr2002	750,000		7,500	142,500	-	-	150,000	-
Issuance of shares for finder's fee, Apr2002	150,000		1,500	28,500	-	-	30,000	-

The accompanying notes are integral part of these consolidated financial statements.

6

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss)
From June 17, 1997 (inception) to December 31, 2007								PAGE 2 OF 3
(Expressed in U.S. Dollars)					Deficit
					Accumulated	Accumulated	Total	Total
				Additional	during	other	stockholders’	comprehensive
	Common stock			Paid-in	exploration	Comprehensive	equity	income
	Shares	Amount		capital	stage	income (loss)	(deficiency)	(loss)
	#	$		$	$	$	$	$

Finder's fee charges to additional paid in capital, Apr2002	-		-	(30,000)	-	-	(30,000)	-
Issuance of shares for services provided, Jun2002	50,000		500	17,500	-	-	18,000	-
Stock based compensation	-		-	9,500	-	-	9,500	-
Components of comprehensive income (loss)
Net income (loss) for the year	-		-	-	(227,812)	-	(227,812)	(227,812)
Balance, December 31, 2002	15,819,126		158,191	1,093,538	(1,221,511)	-	30,218	(227,812)
Issuance of shares for services provided, May2003	472,500		4,725	160,650	-	-	165,375	-
Issuance of shares for finder's fee, May2003
(relating to License agreement)	171,450		1,715	58,285	-	-	60,000	-
Components of comprehensive income (loss)
Net income (loss) for the year	-		-	-	(288,706)	-	(288,706)	(288,706)
Balance, December 31, 2003	16,463,076		164,631	1,312,473	(1,510,217)	-	(33,113)	(288,706)
Issuance of shares and warrants for cash, May2004	1,000,000		10,000	140,000	-	-	150,000	-
Issuance of shares for finder's fee, May2004
(relating to License agreement)	85,000		850	11,900	-	-	12,750	-
Components of comprehensive income (loss)
Net income (loss) for the year	-		-	-	(176,913)	-	(176,913)	(176,913)
Balance, December 31, 2004	17,548,076		175,481	1,464,373	(1,687,130)	-	(47,276)	(176,913)
Issuance of shares to settle accounts payable, Jan2005	533,400		5,334	74,676	-	-	80,010	-
Stock based compensation, August 2005	-		-	50,000	-	-	50,000	-
Components of comprehensive income (loss)
Net income (loss) for the year	-		-	-	(239,229)	-	(239,229)	(239,229)
Unrealized loss on available-for-sale securities	-		-	-	-	(6,750)	(6,750)	(6,750)
Balance, December 31, 2005	18,081,476		180,815	1,589,049	(1,926,359)	(6,750)	(163,245)	(245,979)

The accompanying notes are integral part of these consolidated financial statements.

7

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss)
From June 17, 1997 (inception) to December 31, 2007								PAGE 3 OF 3
(Expressed in U.S. Dollars)					Deficit
					Accumulated	Accumulated	Total	Total
				Additional	during	other	stockholders’	comprehensive
	Common stock			Paid-in	exploration	Comprehensive	equity	income
	Shares	Amount		capital	stage	income (loss)	(deficiency)	(loss)
	#	$		$	$	$	$	$

Balance, December 31, 2005	18,081,476		180,815	1,589,049	(1,926,359)	(6,750)	(163,245)	(245,979)

Issuance of shares to settle accounts payable, Feb 2006	1,600,000		16,000	144,000	-	-	160,000	-
Issuance of shares on exercise of warrants for cash, April 2006	300,000		3,000	42,000	-	-	45,000	-
Components of comprehensive income (loss)
Net income (loss) for the year	-		-	-	(119,936)	-	(119,936)	(119,936)
Unrealized loss on available-for-sale securities	-		-	-	-	(5,707)	(5,707)	(5,707)
Balance, December 31, 2006	19,981,476		199,815	1,775,049	(2,046,295)	(12,457)	(83,888)	(125,643)

Components of comprehensive income (loss)
Net income (loss) for the year	-		-	-	(65,157)	-	(65,157)	(65,157)
Unrealized loss on available-for-sale securities	-		-	-	-	(19,157)	(19,157)	(19,157)
Reclassification adjustment for other than temporary impairment loss on available-for-sale securities	-		-	-	-	31,614	31,614	31,614
Balance, December 31, 2007	19,981,476		199,815	1,775,049	(2,111,452)	-	(136,588)	(52,700)

The accompanying notes are integral part of these consolidated financial statements.

8

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
	Cumulative from
Consolidated Statements of Operations	June 17	Year	Year	Year
(Expressed in U.S. Dollars)	1997 (inception)	Ended	Ended	Ended
	to December 31	December 31	December 31	December 31
	2007	2007	2006	2005

Cash flows from operating activities
Net loss for the period	$(2,111,452)	$(65,157)	$(119,936)	$(239,229)
Adjustments to reconcile net loss to
Adjustments to reconcile net loss to net cash used in operating activities:
- available for sale securities received as income	(35,871)	(18,571)	(3,800)	(13,500)
- Other than temporary impairment loss on available-for-sale securities	31,614	31,614	-	-
- forgiveness of management fees	(35,000)	(35,000)	-	-
- stock based compensation	59,500	-	-	50,000
- issuance of stock for services	256,125	-	-	-
Changes in assets and liabilities:
- (increase) decrease in prepaid expenses and other current assets	(10,121)	(10,015)	-	-
- (decrease) increase accounts payable and accrued expenses	535,647	101,926	78,653	174,991
Net cash provided by (used in) operating activities	(1,309,558)	4,797	(45,083)	(27,738)

Cash flows from financing activity
Proceeds from issuance of common stock	1,319,229	-	45,000	-
Net Increase (decrease) in cash	9,671	4,797	(83)	(27,738)
Cash, beginning of period	-	4,874	4,957	32,695
Cash, end of period	$9,671	$9,671	$4,874	$4,957

Non-cash operating and financing activities
Shares issued for settlement of accounts payable		$-	$160,000	$80,010

The accompanying notes are an integral part of these financial statements

9

Notes to Consolidated Financial Statements

1.	Nature of Business and Going Concern

Aurora Metals (BVI) Limited (the “Company”) was incorporated as Aurora Gold (BVI) Limited in the British Virgin Islands under the International Business Companies Act on the 17th day of June 1997. The Company changed its name to Aurora Metals (BVI) Limited on May 10, 2000. The Company was re-registered as a BVI Business Company on the 1st day of January 2007.  The Company was a subsidiary of Aurora Gold Corporation until it was spun-off on March 9, 2001.

The Company is in the mineral exploration business. Since inception, the Company has been in the process of exploring its mineral properties and has not yet determined whether the properties contain proven reserves that are economically recoverable. To date, the Company is considered to be in the exploration stage and operating in a single segment based upon the Company’s organizational structure, the way in which its operations are managed and evaluated, the availability of separate financial results and materiality considerations.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The general business strategy of the Company is to acquire mineral properties either directly or through the acquisition of operating entities.   The Company has incurred operating losses since inception, has an accumulated deficit of $2,111,452 as at December 31, 2007 and has not generated any operating revenues or positive cash flows from operations to date. The continued operations of the Company is dependent upon the existence of economically recoverable mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. The Company requires additional funds to meet its obligations and maintain its operations.  These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in this regard are to raise equity financing through private or public equity investment in order to support existing operations and expand its business. There is no assurance that such additional funds will be available to the Company when required or on terms acceptable to the Company. These consolidated financial statements do not include any adjustments that might result from this uncertainty.

2.	Significant Accounting Policies

(a)	Principles of Accounting

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiary, Crystal Coding Limited. Collectively, they are referred to herein as “the Company”. Significant inter-company accounts and transactions have been eliminated.

(b)	Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and assumptions.

(c)	Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased.  The Company did not have any cash equivalents at December 31, 2007 and 2006. No material amounts were paid for interest expense and no amounts were paid for income taxes in 2007, 2006 or 2005.

10

2.	Significant Accounting Policies (continued)

(d)	Available-for-Sale Securities

The Company’s available-for-sale securities consist of shares of common stock of one publicly traded company and are stated at fair value. The cost of these securities is $4,257 at December 31, 2007 (2006 - $35,871) and the gross unrealized holding loss of $Nil (2006 - $12,457) is included in accumulated other comprehensive income (loss) at December 31, 2007. Any unrealized holding gains or losses in these securities are included in the determination of accumulated other comprehensive income (loss). If a loss in value in the available-for-sale securities is considered to be other than temporary, it is recognized in the determination of net income. During the year ended December 31, 2007, the Company recognized an other than temporary impairment loss on the available-for-sale securities which were written down $31,614 to their estimated realizable value at December 31, 2007, because, in the opinion of management, the decline in the market value of those securities was considered to be other than temporary. Cost is based on the specific identification method for the individual securities to determine realized gains or losses.

(e)	Mineral Properties and Exploration Expenses

Exploration costs are charged to operations as incurred until such time that proven reserves are discovered. From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2007 and 2006, the Company did not have proven reserves.

Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities.

Costs  related  to  site  restoration  programs  are  accrued over the life  of  the  project.

(f)	Share-Based Payment

The Company has an Employees’ and Directors’ Stock Option Plan which is disclosed in Note 5. On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment”, (SFAS No. 123R) on a modified prospective basis. Prior to January 1, 2006, the Company recorded compensation costs using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”. The adoption of SFAS No. 123(R) did not have an impact on the Company’s consolidated financial position and results of operations as no stock options were granted or modified in 2007 or 2006 and all stock options outstanding at December 31, 2005 were fully vested. The fair value of stock options at the date of grant is amortized to General and administrative expenses, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period.

(g)	Foreign Currency Transactions

The Company considers the U.S. dollar to be its functional currency. Accordingly, assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in Administrative and general expenses in the consolidated statements of operations and were not material in 2007, 2006 or 2005.

(h)	Concentration of Credit Risk

The Company places its cash with high credit quality financial institutions. The Company did not have funds deposited in banks beyond the insured limits as of December 31, 2007 and 2006.

11

2.	Significant Accounting Policies (continued)

(i)	Comprehensive income

The Company has adopted SFAS No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Consolidated Statements of Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss). Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

Accumulated other comprehensive income (loss) consists entirely of unrealized losses on available-for-sale securities at December 31, 2006. There is no accumulated comprehensive income (loss) at December 31, 2007.

(j)	Fair Value of Financial Instruments and Risks

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair value.

The carrying value of cash and accounts payable and accrued expenses approximate their fair value because of the short-term nature of these instruments. The Company adjusts the carrying value of its short-term investments to fair value with any unrecognized gains or losses recorded as a component of “Accumulated Other Comprehensive Income” and thus the carrying value equals fair value. Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

(k)	Income Taxes

The Company has adopted SFAS No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method.  Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

The Company was formed in The British Virgin Islands which does not require the payment of income taxes. The Company’s operations in the United States operate at a tax loss which is not expected to provide future tax benefits, therefore, no provision for income taxes has been provided for in these consolidated financial statements. Management of the Company has not determined if there are any tax net operating losses generated in the United States. If there were, any net operating loss carryforwards would be fully reserved.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB interpretation No. 48 (“FIN No. 48”).  This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109.  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return.  It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006.  The adoption of this interpretation did not have a material impact on the Company’s results of operations or financial position.  As such, the Company has not recorded any liabilities for uncertain tax positions or any related interest and penalties.

12

2.	Significant Accounting Policies (continued)

(l)	Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during the year.  Diluted loss per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive securities and is equivalent to basic loss per share for 2007, 2006 and 2005, because potentially dilutive securities outstanding were anti-dilutive due to the net losses incurred in each year. Potentially dilutive securities outstanding for the years ended December 31, 2007, 2006 and 2005 consisted of stock options and stock purchase warrants (see notes 5 and 6).

(m)	New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, except for nonfinancial assets and liabilities which has been delayed until after November 15, 2008. The Company does not expect the adoption of FAS 157 to have a significant impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of FAS 159 to have a significant impact on its financial statements.

In June 2007, the Emerging Issues Task Force of the FASB issued EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities (“EITF 07-3”), which is effective for fiscal years beginning after December 15, 2007. EITF 07-3 requires that nonrefundable advance payments for future research and development activities be deferred and capitalized. Such amounts will be recognized as an expense as the goods are delivered or the related services are performed. The Company does not expect the adoption of EITF 07-3 to have a material impact on its financial results.

In December 2007, the Emerging Issues Task Force of the FASB issued EITF Issue No. 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”), which is effective for fiscal years beginning after December 15, 2008. EITF 07-1 provides income statement classification and related disclosure guidance for participants in a collaborative arrangement. The Company does not expect the adoption of EITF 07-1 to have a material impact on its financial results.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“FAS 160”), which amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for the Company’s fiscal year beginning January 1, 2009. The Company does not expect the adoption of FAS 160 to have a material impact on its financial results.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“FAS 141R”), which establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in an acquisition, at their fair value as of the

13

2.	Significant Accounting Policies (continued)

(m)	New Accounting Pronouncements (continued)

acquisition date. FAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This standard will change the Company’s accounting treatment for business combinations on a prospective basis.

3.	Mineral Property

(a)	Mountain View Lease Agreement

The Company has entered into an agreement with Fort Stockton Investments, Inc. and Mouat Nickel Mines, Inc., and fifteen individuals, (collectively the "Lessors") for exploration for platinum group metals ("PGM"), in the Stillwater Complex, Montana. The Stillwater Complex is located in the Beartooth Mountains in south-central Montana.  The agreement covers 77 unpatented claims and one patented claim, all located in Stillwater County. The claims are contiguous, with an area of approximately 1,719 acres.

The Lease Agreement has a Primary Term of ten years from the date of execution, extendable for a further five years upon payment of Advance Royalties of US$50,000. Advance Royalties of US$500,000 are payable at commencement of mine construction.

The Company has honored its obligations under the Mountain View Lease Agreement with regards to payments and other matters and the agreement is in good standing.

(b)	Basal Zone Lease Agreement

The Company has entered into an agreement with Fort Stockton Investments, Inc. and Mouat Nickel Mines, Inc. (“Basal Zone Lessors”) for exploration for platinum group metals (“PGM”), and nickel-copper-cobalt mineralization, in the Stillwater Complex, Montana.  The agreement covers an area of approximately 903 acres, in 9 unpatented claims and 34 patented claims in Stillwater County, and 17 unpatented claims, covering approximately 345 acres, in Sweet Grass County. The Lease Agreement has a Primary Term of ten years from the date of execution, extendable for a further five years.

The Company has honored its obligations under the Basal Zone Lease Agreement with regards to payments and other matters and the agreement is in good standing.

(c)	Aurora-Trend Stillwater Joint Venture Agreement

On September 17, 2004 the Company signed a Letter of Intent with Trend Mining Company (“Trend”) with the aim of establishing a joint venture for exploration on certain claims covered by the Basal Zone and Mountain View lease Agreements.  After several extensions to the Letter of Intent, an agreement entitled “Aurora-Trend Stillwater Joint Venture Agreement” (“A-TSVA”) was signed with an effective date of January 1, 2005.

Under the terms of the A-TSVA, Trend was the operator during the exploration phase of the joint venture and could earn 50% in the claim blocks after spending $2 million over five years.  Work commitments during the first and second years, 2005 and 2006, were $100,000 and $400,000 respectively, after which work commitments were $500,000 per year.   Upon spending $2 million, a joint venture company would be formed by the Company and Trend to operate and further develop the properties.  Trend would pay annual claim fees and lease payments on a pro rata basis commensurate with claims assigned to the A-TSVA.

Consideration paid, or to be paid, by Trend to the Company included: 50,000 shares of Trend’s common stock on signing of the Agreement (received in 2005 and recorded at fair value of $13,500; included in other income); $20,000 in cash (received in 2006; included in other income) and 20,000 shares of Trend’s common

3.	Mineral Property (cont’d)

stock on the first anniversary date, January 1, 2006 (received in  2006 and recorded at fair value of $3,800; included in other income); and $20,000 in cash or equivalent value in shares of Trend’s common stock each year starting on the second anniversary date (January 1, 2007; the payment due January 1, 2007 was received in December 2006 in the form of 142,857 shares of Trend’s common stock valued at $18,571 included in deferred revenue at December 31, 2006 and transferred to other income at January 1, 2007) until Trend had spent the agreed upon sum of $2 million.

At December 31, 2007, Trend was in default of the A-TSVA and the agreement was not in good standing.

Trend was in default with respect to its work commitments on the property. As at December 31, 2007, Trend had spent a cumulative total of $372,375 (2007 - $0; 2006 - $99,988 in expenses plus allowable general and administrative charges of $4,995 for total expenditures of $104,983 and 2005 - $254,659 in expenses plus allowable general and administrative charges of $12,733 for total expenditure of $267,392) of the required cumulative work commitment of $1,000,000 (2007 - $500,000; 2006 - $400,000 and 2005 - $100,000) as of December 31, 2007. Trend was therefore in default in their cumulative work commitment in the amount of $627,625.  The Company was also of the opinion that Trend’s force majeure claim in 2006 for not completing the required 2006 work commitment was incorrect.

Trend was also delinquent in its obligations under the A-TSVA with regards to reimbursement to the Company for Trend’s share of the monthly rent payment for the Basal Zone Lease in the amount of $8,100 and for their share of the Maintenance Fee for the 2008 assessment year payable to the United States Department of the Interior Bureau of Land Management in the amount of $8,875. The amounts receivable from Trend have not been recognized in these consolidated financial statements as at December 31, 2007.

On December 20, 2007, the Company filed a lawsuit in the Montana 22nd Judicial District Court, Stillwater County, (the “Lawsuit”) seeking a declaration that, among other things, the A-TSVA with Trend had expired and/or terminated and that Trend had no right, title, or interest in the subject leases or the subject mining claims. The Company claimed, among other things, that Trend did not make the minimum annual exploration expenditures required under the A-TSVA. Under the Lawsuit, the Company asserted that Trend had breached the terms of the agreement and the Company was seeking “quiet title” to the claims that were subject to the agreement, a declaratory judgment that the agreement was terminated, that Trend had no interest in the mineral properties of the agreement, and damages (see Note 7 regarding Settlement of the Lawsuit subsequent to year-end).

4.	Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements include:

As at December 31, 2007 $5,016 (December 31, 2006 - $35,000) included in accounts payable and accrued expenses – related parties was due to an officer/director of the Company (a former officer/director of the Company was included at December 31, 2006) for consulting services and reimbursement of expenses.  The amount consisted of accruals for services and reimbursement of expenses in the amount of $5,016 for A. Cameron Richardson, President, CEO, and CFO and a Director of the Company. The $35,000 included in accounts payable and accrued expenses – related parties at December 31, 2006 for officer/director consulting services in 2006 was forgiven by the officers/directors in 2007.

In February 2006 the Company entered into a debt settlement agreement with J.A.A. James and A. Cameron Richardson, both officers and directors, to settle $100,000 and $60,000, respectively, of amounts owed them at December 31, 2005 through the issuance of 1.6 million shares of common stock of the Company.

Included in accounts payable and accrued expenses – related parties at December 31, 2007 is $100,281 (December 31, 2006 - $46,421), payable to JAMine, Inc., a private company owned jointly by J.A.A. and I. A. James.  The amount includes payments for telecommunications, general office expenses, and travel and accommodation incurred by J.A.A. James for expenses directly connected with the Company.

14

4.	Related Party Transactions (continued)

During 2005, the Company entered into a debt settlement agreement with J.A.A. James and A. Cameron Richardson to settle $50,010 and $30,000, respectively, of amounts owed them at December 31, 2004. J.A.A.  James was issued 333,400 shares of common stock of the Company at $0.15 per share and A. Cameron Richardson was issued 200,000 shares of common stock of the Company at $0.15 per share.

5.	Stock Option Plan

The Board of Directors approved a stock option plan (the "Plan") in 2002, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options of the Company's common stock.  The maximum aggregate number of shares that may be issued under the Plan in any calendar year shall be an amount equal to 15% of the issued and outstanding of the Company's common stock on January 1st of each year.  Each option granted under the Plan shall be exercisable on and after the six-month anniversary of the grant date and the maximum term of the option is five years after the date of the grant.  The Plan is administered by the Board of Directors.  There were no stock options granted in 2007, 2006 or 2005.

Stock option information for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Options outstanding and exercisable
	Shares	Weighted Average Exercise Price
		$

Balance, December 31, 2005 and 2006	1,000,000	0.05
Options granted	-	-
Options expired	(1,000,000)	(0.05)
Balance, December 31, 2007	-	-

At December 31, 2006 there were 1,000,000 stock options outstanding, comprising 500,000 each to J.A.A. James and A.C. Richardson, officers and directors of the Company. The stock options were fully vested.  These stock options were re-priced to an exercise price of $0.05 by Directors’ consent Resolution in August 2005. At the date of repricing, the options were accounted for as variable stock option awards. No compensation expense was recorded at the date of repricing because the exercise price of the stock options was equal to the market value of the Company’s common stock at that date. As of December 31, 2005, compensation expense of $50,000 was recorded equal to the incremental increase in the market value of the Company’s common stock over the exercise price.

6.	Share Purchase Warrants

Share purchase warrants outstanding as at December 31, 2007:

Number of shares	Exercise Price	Expiry Date

-	$ -

Share purchase warrants outstanding as at December 31, 2006:

Number of shares	Exercise Price	Expiry Date

700,000	$0.15	April 23, 2007

15

6.	Share Purchase Warrants (continued)

Share purchase warrants outstanding as at December 31, 2005:

Number of shares	Exercise Price	Expiry Date

1,000,000	$0.15	April 23, 2006

Each warrant entitles the holder to purchase one common share of the Company. The expiry date for the warrants was extended to April 23, 2007 from April 23, 2006 by Directors’ consent Resolution in March 2006. The warrants were issued in connection with a 2004 private placement of shares of common stock. No compensation was recorded at the date of issuance. There was no effect on operations resulting from the modification. In April 2006, 300,000 of these warrants were exercised and the Company received proceeds of $45,000 and issued 300,000 shares of its common stock. The remaining warrants expired on April 23, 2007.

7.	Subsequent Events

(1)
In February 2008, Aurora Metals incorporated Aurora Metals USA, Inc., a 100% wholly owned subsidiary in the State of Montana, USA to acquire mineral properties either directly or through the acquisition of operating entities.

(2)
In April 2008, the Company entered into a Settlement Agreement with Trend regarding the Lawsuit filed in the Montana 22nd Division District Court and the A-TSVA between the Company and Trend on the Company’s Montana properties.  The Company filed the lawsuit to obtain a judicial confirmation that the A-TSVA was terminated and to quiet title to the properties in the Company.

Pursuant to the Settlement Agreement, in exchange for the payment by the Company to Trend of $50,000, Trend has agreed that the A-TSVA has been terminated and Trend has released any claim of interest in and to the Company’s property.  The pending Lawsuit on the A-TSVA and the properties will be dismissed and deemed fully and finally settled.

(3)
During the year ended December 31, 2007, Nevoro Inc. (“Nevoro”) signed a Confidentiality Agreement with the Company to assess confidential information regarding the properties held by the Company in Montana. As part of the terms of the Agreement, Nevoro paid the Company $40,000. The amount paid was non-refundable and was recorded in other income on the Consolidated Statements of Operations for the year ended December 31, 2007.

In April 2008, the Company entered into an Arrangement Agreement with Nevoro pursuant to which Nevoro will acquire 100% of the common shares of the Company by way of a shareholder and court approved plan of arrangement whereby each of the Company’s common shares will be exchanged for one Nevoro common share. Holders of more than 50% of the outstanding common shares of the Company have entered into voting agreements with Nevoro pursuant to which they have agreed, among other things, to vote their common shares in flavor of the plan of arrangement.  The shareholders of the Company will not own a controlling interest in Nevoro as a result of this transaction. The plan of arrangement is expected to complete on or before July 31, 2008.

In addition to the Arrangement Agreement, Nevoro and the Company executed a grid note (the “Note”) under which the Company can receive up to C$500,000, in the aggregate, from Nevoro. The advances will be secured by a mortgage of the Company’s interest in the Stillwater Project and bear interest at a rate equal to Prime Rate, as quoted by the Royal Bank of Canada, plus 2% per annum. The Note can be called on 90 days notice, but in any event, no later than January 1, 2009, by Nevoro and can be satisfied, at Nevoro’s option, in part or in full by the issuance of common shares of the Company. On April 24, 2008 Nevoro advanced the Company C$100,000 under the Note.

16

APPENDIX G

PRO FORMA FINANCIAL STATEMENTS

OF THE MERGED COMPANY

G-1

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

(EXPRESSED IN US DOLLARS)

UNAUDITED

McGovern, Hurley, Cunningham, LLP Chartered Accountants

COMPILATION REPORT ON THE UNAUDITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
Nevoro Inc.

We have read the accompanying unaudited pro forma consolidated financial statements of Nevoro Inc. as at and for the year ended December 31, 2007 and have performed the following procedures:

1.
Compared the figures in the columns captioned “Nevoro Inc.” to the audited consolidated financial statements of Nevoro Inc. as at and for the year ended December 31, 2007, and found them to be in agreement.

2.
Compared the figures in the columns captioned “Aurora Metals (BVI) Ltd.” to the audited consolidated financial statements of Aurora Metals (BVI) Ltd. as at and for the year ended December 31, 2007, and found them to be in agreement.

3.	Made enquiries of certain officials of Nevoro Inc. who have responsibility for financial and accounting matters about:
a)	the basis for determination of the pro forma adjustments; and
b)	whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

The officials:
a)	described to us the basis for determination of the pro forma adjustments; and
b)	stated the unaudited pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

4.	Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Nevoro Inc.”, and “Aurora Metals (BVI) Ltd.” as at December 31, 2007 and for the year ended December 31, 2007 and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

McGOVERN, HURLEY, CUNNINGHAM, LLP
/s/ McGovern, Hurley, Cunningham, LLP
Chartered Accountants
Licensed Public Accountants

TORONTO, Ontario
May 6, 2008

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 469-1234 – Fax: (416) 469-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
PRO-FORMA CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2007
(EXPRESSED IN US DOLLARS)

		Aurora
	Nevoro	Metals
	Inc.	(BVI) Ltd.			Pro Forma
	(Audited)	(Audited)	Adjustments	(Note 4)	Consolidated

ASSETS
CURRENT
Cash and cash equivalents	$5,688,376	$9,671	$(500,000)	(c )	$5,198,047
Available-for-sale securities	-	4,257	-		4,257
Amounts receivable, prepaid expenses and other	132,533	10,121	-		142,654

	5,820,909	24,049	(500,000)		5,344,958

MINERAL PROPERTIES	12,129,939	-	1,281,365	(b)	24,555,598
			11,184,294	(c)
			(40,000)	(d)
EQUIPMENT	73,805	-	-		73,805

	$18,024,653	$24,049	$11,925,659		$29,974,361

LIABILITIES
CURRENT
Accounts payable	$369,107	$160,637	$-		$529,744
FUTURE INCOME TAX LIABILITY	3,321,800	-	-		3,321,800

	3,690,907	160,637	-		3,851,544

SHAREHOLDERS' EQUITY
CAPITAL STOCK	15,148,029	199,815	11,789,071	(c)	26,937,100
			(199,815)	(c)
ADDITIONAL PAID UP CAPITAL	-	1,775,049	(1,775,049)	(c)	-
ACCUMULATED OTHER COMPREHENSIVE INCOME	18,985	-	-		18,985
WARRANTS	282,385	-	-		282,385
STOCK OPTIONS	3,331,396	-	-		3,331,396
DEFICIT	(4,447,049)	(2,111,452)	1,254,540	(b)	(4,447,049)
			26,825	(b)
			870,087	(c)
			(40,000)	(d)

	14,333,746	(136,588)	11,925,659		26,122,817

	$18,024,653	$24,049	$11,925,659		$29,974,361

APPROVED ON BEHALF OF THE BOARD:
signed "William V. Schara"
_________________________, Director
signed "Philip S. Martin""
_________________________, Director

Unaudited; see attached Notice to Reader

1

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
(EXPRESSED IN US DOLLARS)

	Nevoro	Aurora Metals
	Inc.	(BVI) Ltd.			Pro Forma
	(Audited)	(Audited)	Adjustments	(Note 4)	Consolidated
EXPENSES
Stock-based compensation	$2,353,406	$-	$-		$2,353,406
Travel	171,957	-	-		171,957
Management and consulting fees	250,401	3,037	-		253,438
Investor relations	84,705	-	-		84,705
Office and general	105,156	42,952	-		148,108
Professional fees	102,065	54,300	-		156,365
Salaries and benefits	236,649	-	-		236,649
Occupancy costs	53,996	-	-		53,996
Filing, listing and transfer agent fees	85,006	-	-		85,006
Foreign exchange gain	(10,422)	-	-		(10,422)
Amortization	13,780	-	-		13,780
Insurance	29,297	-	-		29,297
Loss before the undernoted	3,475,996	100,289	-		3,576,285
Interest income	(155,136)	-	-		(155,136)
General exploration	589,131	26,825	(26,825)	(b)	589,131
Forgiveness of management fees	-	(35,000)	-		(35,000)
Other income	-	(58,571)	40,000	(d)	(18,571)
Unrealized loss on other than temporary impairment of available for sale securities	-	31,614	-		31,614
	3,909,991	65,157	13,175		3,988,323
Future income tax (recovery)	(55,803)	-	-		(55,803)
NET LOSS FOR THE YEAR	$3,854,188	$65,157	$13,175		$3,932,520

Unaudited; see attached Notice to Reader

2

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(EXPRESSED IN US DOLLARS)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Nevoro Inc. (“Nevoro” or the "Company") as at December 31, 2007, has been prepared for inclusion in the information circular of Aurora Platinum Exploration Inc. (formerly Aurora Metals (BVI) Ltd.), ("Aurora"), relating to the acquisition by Nevoro of 100% of the issued and outstanding common shares of Aurora, through the merger of the Company's wholly-owned subsidiary Nevoro Platinum Inc. ("NPI") and Aurora.

The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of operations have been prepared by management in accordance with the accounting policies as disclosed in the December 31, 2007 audited consolidated financial statements for Nevoro. The significant accounting policies of Aurora conform in all material respects to those of Nevoro, except for those discussed in Note 2. The pro forma adjustments as described in Note 4 are based on available information and certain estimates and assumptions.

The unaudited pro forma consolidated financial statement information is not intended to be indicative of the financial position or the results that actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction will differ from those recorded in the unaudited pro forma consolidated financial statements.

Management of Nevoro believes that the assumptions used provide a reasonable basis for presenting all of the significant effects of the transaction and that the pro forma adjustments give appropriate effect to those assumptions and are appropriately applied in the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of operations.

The unaudited pro forma consolidated balance sheet as at December 31, 2007 has been prepared from the audited consolidated balance sheet of Nevoro as at December 31, 2007 and the audited consolidated balance sheet of Aurora as at December 31, 2007, after giving pro forma effect to the acquisition of Aurora by Nevoro as though it had occurred on December 31, 2007, based on the assumptions disclosed in Note 4 .

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 has been prepared from the audited consolidated statement of operations and deficit of Nevoro for the year ended December 31, 2007, and the audited consolidated statement of operations of Aurora for the year ended December 31, 2007, after giving pro forma effect to the acquisition of Aurora by Nevoro as if it had occurred on January 1, 2007, based on the assumptions in Note 4.

These unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Nevoro and Aurora as at and for the year ended December 31, 2007.

No separate financial statements are presented for NPI as it was formed on March 31, 2008 for the sole purpose of facilitating the plan of arrangement between Nevoro and Aurora and had no assets or liabilities at the time of the Aurora acquisition.

2.	RECONCILIATION TO CANADIAN GAAP

The audited consolidated financial statements of Aurora are prepared in accordance with US GAAP. US GAAP differs from Canadian GAAP as follows:

Under Canadian GAAP, resource property exploration costs can be deferred and amortized during the search for a commercially mineable body of ore, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred until such time that proven reserves are discovered.

For the period cumulative from inception to December 31, 2007, Aurora's accounting for exploration costs under US GAAP differs materially from the accounting under Canadian GAAP. As such, the cumulative project development expenses of $235,291, the cumulative finder's fee of $72,750, the cumulative exploration expense recorded of $910,329 and the cumulative lease maintenance fee of $62,995 reflected on the Aurora consolidated statements of operations for U.S. GAAP purposes, would be recorded as mineral interests on the balance sheet in the aggregate amount of $1,281,365 for Canadian GAAP purposes.

Unaudited; see attached Notice to Reader

3

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(EXPRESSED IN US DOLLARS)

3.	ACQUISITION OF AURORA

On April 17, 2008, Nevoro and Aurora announced that the respective board of directors, had agreed to combine. A special meeting of Aurora shareholders will be held to seek such approval of the proposed transaction on June 5, 2008. Pursuant to the proposed transaction, each common share of Aurora will be cancelled and the shareholders thereof will receive, for each such common share of Aurora, one common share of Nevoro. The acquisition of Aurora is subject to, among other things, shareholder approval. The acquisition is expected to close on or about June 10, 2008.

The acquisition will be accounted for using the purchase method of accounting, with Nevoro being identified as the acquirer and Aurora as the acquiree. In accordance with the purchase method of accounting, the purchase consideration of $11,789,071 and the transaction costs of $500,000 are allocated to the underlying assets acquired and liabilities assumed, based on their fair values at the date of acquisition. Total consideration of $12,289,071 exceeded the carrying value of the net assets acquired by $11,144,294 which was applied to increase the carrying value of the mineral properties. Aurora was formed in the British Virgin Islands which does not require the payment of income taxes. The completion of the arrangement is subject to a number of conditions precedent, including that Aurora continue from the jurisdiction of the British Virgin Islands into the Province of British Columbia. Upon immigration into Canada, Aurora will have been deemed to have disposed of, at fair market value, each property owned by it and will also be deemed to have reacquired such property at the same amount at the time immediately after immigration to Canada. Accordingly, at the time of immigration, the fair value of the Aurora assets will be equal to the tax value of the assets.  Aurora was continued into British Columbia on May 5, 2008.

The allocation of the purchase cost to assets and liabilities acquired is as follows:

Purchase Price Allocation
Cash	$9,671
Availabe-for-sale securities	4,257
Other	10,121
Mineral properties	12,425,659
Accounts payable and accrued liabilities	(160,637)
Future income tax liability	-
$12,289,071
Consideration
19,981,476 Nevoro Common shares	$11,789,071
Transaction costs	500,000
$12,289,071

The unaudited pro forma consolidated financial statements assume the value of the shares issued to effect the combination is based on their market price over a reasonable period before and after the date the terms of the business combination were agreed to and announced. The 19,981,476 Nevoro shares issued were valued at $0.59 (CDN$0.59) for a total purchase consideration of $11,789,071 .

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated balance sheet as at December 31, 2007 gives effect to the following adjustments as if they had occurred on December 31, 2007 and the unaudited pro-forma consolidated statement of operations for the year ended December 31, 2007 reflects the following transactions as if they had occured on January 1, 2007.

(a)	The acquisition described in Note 3 receives all required shareholder and regulatory approvals.

(b)	To reflect the capitalization of mineral property expenditures under Canadian GAAP. (Note 2).

(c)
To reflect the issuance of 19,981,476 common shares valued at $11,789,071 for the acquisition of Aurora, and the related estimated transaction costs of $500,000 for total consideration of $12,289,071. (Note 3)

(d)	To eliminate on consolidation the payment of $40,000 paid by Nevoro to Aurora under an exclusivity agreement.

Unaudited; see attached Notice to Reader

4

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(EXPRESSED IN US DOLLARS)

5.	PRO FORMA LOSS PER SHARE AND SHARE CAPITAL CONTINUITY

The pro forma loss per share is based on the weighted average number of shares outstanding at December 31, 2007 as follows:

Basic Loss Per Share
Weighted average number of common shares outstanding	62,069,012
Weighted average of issuance of shares for acquisition	19,981,476
Weighted average number of shares outstanding	82,050,488

Pro forma adjusted net loss for the year ended December 31, 2007	$3,932,520
Pro forma adjusted basic loss per share	$0.05

Diluted Loss Per Share

The diluted loss per share for the year ended December 31, 2007 is the same as basic loss per share.

Share Capital Continuity

	Number of
	Shares	Value
Nevoro shares issued and outstanding, December 31, 2007	75,148,585	$15,148,029
Issuance of shares to acquire 100% of the issued and outstanding of Aurora	19,981,476	11,789,071
Total shares outstanding	95,130,061	$26,937,100

Unaudited; see attached Notice to Reader

5

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

FOR COMMON SHARES OF

AURORA PLATINUM EXPLORATION INC.

This Letter of Transmittal is for use by registered shareholders (“Aurora Shareholders”) of common shares (“Aurora Shares”) of Aurora Platinum Exploration Inc. (“Aurora” or the “Company”) in connection with the proposed arrangement (the “Arrangement”) involving Nevoro Inc. (“Nevoro”), that is being submitted for approval at the meeting of Aurora Shareholders to be held on June 5, 2008 (the “Meeting”).  Aurora Shareholders are referred to the Notice of Meeting and Management Information Circular dated May 6, 2008 (the “Circular”) prepared in connection with the Meeting that accompanies this Letter of Transmittal.  Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

The Arrangement is anticipated to close in early June, 2008. At the Effective Time, Aurora Shareholders (other than Dissenting Shareholders) will be entitled to receive, in exchange for each Aurora Share, one (1) common share (a “Nevoro Share”) of  Nevoro.

In order to receive the appropriate number of Nevoro Shares that an Aurora Shareholder is entitled to receive under the Arrangement, Aurora Shareholders are required to deposit the certificates representing Aurora Shares held by them with Equity Transfer & Trust Company (the “Depositary”). This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Aurora Shares deposited for payment of the consideration pursuant to the Arrangement.

Aurora Shareholders who do not deliver their Aurora Share certificates and all other required documents to the Depositary on or before the date which is six years after the Effective Date shall lose their right to receive Nevoro Shares for their Aurora Shares.

TO:	EQUITY TRANSFER & TRUST COMPANY, at the office set out herein

AND TO:	AURORA PLATINUM EXPLORATION INC.

AND TO:	NEVORO INC.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal.  Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Aurora Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned hereby deposits with the Depositary the enclosed certificate(s) representing Aurora Shares, details of which are as follows:

Certificate Number(s)	Name(s) in which Registered	Number of Aurora Share(s) Represented by Certificate

TOTAL:

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

It is understood that, upon receipt of this Letter of Transmittal duly completed and signed and of the certificate(s) representing the Aurora Shares deposited herewith (the ‘‘Deposited Shares’’) and following the Effective Time of the Arrangement, the Depositary will deliver to the undersigned certificates representing the Nevoro Shares that the undersigned is entitled to receive under the Arrangement, or hold such shares for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares shall forthwith be cancelled.

The undersigned holder of Aurora Shares represents and warrants in favor of Aurora and Nevoro that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the consideration is paid, none of Aurora and Nevoro, or any successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is accurate, and (vii) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Toronto time) on the business day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, on the business day preceding the date of the reconvened Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares.  These representations and warranties shall survive the completion of the Arrangement.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs Nevoro and the Depositary to mail the certificate(s) representing the Nevoro Shares that the undersigned is entitled to receive under the Arrangement representing payment for the Deposited Shares promptly after the Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such certificate(s) for Nevoro Shares for pick-up, in accordance with the instructions given below.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out below in Box D or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Aurora.

It is understood that under no circumstances will interest accrue or be paid on the consideration payable in respect of the Deposited Shares in connection with the Arrangement.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract in connection with the delivery of the Aurora Shares pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A PAYMENT AND DELIVERY INSTRUCTIONS ☐ ISSUE NEVORO SHARES IN THE NAME OF: (please print or type)
BOX B
SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the Nevoro Shares to which the undersigned is entitled under the Arrangement are to be sent to someone other than the person shown in Box A or to an address other than the address shown on Box A

(Name)

(Street Address and Number)	☐ Same address as Box A; or

(City and Province or State)	(Name)

(Country and Postal (Zip) Code)	(Street Address and Number)

(Telephone – Business Hours)	(City and Province or State)

(Social Insurance, Social Security Number or Tax Identification Number)	(Country and Postal (Zip) Code)

BOX C – SPECIAL PICK-UP INSTRUCTIONS ☐ HOLD FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY AT 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1

BOX D DELIVERY INSTRUCTIONS (in the event the Arrangement is not completed) TO BE COMPLETED BY ALL AURORA SHAREHOLDERS BY SELECTING ONE BOX BELOW.

☐ Mail Certificate(s) to (please fill in address for mailing):

OR

☐ Hold certificate(s) for pick-up at the office of the Depositary listed in Box C.

BOX E – SIGNATURE GUARANTEE	BOX F – SIGNATURE

Signature guaranteed by	Dated: _______________________________
(if required under Instruction 3):

Authorized Signature	(Signature of Aurora Shareholder or authorized representative)

Name of Guarantor (please print or type)	(Signature of any joint holder)

Address (please print or type)	(Name of Shareholder)

Area Code and Telephone Number	(Name of Authorized representative)

(Area Code and Daytime Telephone Number)

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	Aurora Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

(b)
This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Aurora Shares and all other required documents must be sent or delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal.

(c)
The method used to deliver this Letter of Transmittal and any accompanying certificates representing Aurora Shares and all other required documents is at the option and risk of the Aurora Shareholder, and delivery will be deemed effective only when such documents are actually received. Aurora recommends that the necessary documentation be hand delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Aurora Shareholders whose Aurora Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Aurora Shares. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(d)	Nevoro reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.	Signatures

This Letter of Transmittal must be completed and signed by the holder of Aurora Shares or by such holder's duly authorized representative (in accordance with paragraph 4 below of these Instructions).

(a)
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)
If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a certificate(s) representing Nevoro Shares is to be issued to a person other than the registered owner(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)
the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below of these Instructions.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Aurora Shares or if the payment is to be issued in a name other than the registered owner(s), such signature must be guaranteed by an Eligible Institution (see below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).  An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Aurora, Nevoro or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

All certificate(s) to be issued in exchange for the Deposited Shares will be issued in the name of the person indicated in Box “A” and delivered to the address indicated in Box “A” (unless Box “B” has been checked). If any certificate(s) are to be held for pick-up at the offices of the Depositary, complete Box “C”. If neither Box “A” nor Box “B” is completed, any new certificate(s) issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of Aurora. Any certificate(s) or cheque(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.	Lost Certificates

If a certificate representing Aurora Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the Aurora Shares will respond with replacement requirements (which may include bonding requirement) for payment of the consideration in accordance with the Arrangement.

7.	Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s) for Aurora Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box “D”, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Aurora.

8.	Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for Aurora Shares, additional certificate numbers and number of Aurora Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Aurora Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of Aurora Shares will be accepted.

(d)	Additional copies of the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.

(e)	Any questions should be directed to the Depositary at (416) 342-1091 or by e-mail to investor@equitytransfer.com.

Office of the Depositary, EQUITY TRANSFER & TRUST COMPANY

By Mail, Hand or by Courier
200 University Avenue
Suite 400
Toronto, Ontario  M5H 4H1

For Information call:
Telephone: (416) 342-1091
E-mail: investor@equitytransfer.com

AURORA PLATINUM EXPLORATION INC.

FORM OF PROXY SOLICITED BY MANAGEMENT FOR USE AT
THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 5, 2008

The undersigned holder of common shares of Aurora Platinum Exploration Inc. (the “Corporation”), hereby appoints Cameron Richardson, a Director of the Corporation, or in lieu of the foregoing _________________________________ as nominee of the undersigned, with full power of substitution, to attend, act and vote for the undersigned at the special meeting of shareholders of the Corporation (the “Meeting”) to be held at the offices of Blake Cassels & Graydon LLP at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia  on June 5, 2008 at 10:00 a.m. (Vancouver time) and at all adjournments or postponements thereof, to the same extent and with the same power as if the undersigned was present at the said meeting or postponement or adjournment thereof and, without limiting the generality of the power hereby conferred, the nominees designated above are directed to:

1.	VOTE FOR ☐ or VOTE AGAINST ☐ the special resolution substantially in the form of the special resolution set forth in Appendix “A” to the accompanying Management Information Circular.

2.	VOTE on such other matters as may properly be brought before the Meeting or any adjournment or postponement thereof.

The undersigned hereby revokes any proxy previously given.

If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or any postponement or adjournment thereof, or if any other matters properly come before the Meeting or any postponement or adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting or any postponement or adjournment thereof.

This proxy is solicited by the management of the Corporation.  A shareholder has the right to appoint a person to represent him/her/it and to attend and act for him/her/it on his/her/its behalf at the Meeting or any adjournment thereof other than the nominees designated above and may exercise such right by inserting the name of his nominee in the blank space provided above for that purpose.

DATED the ___ day of __________________, 2008.

___________________________________
Signature of Shareholder(s)

___________________________________
Name(s) of Shareholder(s) (Please Print)

___________________________________
Number of Shares Represented by this Proxy

PLEASE SIGN AND RETURN THIS PROXY IN THE ENCLOSED ENVELOPE

NOTES AND INSTRUCTIONS:

1.
This form of proxy must be dated and signed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, this form of proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized. When signing in a fiduciary or representative capacity, please give full title as such.

2.
The shares represented by this proxy will be voted FOR or AGAINST, in accordance with the instructions of the shareholder on any ballot that may be called for.  Where no specification is made to vote FOR or AGAINST, the nominees are directed to vote FOR or to VOTE, as applicable, the shares represented by this proxy.

3.
The form of proxy will not be used at the Meeting, or any postponement or adjournment thereof, unless the same is deposited with the Corporation's transfer agent, Holladay Stock Transfer, at the address noted below, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or before the time for holding any postponed or adjourned meeting.

4.	This proxy ceases to be valid one year from its date.

5.	Please date the proxy. If not dated, the proxy shall be deemed to be dated on the day on which it is mailed to the shareholder.

6.	If your address as shown is incorrect, please give your correct address when returning this proxy.

7.	Return all forms of proxy to:

Holladay Stock Transfer Inc.
2939 N 67th Pl Ste C
Scottsdale, AZ, USA 85251

OR

By facsimile to 1 (480) 481-3941